Exhibit 99.1

Notice of 2026 Annual Meeting of Shareholders

Your vote matters

Please take a moment to vote. Your participation as a shareholder is important to us.

Notice of 2026 Annual Meeting of Shareholders and Availability of Proxy Materials

When: Tuesday, June 9, 2026 2:00 p.m. (E.D.T.) Where: Virtual Meeting Live audio webcast online: www.virtualshareholdermeeting.com/HRNNF2026.
Business of the meeting:
At the meeting, shareholders will:
   •
Receive Hydro One’s 2025 audited consolidated financial statements together with the report of the external auditors on those statements
   •
Elect directors
   •
Appoint our auditor
   •
Consider an advisory say on executive pay shareholder resolution, and
   •
Transact any other business as may properly come before the meeting.

For further information on the items of business, see “Items of Business” starting on page 3 of the accompanying circular.

Notice - and - access
Hydro One Limited (Hydro One or the company) is providing you with electronic notice-and-access to its management information circular (the circular) for the company’s 2026 annual meeting of shareholders (the meeting) instead of mailing out paper copies, as permitted by applicable Canadian securities laws. Electronic delivery is environmentally friendly and cost effective. This notice provides details of the date, time and means of accessing the meeting, including matters to be voted on at the meeting. It is not a form of proxy or voting instruction form and cannot be used to vote your shares. Accompanying this notice is a form of proxy or voting instruction form that you will need to vote by proxy and/or to access the meeting online using your unique 16-digit control number.
All shareholders are reminded to review the circular before voting. If you have questions about this notice-and-access, or how to vote your shares or access the meeting, please call 1-844-916-0609 toll-free within North America for service in English, 1-844-973-0593 toll-free within North America for service in French or 1-303-562-9305 (English)/1-303-562-9306 (French) (outside North America).
How can I participate in the meeting?
The company is conducting a virtual meeting of shareholders that will allow registered shareholders and duly appointed proxyholders (including non-registered (beneficial) shareholders who have properly appointed themselves as proxyholders) to participate.
The company believes conducting the meeting in a virtual format will maximize shareholder attendance by providing each shareholder, regardless of location, equal access to participate in the meeting. Shareholders and duly appointed proxyholders (including non-registered (beneficial) shareholders who have properly appointed themselves as proxyholders) attending the meeting virtually will be afforded substantially the same rights and opportunities to participate in the meeting as they would at an in-person meeting.
Should you choose to attend the virtual meeting, you will be able to access the meeting using an internet connected device such as a laptop, computer, tablet or mobile phone. The online meeting platform will be supported across browsers and devices that are running the most up to date version of the applicable software plugins.
ii Hydro One Limited | 2026 Management Information Circular

Shareholders will not be able to attend this year’s meeting in person. It is important that you review the detailed information on how shareholders can participate in and vote at the meeting starting on page 7 of the accompanying circular. The procedures are different for registered and non-registered shareholders. You should carefully review this information well in advance of the meeting.
Only registered shareholders and duly appointed proxyholders (including non-registered (beneficial) shareholders who have properly appointed themselves as proxyholders) will be entitled to attend, ask questions and vote at the meeting online, all in real time.
Non-registered (beneficial) shareholders who do not duly appoint themselves as proxyholder and registered guests may attend the meeting online, but will not be able to ask questions or vote at the meeting.
Registered shareholders and duly appointed proxyholders (including non-registered (beneficial) shareholders who have properly appointed themselves as proxyholders) will be able to ask questions through a chat box in the online meeting platform or verbally over the phone using a toll-free phone number displayed during the meeting on the online meeting platform. They will not be able to vote over the phone during the live meeting – should registered shareholders and duly appointed proxyholders (including non-registered (beneficial) shareholders who have properly appointed themselves as proxyholders) wish to vote during the meeting, they must do so using the online meeting platform.
Registered shareholders and duly appointed proxyholders participating in the meeting must remain connected to the internet at all times during the meeting in order to vote when balloting commences. It is the registered shareholder’s and duly appointed proxyholder’s responsibility to ensure internet connectivity for the duration of the meeting. Shareholders are encouraged to vote in advance using any of the methods below.
How do I get an electronic copy of the circular?
Electronic copies of the circular may be accessed online on Hydro One’s website at www.hydroone.com/AGM or under Hydro One’s profile on the System for Electronic Data Analysis and Retrieval + (SEDAR+) at www.sedarplus.com. You can also access our 2025 annual report (the annual report) containing our financial statements and related management’s discussion and analysis for the year ended December 31, 2025 in the same manner. You can also access our meeting materials online at www.proxyvote.com (enter the control number located on the voting instruction form or form of proxy). The meeting materials will remain available at www.proxyvote.com for a period of at least one year after posting on this website.
How do I get a paper copy of the circular?
In addition to being able to quickly view or print the circular and/or annual report online at our website, shareholders can request that a paper copy of either document or both documents be sent to them by regular postal delivery, free of charge, up to one year after the date of filing on SEDAR+. Requests may be made using the methods below.
By phone:
•	Shareholders with a 16-digit control number: Toll-free at 1-877-907-7643 (within North America) or 1-303-562-9305 (English)/1-303-562-9306 (French) (outside of North America)
•
Shareholders without a 16-digit control number: Toll-free at 1-844-916-0609 (English) or 1-844-973-0593 (French) (within North America) or 1-303-562-9305 (English)/1-303-562-9306 (French) (outside of North America)

Online:
•	www.proxyvote.com (enter the control number located on the voting instruction form or form of proxy).
Email:
•	Write to corporatesecretary@hydroone.com with the subject line: “Hydro One – Request for Paper Copy”.
To receive the meeting materials prior to the proxy deadline (as defined below) for the meeting and before the meeting, you should make your request before 5:00 p.m. (E.D.T.) on May 25, 2026. For requests received on or after the date of the meeting, and within one year of the circular being filed on SEDAR+, a paper copy will be mailed to you within 10 calendar days after receiving your request.
Hydro One Limited | 2026 Management Information Circular iii

How do I vote my shares?
Shareholders attending the shareholders meeting (including beneficial shareholders who have properly appointed themselves as proxyholders) can only vote online. Detailed information on how shareholders can participate in and vote at the meeting starts on page 7 of the accompanying circular. This includes information on how beneficial shareholders can appoint themselves as proxyholders.
The procedures are different for registered and non-registered (beneficial) shareholders, so you should review this information carefully well in advance of the meeting. Registered guests may attend the meeting online but will not be able to ask questions or vote at the meeting.
You may also vote your shares in advance by proxy in any of the following ways. You will need the control number contained in the accompanying voting instruction form or form of proxy in order to vote.
Internet voting	Telephone voting	Voting by mail or delivery
For all shareholders, registered and non-registered (beneficial), go to www.proxyvote.com or follow the instructions provided by your bank or broker	Call the toll-free number shown on the voting instruction form or form of proxy	Complete the form of proxy or voting instruction form and return it in the pre-paid envelope provided

To be valid, shareholders must return their proxies using one of the above applicable methods to Broadridge Investor Communications Corporation (Broadridge) by no later than 2:00 p.m. (E.D.T.) on June 5, 2026 (the proxy deadline) or, if the meeting is postponed or adjourned, no later than 48 hours (not including Saturdays, Sundays or holidays in Ontario) prior to the postponed or adjourned meeting. Non-registered (beneficial) shareholders should return their voting instruction form to their intermediary using one of the above methods so it is received at least one business day in advance of the proxy deadline and should consult the instructions on their voting instruction form.
Hydro One reserves the right to accept late proxies and to waive the proxy deadline, with or without notice, but is under no obligation to accept or reject any particular late proxy.
The contents of the circular and the sending thereof to the shareholders have been approved by Hydro One’s board of directors.

DATED at Toronto, Ontario this 27th day of April, 2026 By order of the board of directors Louise Meegan Corporate Secretary, Hydro One Limited	Your vote is important! We encourage you to read the management information circular before exercising your vote.

iv Hydro One Limited | 2026 Management Information Circular

Letter from the Chair of the Board
Dear Shareholder,
You are invited to attend Hydro One Limited’s annual meeting of shareholders on Tuesday, June 9, 2026, at 2:00 p.m. E.D.T.
This year’s meeting will be held in a virtual format allowing registered shareholders and duly appointed proxyholders to participate online, via a live online audio webcast available at www.virtualshareholdermeeting.com/HRNNF2026.

We have decided to hold the annual meeting of shareholders virtually this year via a live online audio webcast to maximize shareholder attendance by providing each shareholder, regardless of location, with an equal opportunity to participate in the meeting.
At this year’s shareholder meeting, you will be voting on several important matters, so please take the time to carefully consider the information set out in the accompanying management information circular. Registered shareholders and duly appointed proxyholders will also have an opportunity to ask questions. Your vote is important. We strongly encourage you to use the enclosed form of proxy or voting instruction form to submit your vote prior to the proxy deadline for the meeting.
Over the past year, Hydro One delivered strong performance in an increasingly complex operating environment. The company remained focused on safety, reliability and operational excellence, even as the electricity system faced extreme weather events and growing demand. These outcomes reflect the effectiveness of a strategy that is delivering value for customers today while actively strengthening and modernizing Ontario's electricity system.
Hydro One also made continued progress on significant investments to expand and reinforce the province's electricity infrastructure in support of economic growth and electrification. Advancements across transmission and distribution initiatives, delivered in partnership with Indigenous communities and Canadian suppliers, are enhancing system capability and resilience. Together, these efforts reinforce Hydro One's role as a trusted operator of critical infrastructure.
I would like to extend our sincere appreciation to David Lebeter for his service as President and Chief Executive Officer since 2023 and for his leadership during a period of strong operational performance and continued system investment. On February 26, 2026, the company announced that Mr. Lebeter will retire from his role as President and CEO effective June 9, 2026, and will continue to support the organization as a Special Advisor until October 10, 2026.
The board has appointed Megan Telford, Hydro One’s Chief Operating Officer, as President and CEO effective June 9, 2026, following a comprehensive and carefully considered succession planning process undertaken by the board with the support of a professional external advisor. Megan is a strong successor and a highly regarded leader who has played a
Hydro One Limited | 2026 Management Information Circular v

key role in advancing Hydro One’s operational and strategic priorities since joining the organization in 2020. Megan is also standing for election as a director for the first time this year in connection with her appointment. For further information on Ms. Telford, please refer to page 21 of this circular.
I’m very pleased that Michael Rencheck has joined the Hydro One board of directors during the past year. Michael brings deep industry expertise, strategic vision, and a strong commitment to customer-focused outcomes that align perfectly with our mission. We look forward to his further insights and contributions as we deliver safe, reliable, and sustainable power to the people of Ontario.
Also standing for election for the first time is Debbie Hutton. Ms. Hutton joined the Hydro One board in February this year and I am glad to welcome her on board. Considering her expertise in communications, I am certain it will enhance Hydro One’s effort in meeting public expectations and relations.
I am pleased to welcome Perrin Beatty who will be standing for election at the meeting for the first time. Mr. Beatty joins our nominees after having served in senior roles within business and government. These experiences will help Hydro One in continuing to navigate its unique role in Ontario’s electicity system and balance the views of all of our stakeholders.
On behalf of the board, I thank Mitch Panciuk and Helga Reidel for their valuable service and contributions since 2023. Both Mr. Panciuk and Ms. Reidel will not be standing for re-election at the meeting.
All our director nominees except Ms. Telford and Mr. Beatty currently serve as directors. The diverse skills and experiences of our director nominees will continue to help Hydro One deliver on its purpose to energize life with reliable and sustainable solutions for a brighter future.
For further information on our director nominees, please refer to their biographies beginning on page 16.
Additional information regarding Hydro One, including our public disclosure documents, can be found on the Investor Relations page of our website at www.HydroOne.com/Investor- Relations. Additional information relating to Hydro One can also be found on our SEDAR+ profile at www.sedarplus.com.
We thank you for your continued support of Hydro One and look forward to welcoming you at the annual meeting.
Sincerely,

Melissa Sonberg
Chair of the Board
Hydro One Limited
vi Hydro One Limited | 2026 Management Information Circular

1	BUSINESS OF THE MEETING

2	CORPORATE GOVERNANCE

3	EXECUTIVE COMPENSATION

2026
Management Information Circular
You have received this circular because you owned Hydro One common shares as of the close of business on April 27, 2026 (the record date) and have the right to vote at our annual meeting of shareholders.
Management is soliciting your proxy for the meeting, which will be held on June 9, 2026.

In this document:
•	we, us, our, the company and Hydro One mean Hydro One Limited;
•	you and your mean holders of our common shares;
•	common shares and shares mean the common shares of Hydro One; and
•	meeting means the annual meeting of shareholders

This document informs you about the meeting, as well as the governance and compensation matters at Hydro One. We have organized the document into separate sections to make it easier to find what you are looking for and to help you vote with confidence.
We pay the cost for proxy solicitation of all registered owners and beneficial owners, other than beneficial owners who object to their name and address being given to the company. These objecting beneficial owners will not receive the materials unless such objecting beneficial owners’ intermediary assumes the cost of delivery.
We are soliciting proxies mainly by mail, but you may also be contacted by phone, the internet or in person by employees of Hydro One. We may also engage solicitation agents to contact you, at a nominal cost to the company.
The date of this circular is April 27, 2026 and, unless indicated otherwise, all information in the circular is provided as of April 27, 2026 and all dollar amounts are in Canadian dollars.
All references to financial results are based on Hydro One’s financial statements, prepared in accordance with United States Generally Accepted Accounting Principles (US GAAP). References in this circular to the meeting include any postponement(s) or adjournment(s) that may occur.
Documents and websites referenced herein are not incorporated by reference into this circular, unless such incorporation by reference is explicit. References to our website address in this circular are intended to be inactive textual references only.

1	Business of the Meeting

Read about the four items of business and how to vote your shares pages 3-28

2	Corporate Governance

Learn about our governance practices
pages 29-59

3	Executive Compensation

See how we compensated our Named Executive Officers in 2025 and why pages 60-95

2 Hydro One Limited | 2026 Management Information Circular

1 Business of the Meeting

Items of Business
As set out in the notice of meeting, shareholders of Hydro One will be asked to receive or consider and, as required, vote on the following matters at the meeting:
1.  Financial Statements
The audited consolidated financial statements of Hydro One for the fiscal year ended December 31, 2025 and the report of the external auditors on the financial statements will be received.
2.  Election of Directors
The board is currently composed of 11 directors. All current directors, except for Michael Rencheck and Debbie Hutton, were elected at the company’s annual and special meeting of shareholders held on June 24, 2025. Mr. Rencheck was appointed to the board effective August 14, 2025, by the board of directors to fill the vacancy created by Timothy Hodgson’s retirement from the board on April 28, 2025. Ms. Hutton was appointed to the board effective February 19, 2026, following her nomination by the Province (defined below). Megan Telford is being nominated for election as a director in her capacity as President and CEO, with such appointment to become effective June 9, 2026, replacing David Lebeter. As a result of the retirements of Mitch Panciuk and Helga Reidel from the board, His Majesty the King in Right of Ontario (the Province) is entitled under the Governance Agreement between the company and the Province, as represented by the Minister of Energy and Mines, dated November 5, 2015 (the Governance Agreement), to nominate four candidates for election or appointment to the board. The Province has nominated Susan Wolburgh Jenah, Debbie Hutton and Perrin Beatty for election to the board.
The Province and Hydro One entered into the 2026 Waiver (defined below) in connection with the meeting. Pursuant to the 2026 Waiver, the Province acknowledged that it was nominating fewer directors than it was entitled to nominate for election at the meeting pursuant to the Governance Agreement. If, following the meeting, the Province identifies an individual as a nominee, which is accepted by Hydro One, all in accordance with the terms and conditions of the Governance Agreement, then Hydro One will appoint such individual to the board within a reasonable period.
At the meeting, shareholders will be asked to elect the 10 nominees listed in the circular (the nominated directors) in accordance with Hydro One’s Majority Voting Policy.
All directors elected will hold office until the next annual meeting of shareholders or until their successors are elected or appointed. Other details about the nominees for election as directors are provided starting on page 15.
The board recommends that you vote FOR the election to the board of each of the nominated directors.
The table below summarizes the 2025 voting results for each of the nominated directors who are standing for re-election at the 2026 meeting.

2025 Director Voting Results	Votes For		Votes Withheld
	%	#	%	#
David Hay	99.46	501,385,950	0.54	2,703,743
Stacey Mowbray	99.82	503,181,248	0.18	908,445
Mark Podlasly	99.87	503,426,344	0.13	663,349
Melissa Sonberg	99.28	500,476,428	0.72	3,613,264
Brian Vaasjo	99.20	500,066,069	0.80	4,023,300
Susan Wolburgh Jenah	97.75	492,727,344	2.25	11,361,965

Hydro One Limited | 2026 Management Information Circular 3

BUSINESS OF THE MEETING

Majority Voting Policy

The board has adopted a Majority Voting Policy for the election of directors. In an uncontested election, any nominee for director who does not receive at least a majority of votes for their election is required to immediately tender their resignation for consideration by the board. For more information on our Majority Voting Policy, see page 39.

3. Appointment of External Auditors
The external auditor of Hydro One is KPMG LLP (KPMG), Chartered Professional Accountants, located in Toronto, Ontario. KPMG was initially appointed as the external auditor of Hydro One on August 31, 2015. KPMG has also acted as the external auditor of Hydro One’s principal subsidiary, Hydro One Inc., since 2008. Shareholders are being asked to approve the appointment of KPMG as the external auditor of Hydro One for the ensuing year and to authorize the directors of the company to fix their remuneration.
The aggregate fees billable by KPMG to Hydro One Limited and its subsidiaries in respect of professional services for 2025 and 2024 are presented below (in Canadian dollars):

	Year ended December 31, 2025	Year ended December 31, 2024
Audit Fees(1)	$3,068,268	$2,751,176
Audit-Related Fees(2)	$568,638	$496,966
Tax Fees(3)	$23,888	$21,935
Other(4)	$70,048	$65,770
Total	$ 3,730,842	$ 3,335,847

 Notes:
1.
The nature of the services rendered were: audit of annual financial statements of the company and its subsidiaries, statutory and regulatory filings including reporting to the Province (defined above), and services related to securities offerings.

2.
The nature of services rendered were: translations, audit of the Hydro One Pension Plans, assurance services related to the sustainable financing framework, and services reasonably related to the performance of the audit or review of the company’s financial statements that are not reported under Audit Fees.

3.	The nature of services rendered was general tax advice and compliance.
4.	The nature of services rendered was accounting training. The 2024 comparative has been re-classified from Audit-Related Fees.
The board recommends that you vote FOR the re-appointment of KPMG as the external auditors of Hydro One, to hold office until our next annual meeting of shareholders, and to authorize the directors of Hydro One to fix their remuneration.

	For		Withheld
	%	#	%	#
2025 Appointment of auditor voting results	99.50	502,020,299	0.50	2,510,296

For additional information on our auditors and audit committee, please refer to the following sections of our annual information form for the year ended December, 31, 2025, which is available on SEDAR+ (www.sedarplus.com): “Audit Committee” and “Schedule ‘A’ – Hydro One Limited – Audit Committee Mandate”.
4 Hydro One Limited | 2026 Management Information Circular

4. Say on Pay
In accordance with Hydro One’s corporate governance guidelines, the company will hold an advisory vote on the approach to executive compensation (say on pay). The purpose of the say on pay vote is to obtain shareholder input on executive compensation at each annual meeting of shareholders.
The board believes that the shareholder say on pay vote forms an important part of the ongoing process of engagement between shareholders and the board on executive compensation.
At the meeting, shareholders will have an opportunity to vote on Hydro One’s approach to executive compensation through consideration of the following say on pay advisory resolution:
“Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in the management information circular delivered in advance of the 2026 annual meeting of shareholders of the company.”
Because your vote is advisory, it will not be binding on the board. However, the board will take into account the results of the vote when considering future executive compensation arrangements. The directors remain responsible for overseeing the company’s executive compensation practices, in accordance with applicable law, and are not relieved of this responsibility by the outcome of this advisory vote by shareholders.
The board recommends that you vote FOR approval of the advisory resolution on Hydro One’s approach to executive compensation.

	For		Against
	%	#	%	#
2025 Say on Pay voting results	98.98%	498,934,066	1.02%	5,155,627

For further information about our executive compensation program, please see “Executive Compensation” starting on page 60.
For the voting results of all other matters which were voted on by shareholders at the 2025 annual and special meeting of shareholders, please refer to the report of voting results available on SEDAR+.
Hydro One Limited | 2026 Management Information Circular 5

BUSINESS OF THE MEETING

Information About Voting
Delivery of Proxy Materials
As permitted by applicable Canadian securities laws, Hydro One is providing shareholders with electronic access to its circular for the company’s annual meeting of shareholders and its 2025 annual report, using “notice-and-access” instead of mailing out paper copies. Electronic delivery is environmentally friendly and cost effective.
Shareholders will receive a notice of availability of proxy materials (notice) together with a form of proxy or voting instruction form. The notice provides instructions on how shareholders may access and review an electronic copy of the circular and how to request a paper copy. Shareholders who have already provided instructions on their account to receive paper copies of the circular will also receive a paper copy of the circular with a copy of the notice regarding electronic availability. The notice also provides instructions on voting at the meeting.
Proxy materials are sent to registered shareholders directly and will be sent to intermediaries to be forwarded to all non-registered (beneficial) shareholders. We pay the cost for proxy solicitation of all registered owners and beneficial owners other than beneficial owners who object to their name and address being given to the company. An objecting beneficial owner will only receive proxy materials if their intermediary assumes the cost of delivery.
Shares Outstanding
As of April 27, 2026 there were 600,096,020 common shares outstanding, each carrying the right to one vote per common share.

The Electricity Act, 1998 (Ontario) and Hydro One’s articles of incorporation preclude any person or company (or combination of persons or companies acting jointly or in concert), other than the Province, from owning or exercising control or direction over, more than 10% of any class or series of voting securities, including common shares of Hydro One.

Who Can Vote
Shareholders have the right to one vote per common share held by them on the record date for the meeting, which is April 27, 2026.
Other than the Province (defined above), any person, or an entity controlled by a person, who beneficially owns shares that represent, in the aggregate, more than 10% of the eligible votes that may be cast at the meeting, may not vote any of their shares.
As of April 27, 2026, our directors and executive officers were not aware of any person or entity who beneficially owns, directly or indirectly, or exercises control or direction over 10% or more of our outstanding common shares, other than the Province, which holds 282,412,648 common shares (representing approximately 47% of the outstanding common shares).
Under the Governance Agreement, the Province and Hydro One exchanged nomination notices and confirmed their acceptance of each other’s director nominees. The Province is also required, under the Governance Agreement between the company and His Majesty the King in Right of Ontario, as represented by the Minister of Energy and Mines, dated November 5, 2015 (the Governance Agreement), to vote in favour of the nominees identified in this circular except in the case of contested director elections and where His Majesty the King in Right of Ontario (the Province) seeks to replace the board in accordance with the Governance Agreement by withholding votes or voting for removal.
More information about the Governance Agreement can be found starting on page 30.
6 Hydro One Limited | 2026 Management Information Circular

How to Participate in and Vote at the Meeting
We have decided to host this year’s annual shareholder meeting as a virtual meeting. Shareholders and registered guests can attend the meeting online via a live audio webcast. The company believes conducting the meeting in a virtual fomat will maximize shareholder attendance by providing each shareholder, regardless of location, with an equal opportunity to participate in the meeting, at no additional cost.
It is anticipated that registered shareholders and duly appointed proxyholders (including non-registered (beneficial) shareholders who have properly appointed themselves as proxyholders) attending the meeting online will be afforded substantially the same rights and opportunities to participate in the meeting as they would at an in-person meeting. Registered shareholders and duly appointed proxyholders (including non-registered (beneficial) shareholders who have properly appointed themselves as proxyholders) will be entitled to attend, ask questions, and vote at the meeting online, all in ‘real time’. Non-registered (beneficial) shareholders who do not duly appoint themselves as proxyholders and registered guests will be able to attend the online meeting, but will not be able to participate in, ask questions or vote at the meeting.
If registered shareholders or duly appointed proxyholders are participating in the meeting online, you must remain connected to the internet at all times during the meeting in order to vote when balloting commences. It is your responsibility to ensure internet connectivity for the duration of the meeting. All shareholders are encouraged to vote in advance of the meeting at www.proxyvote.com or as described below, particularly if they are worried about their ability to remain connected to the internet for the duration of the meeting.

In order to participate in the meeting online, please log in at www.virtualshareholdermeeting.com/ HRNNF2026. We recommend that you log in at least 15 minutes before the meeting starts.

How Do I Participate in and Vote at the Meeting?
Registered shareholders and duly appointed proxyholders (including non-registered (beneficial) shareholders who have properly appointed themselves as proxyholders) will be able to attend, ask questions and vote at the meeting online by using an internet connected device such as a laptop, computer, tablet or mobile phone. The online meeting platform will be supported across browsers and devices that are running the most up to date version of the applicable software plugins. If you have any doubt, you can check your system’s compatibility by visiting www.talkpoint.com/test.
Registered shareholders and duly appointed proxyholders (including non-registered (beneficial) shareholders who have properly appointed themselves as proxyholders) will be able to participate through the online meeting platform or verbally by phone using a toll-free phone number displayed during the meeting on the online meeting platform, but they must follow the instructions below if they wish to vote at the meeting. See “How Can I Ask Questions at the Meeting”.
The steps you need to follow to attend and participate in the meeting will depend on whether you are a non-registered (beneficial) shareholder who holds common shares through a broker or other intermediary or you are a registered shareholder who holds a share certificate or statement from a direct registration system confirming your ownership of common shares. Non-registered (beneficial) shareholders who do not duly appoint themselves as proxyholders and registered guests may attend the meeting online, but will not be able to participate in, ask questions or vote at the meeting. Please read and follow the applicable instructions below carefully.
Refer to the “question period – protocol” available at www.hydroone.com/AGM to obtain more information concerning the online and in-person meeting procedures and how to ask or submit questions during the meeting, as well as other rules of conduct for the meeting.
Hydro One Limited | 2026 Management Information Circular 7

BUSINESS OF THE MEETING

	Non-Registered (Beneficial) Shareholders	Registered Shareholders
How to Participate in and Vote at the Meeting Online
Your broker or intermediary has sent you a voting instruction form.
If you wish to attend, participate in and vote and ask questions at the meeting online, you can do so as follows:
1. Appoint yourself as proxyholder as described below under the heading “How to Vote in Advance or by Proxy”, including by providing an “Appointee Name” and designating an 8-character “Appointee Identification Number”. Please note that these steps must be completed prior to the proxy deadline (or such earlier deadline as your broker or other intermediary may specify) or you will not be able to ask questions or vote your common shares at the meeting.
2. Follow the instructions below for proxyholders to log in and vote at the meeting as described below under the heading “How Do I Attend the Meeting as a Proxyholder?”
A non-registered (beneficial) shareholder wishing to access the meeting online without participating or voting – for example, because you have provided voting instructions prior to the meeting or appointed another person to vote on your behalf at the meeting – can access the meeting in the same manner as for registered shareholders described above using the 16-digit control number located on your voting instruction form or form of proxy. However, such a shareholder will not be able to participate in or ask questions at the meeting unless they are also a duly appointed proxyholder.
If the proxy deadline is waived by Hydro One prior to the meeting, all non-registered (beneficial) shareholders will be able to attend, vote and ask questions at the meeting online in the same manner as for registered shareholders. To access, vote and ask questions at the meeting online, use your 16-digit control number located on your voting instruction form or contact your broker to obtain a control number from Broadridge.
In that case, if you have previously provided voting instructions or appointed another person to vote on your behalf, and you choose to access and vote on any matter at the meeting online during the live webcast and receive access to a ballot, then you will revoke all prior voting instructions or appointments. If you do not wish to revoke your prior instructions or appointments, you will still be able to access the meeting online and ask questions. Alternatively, you may elect to attend the meeting online as a registered guest, as described below under the heading “How Do I Attend the Meeting as a Guest?”, but you will not be able to ask questions or vote at the meeting. You should not assume that the proxy deadline will be waived in whole or in part, and you should vote prior to the meeting or appoint yourself or another person to vote on your behalf at the meeting prior to the proxy deadline (or such earlier deadline as your broker or other intermediary may specify) to ensure your vote is counted at the meeting.

Broadridge has sent you a proxy form. Do not complete the proxy form and instead follow these steps:
1.
Log in to www.virtualshareholder meeting.com/HRNNF2026 at least 15 minutes before the meeting starts. You should allow ample time to check into the meeting online and to complete the related procedures.
2.
Enter your 16-digit control number into the Shareholder Login section (your control number is located on your proxy form) and click on “Enter Here”.
3.
Follow the instructions to access the meeting and vote when prompted.
Even if you currently plan to access and vote at the meeting online, you should consider voting your shares in advance so that your vote will be counted if you later decide not to attend the meeting.
You should note that if you access and vote on any matter at the meeting online and receive a ballot on the online meeting platform you will revoke any previously submitted proxy.

8 Hydro One Limited | 2026 Management Information Circular

How Can I Ask Questions at the Meeting?
Hydro One believes that the ability to participate in the meeting in a meaningful way, including by asking questions, is important for shareholders. It is anticipated that registered shareholders and duly appointed proxyholders (including non-registered (beneficial) shareholders who have properly appointed themselves as proxyholders) participating in the meeting online will have substantially the same opportunity to ask proper questions as in past years when the annual meeting of shareholders was held in person or in a hybrid format.
Upon registered shareholders and duly appointed proxyholders (including non-registered (beneficial) shareholders who have properly appointed themselves as proxyholders) logging in to the meeting online, they will have an opportunity to ask questions, make motions and raise points of order at the meeting through a chat box in the online meeting platform. Using a toll-free phone number displayed during the meeting on the online meeting platform, registered shareholders and duly appointed proxyholders (including non-registered (beneficial) shareholders who have properly appointed themselves as proxyholders) will also be able to ask questions verbally over the phone. In order to ask questions over the phone, registered shareholders will need the 16-digit control number on their form of proxy and duly appointed proxyholders will need their Appointee Information (defined below). Questions received from registered shareholders and duly appointed proxyholders (including non-registered (beneficial) shareholders who have properly appointed themselves as proxyholders) that relate to matters of business before the meeting are expected to be addressed during the meeting, and questions that do not properly relate to matters of business before the meeting are expected to be addressed in a question and answer session following the meeting. A representative of Hydro One will respond to such questions.
The chair of the meeting will decide, at their discretion, the amount of time allocated to each question, whether it is asked online or by phone. The chair will also have the right to limit or consolidate questions to ensure as many registered shareholders and duly appointed proxyholders as possible have the opportunity to ask questions. Further, the chair may reject questions that do not relate to the business of the meeting or which are determined, in the chair’s discretion, to be inappropriate or otherwise out of order. The company does not intend to address any questions or statements that are: irrelevant to the business and affairs of the company or the business of the meeting; related to material non-public information of the company; related to personal grievances or in furtherance of personal interests; derogatory or otherwise in bad taste; repetitive of those made by another shareholder or duly appointed proxyholder; or out of order or not otherwise appropriate for the conduct of the meeting, all as determined by the chair of the meeting. Registered guests can attend and access the meeting online. However, guests (including non-registered (beneficial) shareholders who have not properly appointed themselves as proxyholders) will not be able to ask questions at the meeting.
Who Do I Contact If I Cannot Log in to the Meeting Online?
If you have any difficulties logging in to the meeting online, please contact Broadridge’s online shareholder meeting help line using the toll-free number shown on the login page. If you are participating in the meeting online, you must remain connected to the internet at all times during the meeting in order to vote when balloting commences. It is your responsibility to ensure internet connectivity for the duration of the meeting. Note that if you lose connectivity once the meeting has commenced, there may be insufficient time to resolve your issue before ballot voting is completed.
Even if you currently plan to participate in the meeting, you should consider voting your shares in advance so that your vote will be counted in the event you experience any difficulties.
Hydro One Limited | 2026 Management Information Circular 9

BUSINESS OF THE MEETING

How Do I Attend the Meeting as a Proxyholder?
If you have been properly appointed as proxyholder for a registered or non-registered (beneficial) shareholder (or you are a non-registered (beneficial) shareholder who has appointed themselves as proxyholder), you can access and vote at the meeting during the live webcast as follows:

Attending the Meeting Online as a Proxyholder
1.
Log in to www.virtualshareholdermeeting.com/HRNNF2026 at least 15 minutes before the meeting starts. You should allow ample time to check into the online meeting and to complete the related procedures.
2.
Enter the Appointee Name and Appointee Identification Number exactly as it was provided to Broadridge by the shareholder who appointed you as proxyholder and click on “Enter Here”. If this information is not provided to you by such shareholder, or if you do not enter it exactly as that shareholder provided it to Broadridge, you will not be able to attend, ask questions at the meeting or vote their common shares on their behalf.
If you have been appointed as proxyholder for more than one shareholder, you will be asked to enter the Appointee Information for each separate shareholder in order to vote the applicable common shares on their behalf at the meeting.
3.
Follow the instructions to access the meeting and vote when prompted.

All shareholders must provide the Appointee Information to their appointed proxyholder exactly as they provided it to Broadridge online at www.proxyvote.com or on their voting instruction form or form of proxy in order for their proxyholder to access and vote their shares at the meeting online during the live webcast. Proxyholders who have forgotten or misplaced the applicable Appointee Information should contact the shareholder who appointed them as soon as possible. If that shareholder has forgotten or misplaced the applicable Appointee Information, they should follow the steps described under the heading “How to Vote in Advance or by Proxy” as soon as possible.
How Do I Attend the Meeting as a Guest?
Those interested in registering to attend the meeting as a guest, can do so as set out below. Registered guests (including non-registered (beneficial) shareholders who have not properly appointed themselves as proxyholders) will be able to observe the meeting but will not otherwise be able to participate, ask questions or vote. If you wish to contact the chair of the board or any member of the board please see page 104 for contact information. Please read and follow the instructions below carefully.

Attending the Meeting Online as a Guest
1.
Log in to www.virtualshareholdermeeting.com/HRNNF2026 at least 15 minutes before the meeting starts. You should allow ample time to check into the virtual meeting and to complete the related procedures.
2.
Complete the GUEST LOGIN section and click on “Enter Here”.

Voting by Proxy or in Advance
Appointing Your Proxyholder
Providing voting instructions online at www.proxyvote.com or by telephone or by signing and returning your proxy form or voting instruction form, authorizes David Lebeter or, failing him, Harry Taylor (the named proxyholders), the President and CEO of the company and the Chief Financial and Regulatory Officer of the company, respectively, each with full power of substitution, to vote your common shares at the meeting in accordance with your instructions. You have the right to appoint someone else to represent you at the meeting. Your proxyholder does not have to be a shareholder of the company.
We reserve the right to accept late proxies and to waive the proxy deadline with or without notice, but are under no obligation to accept or reject any particular late proxy.
How to Vote in Advance or by Proxy?
You can vote in advance or appoint your proxyholder and vote by proxy using the applicable instructions set out below. How you appoint your proxyholder will depend on whether you are a non-registered (beneficial) shareholder or a registered shareholder.
10 Hydro One Limited | 2026 Management Information Circular

	Non-Registered (Beneficial) Shareholders	Registered Shareholders
Appointing a Proxyholder and Voting by Proxy
You may provide your voting instructions to the named proxyholders or appoint yourself or another person to attend the meeting and vote on your behalf by following the instructions on the voting instruction form that your broker or other intermediary provides you with. You are encouraged to do so online at www.proxyvote.com or by telephone if your broker or intermediary offers you this option. You may also complete the voting instruction form provided by your intermediary and return it to your broker or intermediary. You must follow the instructions and timelines provided by your broker or intermediary in order to do so.
If you wish to attend, access and vote at the meeting online, or appoint another person (other than the named proxyholders) to do so, do not complete the voting section of the voting instruction form since you or your appointee will vote at the meeting.
In addition to the steps above, you must follow the specific instructions on your voting instruction form or form of proxy very carefully in order to appoint yourself or another person (other than the named proxyholders) to vote at the meeting, including:
•
inserting an “Appointee Name” and designating an 8-character “Appointee Identification Number” (together, this is the Appointee Information) online at www.proxyvote.com or in the spaces provided on your form of proxy or voting instruction form. You must complete this step regardless of whether you wish to appoint yourself or another person (other than the named proxyholders); and
•
if you have appointed someone other than yourself to attend, access and vote at the meeting online on your behalf, informing your appointed proxyholder of the exact Appointee Name and 8-character Appointee Identification Number prior to the meeting.
If you wish to appoint yourself or another person (other than the named proxyholders), as your proxyholder, you are encouraged to do so online at www.proxyvote.com as this will allow you to more easily share the Appointee Information you have designated with any other person you have appointed to represent you at the meeting . If you do not designate the Appointee Information as required when completing your appointment online or on your voting instruction form or form of proxy, or if you do not provide the exact Appointee Identification Number and Appointee Name to any other person (other than the named proxyholders) who has been appointed to attend, access and vote at the meeting online on your behalf, neither you nor that other person, as applicable, will be able to access, ask questions or vote at the meeting.

You are encouraged to provide your voting instructions to the named proxyholders or appoint your proxyholder online at www.proxyvote.com or by telephone, or by completing and returning the enclosed form of proxy to Broadridge. You must follow the instructions provided on your proxy form.
If you wish to appoint another person as your proxyholder (other than the named proxyholders) to vote on your behalf, you must follow the instructions on your form of proxy very carefully, including:
•
inserting an “Appointee Name” and designating an 8-character “Appointee Identification Number” (together, this is the Appointee Information) online at www.proxyvote.com or in the spaces provided on your form of proxy or voting instruction form; and
•
informing your appointed proxyholder prior to the meeting of the exact Appointee Name and 8-character Appointee Identification Number, both of which your proxyholder will require in order to attend and vote on your behalf at the meeting.
Please note that if you wish to appoint a person as your proxyholder other than the named proxyholders and you do not designate the Appointee Information as required when completing your proxyholder appointment online or on your form of proxy, or if you do not provide the exact Appointee Name and Appointee Identification Number to that other person, that other person will not be able to access, ask questions or vote at the meeting on your behalf.

Hydro One Limited | 2026 Management Information Circular 11

BUSINESS OF THE MEETING

	Non-Registered (Beneficial) Shareholders	Registered Shareholders
Proxy Deadline
You are encouraged to provide your voting instructions or appointment online at www.proxyvote.com, or you may return your voting instructions using one of the methods noted on the voting instruction form provided by your broker or intermediary.
Remember that your intermediary must receive your voting instructions or appointment in sufficient time to act on them, before the proxy deadline, which is 2:00 p.m. E.D.T. on June 5, 2026. If you have any questions, you should contact your broker or intermediary.
For your vote to count, Broadridge must receive your voting instructions or appointment from your broker or intermediary by no later than the proxy deadline, which is 2:00 p.m. E.D.T. on June 5, 2026, or if the meeting is postponed or adjourned, no later than 48 hours (not including Saturdays, Sundays or holidays in Ontario) before the postponed or adjourned meeting convenes.
You should ensure your voting instruction form is received by your broker or other intermediary at least one business day in advance of the proxy deadline (or such earlier deadline as your broker or other intermediary may specify).

The enclosed proxy form lets you know how to submit your voting instructions or proxyholder appointment online at www.proxyvote.com, or by completing and returning your proxy form to Broadridge, in each case by following the instructions on your proxy form.
Broadridge must receive your proxy, including any amended proxy, by no later than the proxy deadline, which is 2:00 p.m. E.D.T. on June 5, 2026, or if the meeting is postponed or adjourned, no later than 48 hours (not including Saturdays, Sundays or holidays in Ontario) before the postponed or adjourned meeting convenes.

Changing Your Vote/ Revoking Your Proxy
If you have provided voting instructions to your broker or intermediary and change your mind about your vote, please contact them to find out what to do.
If your broker or intermediary gives you the option of using the internet to provide your voting instructions, you can also change your instructions online, as long as your intermediary receives the new instructions in enough time to act on them before the proxy deadline. Contact your broker or intermediary to confirm the procedures and deadline.
If you are eligible to vote at the meeting and you have previously provided voting instructions or appointed another person to vote on your behalf, you may access the meeting online and revoke your prior instructions or appointments, but you will not be able to vote on any matter at the meeting unless the proxy deadline has been waived. If you do not wish to revoke your prior instructions or appointments in the event the proxy deadline has been waived, you will still be able to access the meeting online and ask questions. Alternatively, you may elect to register to attend the meeting as a registered guest, as described above under the heading “How Do I Attend the Meeting as a Guest?”, but you will not be able to ask questions or vote at the meeting.
If your voting instructions or appointment are received after the proxy deadline, they may only be effective to revoke a previously submitted instruction or appointment.

If you change your mind about how you voted before the meeting and you wish to revoke your proxy, you may do so by providing new voting instructions or Appointment Information at www.proxyvote.com at a later time, or a new proxy form to Broadridge at a later date. You may also do so by any other method permitted by law, including delivering a signed written notice specifying your instructions to our Corporate Secretary, by 4:00 p.m. E.D.T. on the last business day before the meeting (or any postponement(s) or adjournment(s) if the meeting is postponed or adjourned).
Deliver to: 483 Bay Street, South Tower, 8th Floor Reception, Toronto, Ontario, Canada M5G 2P5
Attention: Corporate Secretary
Proxies received after the deadline but before the meeting may only be effective to revoke any previously submitted proxy.
Finally, you may change your voting instructions by participating and voting on any matter at the meeting online, which will revoke any previously submitted proxy.

12 Hydro One Limited | 2026 Management Information Circular

How Your Proxyholder Will Vote
The proxy form and voting instruction form stipulate that your proxyholder must vote according to the instructions you provided on your proxy form or voting instruction form, including on any ballot that may be called for at the meeting. For directors and the appointment of the external auditors, you may either vote for or withhold, and for all other matters, you may vote for or against. If you do not specify how you would like to vote, your proxyholder can vote your shares as they wish. Your proxyholder will also decide how to vote on any amendment to or variation of any item of business in the notice of meeting or on any new matters that are properly brought before the meeting, or any postponement(s) or adjournment(s).
If you properly complete and return your proxy form or voting instruction form, but do not appoint a different proxyholder and do not specify how you wish to vote, the named proxyholders will vote for you as follows:

Matters to Vote On	How the Named Proxyholders Will Vote
Election of directors	For each nominee named in this circular
Appointment of the external auditors	For
Say on Pay	For

Other Matters Relating to Voting
Questions about Voting
If you are a registered shareholder, please contact Broadridge with any questions that you have about voting. You will find their contact information on page 104 of this circular. If you are a non-registered (beneficial) shareholder and you have questions about voting, please contact your broker or intermediary by following the instructions on your voting instruction form.
Tabulation of Votes
Votes and proxies will be counted, verified and tabulated by Broadridge in compliance with the OBCA, the by-laws of the company and applicable proxy protocols and rules. Proxies will be submitted to us and our representatives when legally necessary or appropriate, when a shareholder clearly intends to communicate with management or the board, when there is a proxy contest, or to the extent necessary to comply with applicable proxy protocols or rules of order.
Voting Results
We will file the voting results with securities regulators after the meeting and also post the results on our website at www.hydroone.com/AGM. The results will include details regarding the percentage of support received on each matter for which a ballot vote is held or, if no ballot vote is held, based on the votes represented by proxies validly deposited prior to the meeting.
Hydro One Limited | 2026 Management Information Circular 13

BUSINESS OF THE MEETING

About the Nominated Directors
Director nominee profiles, starting on page 16, inform you about each director nominee’s skills, experience and other important matters to consider. All but one of the director nominees are considered independent. Megan Telford is not considered independent as she serves as Chief Operating Officer of Hydro One and will assume the role of President and CEO of Hydro One effective June 9, 2026.
What We Expect from Our Directors
We expect our directors to have personal attributes and expertise that contribute to the board, to devote the time required for board and committee duties, to act with integrity, to exercise independent business judgment, and to stay informed and participate fully in board matters. The board has adopted a position description that sets out the board’s expectations for directors, which encompasses the following:

•
Business expertise and understanding of the Canadian business community and previous experience serving in a senior executive or leadership position
•
Strong listening, communication and advocacy skills, motivation and the ability to engage effectively in board and committee work

•
Understand and contribute to fulfilling the company’s mission and vision, strategies and objectives
•
Comply with the corporate governance guidelines of the company and perform their duties as board members
•
Ability to act independently of management (for directors who are not members of management) and be accountable for board decisions to stakeholders as a whole

•
Act honestly and in good faith with a view to the best interests of the company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances
•
Act in the highest ethical manner and with integrity in all personal, business and professional dealings, and in compliance with the company’s Code of Business Conduct

•
Devote sufficient time to their responsibilities and prepare for each board and relevant committee meeting
•
Attend board and committee meetings and shareholder meetings, and actively participate in board and committee deliberations and decisions
•
Work constructively and effectively with other directors, officers, employees and advisors of the company

• Continuously advance their knowledge about the company’s business and operations, the communities in which it operates, emerging trends and issues, and significant strategic initiatives

14 Hydro One Limited | 2026 Management Information Circular

Our Director Nominees at a Glance

Director Nominee
Major Competencies	Perrin Beatty	David Hay	Debbie Hutton	Stacey Mowbray	Mark Podlasly	Michael Rencheck	Melissa Sonberg (Chair)	Megan Telford(1)	Brian Vaasjo	Susan Wolburgh Jenah
Public Board Interlocks	–	–	–	–	–	–	–	–	–	–
Independent(2)								–
Gender	M	M	W	W	M	M	W	W	M	W
Audit Committee(3)
Indigenous Peoples, Safety & Operations (IPSO) Committee(3)
Human Resources Committee (HRC)(3)
Governance & Regulatory Committee (GRC)(3)

denotes committee chair
1.	The President and CEO, while not a member of any of the committees, is invited to attend all committee meetings.
2.	Independent according to our definition of independence which is found on page 36.
3.	Information regarding changes to committee composition can be found on page 32.

(*)	For directors seeking re-election, and excluding voting results for Mr. Mitch Panciuk, Ms. Helga Reidel and Mr. David Lebeter.
Hydro One Limited | 2026 Management Information Circular 15

BUSINESS OF THE MEETING

Director Nominee Profiles
The information in each director nominee profile is provided as of April 27, 2026. The profiles inform you about the director nominees who are currently standing for election, including:
•	a brief biography of each nominee, together with their age and place of residence;
•	principal occupation and education;
•	past key directorships and current directorships (and where applicable for current directorships, the stock exchanges on which those companies are listed);
•	the year they were first elected or appointed as a director and their independence status;
•	their 2025 board attendance; and
•	if they are a nominee of the Province under the Governance Agreement.
Perrin Beatty, 75 Ontario, Canada
Perrin Beatty, P.C., O.C. has served as a senior leader in government, business and the voluntary sector. He has over 50 years of experience at the highest levels of government, corporate advocacy, and international diplomacy.
During his time (2007-2024) at the Canadian Chamber of Commerce, Canada’s largest business association, Mr. Beatty became the longest-serving President and Chief Executive Officer. From 1999 to 2007, Mr. Beatty was President and Chief Executive Officer of Canadian Manufacturers & Exporters, and from 1995 to 1999 served as President and Chief Executive Officer of the Canadian Broadcasting Corporation.
Mr. Beatty previously served as a Member of Parliament for over two decades, holding senior cabinet roles, including Minister of State (Treasury Board), Minister of National Revenue, Solicitor General, Minister of National Defence, Minister of National Health and Welfare, Minister of Communications and Secretary of State for External Affairs.
For over a decade, Mr. Beatty has been a director on the board of Mitsui & Co. (Canada) Ltd. After leaving the Canadian Chamber he became a Senior Advisor to Teneo, a global CEO advisory firm. He is currently Co-Chair of the Expert Group on Canada-U.S. Relations and Chair, Canadian Section, of the Canada-Korea Forum.
Over the years, Mr. Beatty has taken on numerous voluntary roles, including as a member of the Advisory Council on National Security, as Chancellor of Ontario Tech University and currently as a member of the Advisory Councils of the Coalition for a Better Future and the Lawrence National Centre for Policy and Management. He also speaks and writes extensively on public policy issues and is co-author of the forthcoming book Canada Rising: From Crisis to Renewal.
Mr. Beatty is an Officer of the Order of Canada and, in 2020, the Government of Japan awarded him the Order of the Rising Sun, Gold and Silver Star, in recognition of his many distinguished achievements in international relations and advancements in Canada-Japan business relations. He is a graduate of Western University and holds honorary Doctor of Laws degrees from Western University, Ontario Tech University and Wilfrid Laurier University.

INDEPENDENT
Senior Advisor, Teneo Nominee of the Province Not eligible for re-election in 2034[1]

2025 Attendance – not applicable

1
Subject to waiver annually by the board of the age limit under the Corporate Governance Guidelines.
16 Hydro One Limited | 2026 Management Information Circular

David Hay, 70 New Brunswick, Canada
David Hay is the Managing Director of Delgatie Incorporated, a strategic advisory firm. He is the former Vice-Chair and Managing Director of CIBC World Markets Inc., a role he held until 2015. From 2004 until 2010, he was President and Chief Executive Officer of New Brunswick Power Corporation. Prior to that Mr. Hay held senior investment banking roles as Senior Vice-President and Director responsible for mergers and acquisitions with Merrill Lynch Canada and Managing Director of European mergers and acquisitions with Merrill Lynch International, based in London, England. Mr. Hay spent the early part of his career as a practicing lawyer at Osler, Hoskin & Harcourt LLP and taught at both the University of Toronto and University of New Brunswick. Mr. Hay was a Law Clerk to the Chief Justice of the High Court of the Supreme Court of Ontario from 1981 until 1982.
Mr. Hay also sits on the board of EPCOR Utilities Inc. and is a member of the Council of Clean and Reliable Energy. Prior directorships include Toronto Hydro-Electric System Limited, where he was Vice Chair, and Associated Electric & Gas Insurance Services Limited (AEGIS). Mr. Hay also chaired both the Beaverbrook Art Gallery and SHAD Canada and was a member of the Expert Panel on Churchill Falls 2041.
Mr. Hay holds a Bachelor of Laws from Osgoode Hall Law School, York University and a Bachelor of Arts from the University of Toronto (Victoria College). He is an Executive Fellow of the Ivey Energy and Policy Institute and holds his ICD.D.

INDEPENDENT
Director since August 14, 2018 Managing Director, Delgatie Incorporated Not eligible for re-election in 2030

2025 Attendance
Board: 13/13	IPSO Committee: 4/4	Audit Committee: 4/4

Debbie Hutton, 60 Ontario, Canada
Debbie Hutton is a communications professional with nearly three decades of experience guiding organizations through complex communications challenges and leading high performing teams across both the public and private sectors. She began her career in politics, advising candidates, elected officials, and leaders.
Ms. Hutton’s principal occupation over the past five years has been a radio host with iHeartRadio’s NEWSTALK 1010, a commercial news-and-talk radio broadcasting business.
Ms. Hutton had previously served on the boards of directors of Metrolinx, York University Board of Governors, the JaysCare Foundation, Niagara Peninsula Children’s Centre and the Speech and Stuttering Institute.
Ms. Hutton holds an Honours Bachelor of Arts in Political Science from Western University.

INDEPENDENT
Director since February 19, 2026 Communications Professional Nominee of the Province Not eligible for re-election in 2038

2025 Attendance – not applicable

Hydro One Limited | 2026 Management Information Circular 17

BUSINESS OF THE MEETING

Stacey Mowbray, 64 Ontario, Canada
Stacey Mowbray is a corporate director, serving on the board of Currency Exchange International/Exchange Bank of Canada (TSX). Prior directorships have included dentalcorp Holdings Ltd. (TSX), Sleep Country Canada Holdings Inc. (TSX), Trillium Health Partners, Second Cup Coffee Company, Liquor Control Board of Ontario and the Coffee Association of Canada (as Chair).
Ms. Mowbray’s most recent work experience was as President of North America/Americas for Weight Watchers International from 2014 to 2019 and prior to that as President and CEO of The Second Cup Ltd. Ms. Mowbray has extensive strategy and marketing experience from years of leading these functions at high profile brands such as Molson Coors Brewing Company, Cara Operations and Pepsi Cola Canada.
Ms. Mowbray has received numerous recognitions including Diversity Champion, Inaugural CEO in Residence and Top 100 Alumni for Wilfrid Laurier University, Top 100 Women’s Executive Network, and Schulich School of Business Outstanding Progress and Achievement Award. Ms.  Mowbray holds a Master of Business Administration from Schulich School of Business, as well as, a Bachelor of Business Administration from Wilfrid Laurier University. Ms. Mowbray holds her ICD.D and recently earned the NACD Certificate in Cyber-Risk Oversight.

INDEPENDENT
Director since July 23, 2020 Corporate Director Not eligible for re-election in 2032

2025 Attendance
Board: 13/13	Audit Committee: 4/4	HRC: 6/6

Mark Podlasly, 60 British Columbia, Canada
Mark Podlasly, a member of the Cook’s Ferry Indian Band, Nlaka’pamux Nation in British Columbia, is the Chief Executive Officer at the First Nations Major Project Coalition (the FNMPC), a national collective of 184 Indigenous nations that seeks ownership of major projects such as pipelines, electric utilities and mining support infrastructure, as well as improvements in project environmental practices. Prior to his appointment as CEO of the FNMPC, Mr. Podlasly held the role of Chief Sustainability Officer. Mr. Podlasly is a board member of the Canadian Imperial Bank of Commerce (TSX, NYSE) where he serves on the audit and risk management committees, and is chair of the First Nations (Pacific Trail Pipelines) Group Limited Partnership. He is also a Trustee of the Nlaka’pamux Nation Legacy Trust and a member of the Climate Strategy Advisory Board at the Institute of Corporate Directors.
In 2017, Mr. Podlasly was awarded the Governor-General’s Meritorious Service Medal for Indigenous leadership for co-establishing Teach for Canada-Gakinaamaage, a non-profit organization that works with northern First Nations to recruit and support committed teachers.
Mr. Podlasly holds a Master in Public Administration degree from Harvard University as well as a Bachelor of Arts, Business Administration from Trinity Western University. Mr. Podlasly also holds an ICD.D designation.

INDEPENDENT
Director since June 8, 2022 CEO at the First Nations Major Projects Coalition Not eligible for re-election in 2034

2025 Attendance
Board: 13/13	Audit Committee: 2/2	IPSO Committee: 2/2	HRC: 6/6

18 Hydro One Limited | 2026 Management Information Circular

Michael Rencheck, 64 Ontario, Canada
Michael Rencheck is an experienced executive and leader in electric generation. He most recently served as President and Chief Executive Officer of Bruce Power. Prior to joining Bruce Power in 2016, he served as the Deputy Chief Operating Officer for AREVA Group, overseeing its extensive global portfolio of nuclear and renewable projects. Prior to this, he served as President and Chief Executive Officer of AREVA Inc. in North America, leading its diverse nuclear manufacturing and services business in Canada and the United States, and held various senior executive roles at American Electric Power.
He has been recognized by the National Safety Council for his leadership in demonstrating a personal commitment to worker safety and health and was designated by the US Department of Energy as a STEM ambassador. He has been widely recognized for his executive and leadership roles, including being named CEO of the Year in 2020 by the Ontario Chamber of Commerce, Leader of the Year in 2022 by Electricity Human Resources Canada, and Trail Blazer in 2025 by the US Nuclear Industry Council.
Mr. Rencheck is a Professional Engineer and certified senior reactor operator. He has also served on the boards of directors of numerous organizations including Framatome Inc., the Technical Standards & Safety Authority, and Electric Power Research Institute, and is active in the community of Bruce, Grey and Huron Counties. He also serves on the Nuclear Advisory Board of Mirion Technologies.

INDEPENDENT
Director since August 14, 2025 Corporate Director Not eligible for re-election in 2037

2025 Attendance
Board: 3/3	GRC: 1/1

Melissa Sonberg, 65 Québec, Canada
Melissa Sonberg is a corporate director and currently serves as Chair of Hydro One. Ms. Sonberg was most recently a Professor of Practice at McGill University’s Desautels Faculty of Management, where she was a faculty member from 2014 to 2024. She spent the early part of her career in the healthcare industry before joining Air Canada, where she held leadership positions in a range of customer facing, operational and corporate functions. Ms. Sonberg was part of the founding executive team of Aeroplan, which became part of AIMIA Inc. Ms. Sonberg held the positions of Senior Vice President, Human Resources & Corporate Affairs and Senior Vice President, Global Brands, Communications and External Affairs at AIMIA from 2001 to 2013.
Ms. Sonberg sits on the boards of Exchange Income Corporation (TSX), Athennian and Canada Post Corporation. Previous directorships include Enghouse Systems Inc. (TSX), Via Rail Canada, MD Financial Holdings Inc., Rideau Inc., Group Touchette, Women in Capital Markets, the McGill University Health Centre and the Montreal Children’s Hospital Foundation.
Ms. Sonberg holds a Bachelor of Science (Psychology) from McGill University, a Master of Health Administration from the University of Ottawa and holds her ICD.D. She is a Certified Human Resource Executive (CHRE).

INDEPENDENT
Director since August 14, 2018 Corporate Director Not eligible for re-election in 2030

2025 Attendance[1]
Board: 13/13	HRC: 2/2	GRC: 6/6

1
As board chair, Ms. Sonberg is not a member of any board committee, but attends board committee meetings by standing invitation. Ms. Sonberg attended all regularly scheduled and short notice board and committee meetings between June 4, 2025, and December 31, 2025. Committee attendance reflects Ms. Sonberg’s attendance prior to serving as board chair.
Hydro One Limited | 2026 Management Information Circular 19

BUSINESS OF THE MEETING

Brian Vaasjo, 70 Alberta, Canada
Brian Vaasjo is a corporate director. He was previously President and CEO of Capital Power, a power generation company, a position he held from Capital Power’s Initial Public Offering in 2009 until May 2023. Under his leadership, Capital Power became Alberta’s leading developer of new power generation and successfully acquired and developed power generation projects in B.C., Ontario and the United States. Prior to Capital Power, Mr. Vaasjo held various positions at EPCOR Utilities, including President of EPCOR’s Energy Division and Executive Vice President and Chief Financial Officer commencing in 1998.
For 19 years before that, Mr. Vaasjo held various positions with the predecessor companies to Enbridge. He served on the Capital Power board from 2009 to 2023 and the Capital Power Income LP board from 2005 to 2011, which he chaired from 2009 to 2011. Other directorships have included the Alberta Health Services Board, Shock Trauma Air Rescue Board (STARS), where he served as chairman, and the United Way of the Alberta Region, where he also served as chairman. He currently serves as a director of Covenant Health and a director of Edmonton Global, and is a member of the Advisory Council to the Dean of Medicine and Dentistry at the University of Alberta.
Mr. Vaasjo holds a Bachelor of Education degree and an MBA from the University of Alberta. He is also a Fellow of the Institute of Chartered Professional Accountants (FCPA).

INDEPENDENT
Director since June 2, 2023 Corporate Director Not eligible for re-election in 2031

2025 Attendance
Board: 13/13	GRC: 7/7	IPSO Committee: 4/4

Susan Wolburgh Jenah, 70 Ontario, Canada
Susan Wolburgh Jenah is a corporate director with four decades of experience as a senior regulator, chief executive officer, lawyer and director. From March 2025 to June 2025, Ms. Wolburgh Jenah served as Interim Chair of the board of Hydro One. Throughout her career, she has served on numerous corporate, Crown corporation and not-for-profit boards and expert advisory committees.
Ms. Wolburgh Jenah currently serves on the board of Aecon Group Inc. (TSX) and is Chair of the Corporate Governance, Nominating and Compensation Committee. She recently served as Vice-Chair of Humber River Hospital and as Chair of the Independent Review Committee of Vanguard Investments Canada. Prior directorships include serving as a Public Governor of the U.S. Financial Industry Regulatory Authority, as Chair of the NEO Exchange, and as a director of Laurentian Bank of Canada, Aequitas Innovations, the Global Risk Institute, the Investment Industry Regulatory Organization of Canada (IIROC), and the Institute of Corporate Directors.
Ms. Wolburgh Jenah was the founding President and CEO of IIROC and held numerous executive roles at the Ontario Securities Commission, including Vice-Chair, Acting Chair, General Counsel and Head of International Affairs.
Ms. Wolburgh Jenah holds a Bachelor of Arts from the University of Toronto and a Juris Doctor from Osgoode Hall Law School. She is also a member of the C.D. Howe National Advisory Council and served as Mentor to the Catalyst Women On Board program. She is a prior Fellow and Adjunct Professor at Osgoode Hall Law School and recipient of the Osgoode Hall Gold Key for Achievement in 2011. Ms. Wolburgh Jenah holds her ICD.D.

INDEPENDENT
Director since January 1, 2020 Corporate Director Nominee of the Province Not eligible for re-election in 2031

2025 Attendance(1)
Board: 13/13	GRC: 7/7	IPSO Committee: 4/4

1
As interim board chair from March 2025 to June 2025, Ms. Wolburgh Jenah attended board committee meetings by standing invitation, in addition to serving as a member of the GRC and IPSO Committee. Ms. Wolburgh Jenah attended all regularly scheduled and short notice board and committee meetings between March 24, 2025, and June 4, 2025.
20 Hydro One Limited | 2026 Management Information Circular

Megan Telford, 51 Ontario, Canada
Megan Telford is the incoming President and CEO of Hydro One. She is currently Hydro One's Chief Operating Officer, responsible for Safety, Operations, Customer Experience, Capital Portfolio Delivery, Strategy, Growth, System Planning and Hydro One Remote Communities Inc.
Ms. Telford's previous executive leadership roles at Hydro One included responsibility for Health, Safety and Environment, System Planning, Human Resources, Labour Relations, Indigenous Relations, Corporate Affairs and Customer Care. Before joining Hydro One in 2020, Ms. Telford held a number of increasingly senior roles at TD Bank from 2007 to 2020. Prior to TD, Ms. Telford practiced labour and employment law at a national law firm and worked at the Permanent Court of Arbitration in The Hague.
Ms. Telford currently serves on the board of directors for Export Development Canada and the Electricity Distributors Association. Ms. Telford holds an Honours Bachelor of Arts in Industrial Relations from McMaster University, a Master of Industrial Relations and Juris Doctor from Queen's University and was a law clerk for Justice A. Stone and Justice B. Strayer at the Federal Court of Appeal. She holds her ICD.D from the Institute of Corporate Directors.

NOT INDEPENDENT
Chief Operating Officer at Hydro One (as of the date of print) President and CEO of Hydro One (effective June 9, 2026)

Hydro One Limited | 2026 Management Information Circular 21

BUSINESS OF THE MEETING

Skills and Competencies of the Nominees
The skills matrix below shows each director nominee’s mix of key skills and experience in areas that are important to Hydro One’s business. In 2025, the GRC undertook a review of the skills matrix to ensure that it continues to align with and support Hydro One’s strategy and the development of a diverse board. The skills matrix is used to identify those skills for which the company will recruit when making changes to its board. The following chart outlines the key areas of skills and experience for each director nominee other than Ms. Telford:

Nominee
Major Competencies	Perrin Beatty	David Hay	Debbie Hutton	Stacey Mowbray	Mark Podlasly	Michael Rencheck	Melissa Sonberg	Brian Vaasjo	Susan Wolburgh Jenah
Accounting/Finance
Human Resources/ Executive Compensation/ Union Relations
Customer
Utility/Energy Sector
Capital Markets
Stakeholder Engagement (including Indigenous Peoples)
Government/Regulatory/ Public Policy
Information Technology/Digital & Cyber Security
Risk Management
Business Transformation and Strategy
Sustainability/ESG
Large Company Senior Executive
Governance

22 Hydro One Limited | 2026 Management Information Circular

Description of Competencies:

Accounting/Finance
Senior financial officer of a publicly listed company or major organization or experience in financial accounting and reporting, and corporate finance (familiarity with internal financial controls, Canadian and/or US GAAP, and/or International Financial Reporting Standards).

Human Resources/ Executive Compensation/ Union Relations
Experience in talent management and succession planning; labour relations; executive compensation; benefit and pension plan oversight; workplace culture; and diversity and inclusion, gained as a senior executive with Human Resources accountabilities or through board service on an HR Committee within a publicly listed company.

Customer	Experience with mass consumer-facing business, including large company commercial and industrial customers, major retail channels, and customer-focused strategy.
Utility/Energy Sector
Senior executive experience in the utility/electricity industry, including experience in delivering large projects and/or large capital expenditure programs, along with experience interacting with key utility and energy sector stakeholders.

Capital Markets	Experience in investment banking, finance or in major mergers and acquisitions.
Stakeholder Engagement (including Indigenous Peoples)	Experience in, or a strong understanding of, communications and relations with investors, customers, regulators and community relations, especially experience in relations with Indigenous communities.
Government/ Regulatory/Public Policy	Experience in, or a strong understanding of, complex legal and regulatory regimes, the workings of government and public policy in Canada and internationally.
Information Technology, Digital & Cyber Security
Experience in information technology, digital, operating technology, artificial intelligence and cyber security with knowledge of leading practices in Governance & Oversight; Procedures and Controls; Operations; and Project Delivery.

Risk Management	Experience or understanding of enterprise risk management systems, procedures and practices.
Sustainability/ESG
Experience in or a strong understanding of, environmental, social and governance programs, sustainable practices and policies, health and safety policies, climate change-related risks and opportunities, corporate social responsibility programs and/or diversity, equity and inclusion initiatives so that we can operate safely in an environmentally and socially responsible manner.

Business Transformation and Strategy	Experience developing and implementing strategy leading growth and business transformation.
Large Company Senior Executive	Experience as a chief executive officer, chief operating officer, chief financial officer or other senior executive of a publicly listed company or large organization.
Governance	Experience in, or a strong understanding of, leading corporate governance practices and principles at a public company.

Hydro One Limited | 2026 Management Information Circular 23

BUSINESS OF THE MEETING

Director Compensation
On August 15, 2018, the Province passed the Hydro One Accountability Act, 2018 (HOAA). The HOAA required the company’s board of directors (the board) to establish an executive compensation framework for the board, President and CEO, and other executives. The provisions of the HOAA that required the board to establish a compensation framework for the board of directors ceased to have effect on January 1, 2023. On February 21, 2019, pursuant to the HOAA, the Management Board of Cabinet issued a directive to Hydro One (the directive) setting out certain compensation-related requirements. As specified in the directive, the maximum total compensation for the board may be adjusted annually by the lesser of the rate of the Ontario Consumer Price Index and the annual rate at which total maximum direct compensation may be adjusted for non-executive managerial employees.
The by-laws of the company provide that directors may receive remuneration for their services as determined by the board and be reimbursed for travel and other expenses properly incurred by them in attending meetings of shareholders or of the board or any committee thereof or otherwise in the performance of their duties. The directors do not receive fees for attending board or committee meetings.
The table below sets out annual directors’ compensation as at December 31, 2025. For full details of the directors compensation in 2025, please see page 26.

2025 Compensation by Role(1)	Cash Component ($)	Equity Component ($)	Total ($)
Chair of the board	72,000	108,000	180,000
Committee chair(2)	55,200	82,800	138,000
Other directors	48,000	72,000	120,000

1.
The board retained the option for each director to elect to receive up to 100% of their annual retainers in the form of DSUs. The figures in the table above illustrate the amounts paid if a director has opted not to defer the cash component into Deferred Share Units.

2.	Effective January 1, 2025, board committee chairs receive $18,000 as an annual retainer for their duties as committee chair.
As part of its mandate, the GRC, comprised solely of independent directors, conducts reviews and makes appropriate recommendations to the board with respect to non-executive director compensation. Any changes to non-employee director compensation are approved by the board, following the GRC’s recommendation.
The GRC and the board determine the appropriate compensation for non-executive directors by carefully considering such key factors as:
•	Ensuring alignment between the interests of directors and shareholders to drive mutual success and enhance corporate value;
•	Offering market-competitive compensation that reflects the company’s size, impact, unique ownership structure and business complexity;
•	Reflecting the work and time commitment for the role of director; and
•	Attracting and retaining seasoned directors who bring valuable expertise to the board and its committees, ensuring sustained excellence and strategic guidance.
From time to time, the GRC also retains independent compensation consultants to provide market comparisons and advice on developing appropriate non-employee director compensation programs.
24 Hydro One Limited | 2026 Management Information Circular

Hydro One has a non-employee director Deferred Share Unit (DSU) plan that provides for director DSU awards to Hydro One directors other than the President and CEO. Directors are required to receive a minimum 60% of their annual retainer as an equity component in the form of DSUs, and they may elect to be paid up to 100% of the cash component of their compensation in the form of director DSUs. Director DSUs are notional shares that have the same value as Hydro One common shares, and directors earn additional units as dividend equivalents at the same rate as dividends paid on the company’s common shares. Director DSUs vest immediately, but directors can only redeem their DSUs for cash after they leave the board (following a one-year holding period to the extent required to comply with their share ownership requirements (SOR) post-departure). This heightened focus on deferred, equity-based compensation aligns with the compensation framework established for Hydro One executives and is intended to promote long-term decision-making and shareholder value creation.

Directors are expected to continue to satisfy their SOR (or maintain their existing level of share ownership if lower than the requirement) for a period of 12 months following their departure from the board. For a period of 24 months following retirement from the company, the President and CEO must continue to own sufficient shares to meet the lesser of the SOR applicable to the President and CEO or the level of share ownership that the individual had attained at the time of retirement.

Hydro One Limited | 2026 Management Information Circular 25

BUSINESS OF THE MEETING

Total Compensation Paid to Directors in 2025
The following table provides a summary of the compensation earned by the non-employee directors of Hydro One for the year ended December 31, 2025.
Mr. Lebeter is not included in the table as his compensation for service as Hydro One’s President and CEO is disclosed beginning on page 74. He did not receive any additional compensation for his services as a member of the board. Ms. Hutton was not a director for the year ended December 31, 2025 and has also been omitted from the table below on that basis.

Name	Total Compensation			Form of Payment
	Board Retainer ($)	Chair of the Board/ Committee Chair Fees ($)	Total Fees ($)(1)	Received as Cash ($)	Value Received as Director DSUs ($)(2)	Director DSU Component of Total Compensation (%)(3)
Cherie Brant(4)	58,022	–	58,022	–	58,022	100
David Hay*(5)	120,000	8,703	128,703	51,481	77,222	60
Timothy Hodgson**(6)	–	40,438	40,438	16,175	24,263	60
Stacey Mowbray*	120,000	18,000	138,000	55,200	82,800	60
Mitch Panciuk*(7)	120,000	9,346	129,346	51,738	77,608	60
Mark Podlasly	120,000	–	120,000	–	120,000	100
Helga Reidel	120,000	–	120,000	48,000	72,000	60
Michael Rencheck(8)	50,268	–	50,268	22,876	27,392	54
Melissa Sonberg**(9)	51,099	112,055	163,154	13,816	149,338	92
Brian Vaasjo*(10)	120,000	9,346	129,346	–	129,346	100
Susan Wolburgh Jenah*(11)	131,836	18,000	149,836	41,836	108,000	72

* Denotes committee chair during 2025; ** Denotes chair of the board during 2025
1.	All amounts in the table above are pre-tax. Amounts reported include the portion of the director’s board retainer, and committee chair retainer.
2.	All director DSUs (rounded) are fully vested upon grant. Values do not include the value of any additional DSUs received in the form of dividend equivalents.
3.	Effective January 1, 2025, the board approved a 20% increase to directors’ compensation, committee chair compensation and board chair compensation.
4.	Ms. Brant received compensation for service as a director until her retirement on June 24, 2025.
5.	Mr. Hay received additional compensation for serving as a Committee Chair until June 23, 2025, and thereafter only received compensation as a director.
6.	Mr. Hodgson received compensation for service as Chair of the Board until his unpaid leave of absence on March 24, 2025. He later resigned on April 28, 2025.
7.	Mr. Panciuk received additional compensation for serving as an interim Committee Chair effective June 24, 2025.
8.
Mr. Rencheck was appointed to the board on August 14, 2025, and received compensation following his appointment. Mr. Rencheck was paid certain amounts for his work as a board observer prior to beginning his service as director. He was not eligible to receive DSUs in respect of such amounts, resulting in a lower percentage of his overall compensation having been received in DSUs for 2025. However, Mr. Rencheck’s director fees for 2025 were paid in accordance with Hydro One’s policy that directors receive a minimum 60% of their annual retainer in the form of DSUs.

9.	Ms. Sonberg received compensation for service as a director until June 3, 2025, as a Committee Chair until June 23, 2025, and was appointed Chair of the Board effective June 4, 2025.
10.	Mr. Vaasjo received additional compensation for serving as a Committee Chair effective June 24, 2025.
11.
Ms. Wolburgh Jenah received additional compensation for serving as Interim Chair of the Board from March 24, 2025 to June 3, 2025. Cash compensation of $11,836 was paid for this additional role and is included within the ‘Board Retainer’ and ‘Total Fees’ column above.

26 Hydro One Limited | 2026 Management Information Circular

Non-Employee Director Share Ownership Requirements and Equity Ownership
Hydro One believes that the interests of shareholders and directors are better aligned when directors hold a significant investment in Hydro One. Effective May 14, 2024, directors are required to retain a minimum holding of common shares or DSUs equal to three times (3x) their total annual board retainer (calculated to include the equity portion), based on the current market value, within five years following the date of their appointment to the board. Following such time, if there is an
The Corporate Governance Guidelines can be found on our website at: https://www.hydroone.com/about/ corporate-information/governance increase in the annual board membership retainer, a director will be required to comply with the increased share ownership threshold within one year following the increase in the retainer. If there is an increase in the annual board membership retainer or a change to the methodology for calculating share ownership within the first five years of their membership on the board, a director will be provided one additional year to comply with the SOR.

As of December 31, 2025, the SOR for directors was as follows:

Chair of the board	$540,000
Committee chair	$414,000
Other directors	$360,000

In 2025, the directors received all of the equity component of their annual director retainer in DSUs. The table on the following page summarizes equity ownership of our directors, including dividend equivalents rounded to the nearest whole number, as at April 27, 2026, and their holdings as of December 31, 2025. The value of director holdings is calculated using the closing price of our common shares on the Toronto Stock Exchange (TSX) on December 31, 2025, which was $54.64. The table does not include Mr. Lebeter as he is subject to our executive share ownership requirement, which can be found on page 69.
Under the corporate governance guidelines and DSU plan, directors are expected to continue to satisfy their SOR (or their current level of share ownership if lower) for a period of 12 months following their departure from the board.
The board waived the post-retirement requirements of the SOR for Mr. Hodgson, effective as of the date he ceased to be a director, to enable him to serve as a federal Member of Parliament without any ongoing economic ties to Hydro One.
Hydro One Limited | 2026 Management Information Circular 27

BUSINESS OF THE MEETING

Director	Equity Ownership April 27, 2026		Equity Ownership December 31, 2025		Market Value ($) December 31, 2025	Total as a multiple of the SOR (2)	Year to Meet SOR
	Common Shares	DSUs(1)	Common Shares	DSUs(1)
David Hay	–	14,215	–	13,824	755,343	2.10	Met in 2023
Debbie Hutton	–	143		–	–	–	2031(3)
Stacey Mowbray	1000	8,610	700	8,204	486,515	1.18	Met in 2025
Mitch Panciuk	–	4,219	–	3,676	200,857	0.49	N/A
Mark Podlasly	–	7,602	–	7,040	384,666	1.07	Met in 2025
Helga Reidel	–	3,948	–	3,567	194,901	0.54	N/A
Michael Rencheck	–	836	–	520	28,413	0.08	2030 (3)
Melissa Sonberg	–	27,095	–	26,243	1,433,918	2.66	Met in 2022
Brian Vaasjo	19,014	7,043	19,014	6,407	1,389,003	3.36	Met in 2023
Susan Wolburgh Jenah	1,643	16,861	1,643	16,299	980,351	2.37	Met in 2022

Notes:
1.	All DSUs are rounded to the nearest whole number.
2.	Each director’s share ownership is calculated annually as at December 31 (based on the current market value) and is divided by the SOR.
3.
For the directors identified above, the timeframe to meet the SOR was extended pursuant to the provisions of the Corporate Governance Guidelines. Additional details are set out in the “Non-Employee Director Share Ownership Requirements and Equity Ownership” section on page 27.

In Camera Meetings
At each meeting of the board, the independent directors hold an in camera meeting at which non-independent directors and members of management are not present. Each committee of the board also holds similar sessions at each of their respective regularly scheduled meetings.
These sessions encourage open and candid discussion among the directors. In 2025, an in camera meeting was held at each board and committee meeting, for a total of 34 such meetings. The Corporate Secretary attended certain in camera sessions in her administrative capacity.
Cease Trade Orders and Bankruptcies
No director nominee:
•
is, or within the last 10 years has, served as a director or (i) a chair, vice-chair or president, (ii) a CEO or chief financial officer, (iii) a vice president in charge of a principal business unit, division or function including sales, finance or production, or (iv) an individual performing a policy-making function (each of (i), (ii), (iii) and (iv), an executive officer) of any company that, during such service or within a year after the end of such service, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

•
is, or within the last 10 years has served as, a director, CEO or chief financial officer of any company that, during such service or as a result of an event that occurred during such service, was subject to an order (including a cease trade order or similar order or an order that denied access to any exemption under securities legislation), for a period of more than 30 consecutive days; or

•
within the last 10 years has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Penalties or Sanctions
None of the director nominees of Hydro One has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority. None of the director nominees has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision or in deciding whether to vote for a proposed director.
28 Hydro One Limited | 2026 Management Information Circular

2 Corporate Governance

Hydro One and the board recognize the importance of corporate governance to the effective long-term management and value of the company. Independence, integrity and accountability are the foundation of our approach to corporate governance. This section discusses in more detail our approach to corporate governance, the priorities of the board and what we expect from our directors.
Hydro One’s Corporate Governance Practices
Hydro One maintains corporate governance policies, procedures and practices that reflect our commitment to corporate governance best practices. Our practices generally exceed the rules and regulations issued by Canadian Securities Administrators and the TSX. The GRC and the board regularly review the company’s governance practices in response to changing governance expectations, regulations and best practices and make recommendations to the board for change on an ongoing basis.

The Governance Agreement requires approval of the board to make changes by way of a special resolution of at least two-thirds of the votes cast at a board meeting or unanimous written consent of all directors, to the director Skills Matrix, Board Diversity Policy, Majority Voting Policy, Corporate-Shareholder and Stakeholder Engagement Policy, Corporate Disclosure Policy, Corporate Governance Guidelines, Mandate for the Hydro One Ombudsman, and mandates of the board and its committees, as well as its structure. In addition, the changes cover position descriptions for the President and CEO, the chair of the board, the directors and committee chairs, Code of Business Conduct, Whistleblower Policy, Executive Share Ownership Guidelines, Anti-Hedging Policy and Compensation Recoupment Policy.

You can find more information on our governance practices and policies on our website at: https://www.hydroone.com/about/corporate-information/governance.

What We Do
Independence
All of our directors are independent (except for the CEO) and all members of our board committees are independent
We have separate roles for the chair of the board and the CEO
We have in camera sessions – independent directors meet without management at each board and committee meeting
Our board committees have full authority to retain independent advisors
Leadership and Development
We have a comprehensive orientation process for new directors and an ongoing education program for the board
We conduct annual board assessments to help ensure board effectiveness and we annually review our directors’ skills matrix
Environmental, Social and Governance (ESG)
We have board oversight of sustainability matters including climate, Indigenous relations, government relations and other ESG matters

Hydro One Limited | 2026 Management Information Circular 29

CORPORATE GOVERNANCE

What We Do
Diversity and Succession

Our board represents a diverse mix of skills, background and experience. 44.4% of our independent director nominees are women, 11% of our independent director nominees self-identify as an Indigenous Person and 11% of our independent director nominees identify as a person with a disability.
The board chair and three of the four board committee chairs are women. No director self-identifies as a person, who is Black, a person of colour or 2SLGBTQIA+.

We have a robust Majority Voting Policy
We have a formal succession planning process in place for the Executive Leadership Team and the board
As required, we use an independent recruiting firm to help identify and track a diverse group of board succession candidates
We limit other public company directorships and board interlocks
We evaluate all requests from our directors before they take on an additional position as a corporate director with a for-profit, not-for-profit or private entity
We have director term and age limits
Ethics and Integrity
We promote a strong culture of integrity and ethical behaviour guided by a Code of Business Conduct
Shareholder Engagement and Alignment
We provide shareholders with an annual say on pay vote
We have a minimum non-executive director share ownership requirement equivalent to 3x total annual retainer within five years, based on current market price
We have a formal Corporate-Shareholder and Stakeholder Engagement Policy that describes how shareholders can provide direct feedback to the board and we engage with shareholders throughout the year
We disclose directors’ equity holdings and require at least 60% of annual board retainer in equity, to align their interests with those of our shareholders
What We Don’t Do
No overcommitted directors – no director simultaneously sits on more than four other public company boards
No Stock Option awards for directors
No staggered board – all our directors are elected annually
No dual class, non-voting or subordinated voting shares
No monetization or hedging of common shares or equity compensation

The Governance Agreement and the July 11, 2018, Letter Agreement with the Province
The Governance Agreement outlines certain principles and standards that govern how Hydro One will be managed and operated, including that the Province, in its capacity as a holder of common shares, will engage in the business and affairs of Hydro One as an investor and not as a manager. Among other things, the Governance Agreement:
■	requires that, except for the CEO, all board members be independent of Hydro One and independent of the Province (please refer to page 36 for the definition of “independence”);
■	addresses the director nomination process, including the entitlement of the Province to nominate 40% of directors to be elected;
■
requires Hydro One to maintain a Majority Voting Policy for director elections and restricts the Province’s ability to withhold from voting for directors except where the Province replaces the entire board other than the CEO and, at the Province’s discretion, the chair of the board;

30 Hydro One Limited | 2026 Management Information Circular

■	requires approval, by special resolution of the directors, of the appointment and annual confirmation of the CEO, the chair of the board and changes to key governance practices of the company;
■
restricts the right of the Province to exercise certain shareholder rights, such as to requisition a shareholder meeting to consider a fundamental change, or to solicit others to exercise rights which the Province is restricted from exercising; and

■	restricts the acquisition of voting securities by the Province but grants the Province pre-emptive rights with respect to future issuances of voting securities.
Following the June 7, 2018 election in Ontario, Hydro One and the Province entered into a letter agreement dated July 11, 2018 (the July 11 Letter Agreement) for the purpose of the orderly replacement of Hydro One’s then independent directors and the retirement of the then President and CEO.
In connection with each of the 2025 annual and special meeting of shareholders and the 2026 annual meeting of shareholders, Hydro One and the Province entered into waivers and acknowledgements (the 2025 Waiver and the 2026 Waiver, respectively, and collectively, the Waivers) pursuant to which the Province waived certain requirements relating to the minimum and maximum size of the board set out in the Governance Agreement and acknowledged that it was nominating individuals representing less than 40% of the number of directors to be elected at each such meeting. Following the 2026 annual meeting of shareholders, the Province remains entitled under the Governance Agreement to nominate an additional candidate for appointment to the board.
A copy of the Governance Agreement, the July 11 Letter Agreement and the Waivers have been filed on SEDAR+ and are available under Hydro One’s profile at www.sedarplus.com.
Board Structure
The structure and role of the board are consistent with leading governance practices and reflect the requirements of the Governance Agreement.

During spring 2025, the board of directors launched a process to select a new chair, following Timothy Hodgson’s resignation. During the process, Susan Wolburgh Jenah served as interim chair of the board. The process led to the appointment of Melissa Sonberg as chair of the board effective June 4, 2025.

In the normal course, the chair of the board serves on no board committees. The chair of the board and the President and CEO regularly attend each committee meeting by standing invitation but have no vote at the committee meetings.
All members of these committees are persons determined by the board to be independent. The board committees are responsible for assisting the board in carrying out its duties and fulfilling its oversight responsibilities related to the matters set out in each committee mandate, which were approved by the board.
Each committee chair reports to the board following their meetings and makes recommendations and provides guidance to the board in accordance with their committee mandate.
Membership on the Board committees changed following the annual and special meeting of shareholders on June 24, 2025, and again on August 14, 2025, and January 1, 2026. The changes are reflected in the charts below.
As a result of the board renewal occurring in connection with the meeting, the board intends to review the composition of its committees following the meeting. The board intends that each of its committees (the Audit Committee, the GRC, the HRC and IPSO Committee) will continue to be composed solely of independent directors following such review.
Hydro One Limited | 2026 Management Information Circular 31

CORPORATE GOVERNANCE

Board of Directors
	January 1, 2025 to June 23, 2025	June 24, 2025 to August 13, 2025	August 14, 2025 to December 31, 2025	January 1, 2026 to April 27, 2026
Audit Committee	Stacey Mowbray (Chair)	Mitch Panciuk (Interim Chair)	Mitch Panciuk (Interim Chair)	Helga Reidel (Chair)
	David Hay Mitch Panciuk Mark Podlasly Helga Reidel	David Hay Stacey Mowbray Helga Reidel	David Hay Stacey Mowbray Helga Reidel	David Hay Stacey Mowbray Mitch Panciuk
Governance & Regulatory Committee	Susan Wolburgh Jenah (Chair)	Susan Wolburgh Jenah (Chair)	Susan Wolburgh Jenah (Chair)	Susan Wolburgh Jenah (Chair)
	Cherie Brant Melissa Sonberg Brian Vaasjo	Melissa Sonberg Brian Vaasjo	Michael Rencheck Brian Vaasjo	Michael Rencheck Brian Vaasjo
Indigenous Peoples, Safety & Operations Committee	David Hay (Chair)	Brian Vaasjo (Chair)	Brian Vaasjo (Chair)	Brian Vaasjo (Chair)
	Cherie Brant Mitch Panciuk Brian Vaasjo Susan Wolburgh Jenah	David Hay Mitch Panciuk Mark Podlasly Susan Wolburgh Jenah	David Hay Mitch Panciuk Mark Podlasly Susan Wolburgh Jenah	David Hay Mitch Panciuk Mark Podlasly Susan Wolburgh Jenah
Human Resources Committee	Melissa Sonberg (Chair)	Stacey Mowbray (Chair)	Stacey Mowbray (Chair)	Stacey Mowbray (Chair)
	Stacey Mowbray Mark Podlasly Helga Reidel	Mark Podlasly Helga Reidel	Mark Podlasly Helga Reidel	Mark Podlasly Helga Reidel

32 Hydro One Limited | 2026 Management Information Circular

Quorum
A majority of directors is required to meet quorum at every board and committee meeting. A quorum of shareholders at a meeting is achieved if holders of not less than 25% of the shares entitled to be voted at the meeting are present in person or represented by proxy at the start of the meeting, provided that a quorum shall not be less than two persons.

Position Descriptions
As detailed in the table below, the board has written descriptions for certain positions that describe the division of duties, expectations, and responsibilities. The board provided descriptions for the chair of the board, committee chairs and the President and CEO.

Role	Position Description	Key Responsibilities
Chair of the board
•
Required under the Governance Agreement to be separate from the President and CEO and must be independent of both Hydro One and the Province
•
Nominated and confirmed annually by special resolution of the board
•
Acts as a liaison between the board and management

•
Responsible for overseeing the administration of the affairs of the board in carrying out its duties and responsibilities
•
Provides leadership to the board to enhance the board’s effectiveness for its accountabilities, including supervision of management of the company and oversight of the relationships between the board, management, shareholders, customers and other stakeholders
•
Presides at all board meetings
•
Chairs all sessions with the independent directors
•
Ensures that independent directors meet in camera at each meeting of the board without members of management or non-independent directors present
•
Works with the board committees to ensure they have a proper structure, mandates, appropriate assignments and work plans
•
Supports and assists in director orientation and continuing education
•
Ensures that an appropriate system is in place to annually evaluate the performance of the board as a whole

Committee chairs	• A director appointed by the board to oversee the operation of a board committee • Must be independent
•
Provides leadership to their committee
•
Facilitates the functioning of their committee, and reporting to the board on committee activities and compliance with the committee’s mandate
•
Provides input on succession planning for their position and committee
•
Ensures that the independent directors of their committee meet in camera at each meeting of the committee without members of management or non-independent directors present
•
Attends committee chair forums in advance of quarterly board meetings

Hydro One Limited | 2026 Management Information Circular 33

CORPORATE GOVERNANCE

Role	Position Description	Key Responsibilities
President and CEO	• Lead Hydro One • Develop and implement plans, policies, strategies and budgets for the growth and profitable operation of the company • Confirmed annually by special resolution of the board
•
Ensures that the day-to-day business affairs of the company are appropriately managed
•
Formulates and presents to the board for discussion and approval the company’s long-term business plans, strategy and policies that address the opportunities and risks facing the company and lead to the creation of shareholder value
•
Identifies, assesses, monitors and manages the principal risks of the company
•
Develops and recommends to the board annual business plans and budgets that support the company’s long-term strategy and business plans
•
Promotes and maintains effective relationships with stakeholders
•
Ensures strong governance for safe and efficient operations and strategic leadership for health, safety and environment
•
Champions a strong, company wide safety culture in which people at all levels of the organization are held accountable for prioritizing safety in decision making and for living our safety absolutes
•
Fosters and advances a positive work environment that is conducive to attracting, retaining and motivating a diverse group of high-performing, engaged employees at all levels
•
Oversees the effectiveness of the company’s leadership development programs and succession plans

Directors	For information regarding the position description, for and key responsibilities of, directors see “What We Expect from Our Directors” on page 14.

You can find the board and committee mandates, and position descriptions for the chair, committee chairs, directors and CEO posted in the corporate governance section of our website at: https://www.hydroone.com/about/corporate-information/governance.

Nomination of Directors
The GRC serves as the nominating committee of the board and is responsible for identifying qualified candidates for election to the board, having regard for their independence, background, diversity, experience and skills, and the alignment of their experience and skills with Hydro One’s needs. The GRC may hire a third-party recruitment firm to assist with director recruitment. In addition, the GRC maintains an evergreen list of potential director nominees, taking into account the existing skills matrix, the board diversity policy, the recruitment of women and Indigenous Peoples, term limits, the board evaluation results from the previous year, and other relevant factors.

34 Hydro One Limited | 2026 Management Information Circular

Under the Governance Agreement, each year the Province is entitled to nominate the number of directors that is equal to 40% of the number of directors to be elected (rounded to the nearest whole number). The Province has no obligation to nominate any of the individuals recommended by the GRC or the board as one of its director nominees. Below is a description of the nomination process generally followed with the Province each year leading up to the company’s annual meeting of shareholders:

Exchange of Nomination Notice with the Province
•
Not later than 60 days prior to the date by which proxy solicitation materials must be mailed for Hydro One’s annual meeting, each of the Province and the GRC will notify each other of their proposed director nominees

Confirmation/rejection of director nominees
•
The GRC and the Province have 10 business days following receipt of the above-referenced notice to confirm or reject the director nominees
•
If a proposed nominee is not already a director of Hydro One or is a director but whose circumstances have materially changed in a way that would affect how they continue to meet director qualification standards under the Governance Agreement, then the GRC and the Province have 10 business days following exchange of nomination notices to confirm or reject the director nominee on the basis that the nominee does not meet the qualification standards
•
If a director nominee of the Province or the GRC is rejected, the Province or the GRC will be entitled to nominate additional candidates until a nominee is confirmed by the other
•
If no replacement nominee is confirmed for a director who was expected to depart from the board and that director does not resign, that director shall be re-nominated
•
The Province and the committee will use commercially reasonable efforts to confirm director nominees prior to the date by which proxy solicitation materials must be mailed for the annual meeting of shareholders

Obligations of the Province
•
The Province is required under the Governance Agreement to vote in favour of all director nominees of Hydro One in accordance with the process set out in the Governance Agreement
•
This obligation is subject, however, to the Province’s overriding right to withhold from voting or otherwise seek a shareholder meeting to remove and replace the entire board, including in each case its own director nominees but excluding the CEO and, at the Province’s discretion, the chair of the board

Director nominees must meet the director qualification standards set out in the Governance Agreement, including the prescribed director independence requirements and requirements under applicable securities laws, the Governance Agreement, and applicable stock exchange rules. If a proposed nominee is replacing a current director, under the Governance Agreement, the nominee must also, when taking into account current directors and other confirmed nominees, enable the board to satisfy the board composition requirements of Hydro One’s director skills matrix, board diversity policy and other governance standards. For additional information, please see “Business of the Meeting – 2. Election of Directors” starting on page 3 of the circular.
All of our directors owe a fiduciary duty to the company to act honestly and in good faith with a view to the best interests of Hydro One, regardless of whether they are nominated by the Province or by the GRC. Pursuant to the Governance Agreement, a majority of the board must at all times be resident Canadians.
Hydro One Limited | 2026 Management Information Circular 35

CORPORATE GOVERNANCE

Independence
Nine of the ten director nominees are independent. The Governance Agreement requires that each of our directors, other than the President and CEO, be independent of both Hydro One and the Province. Ms. Telford is not considered independent of Hydro One because of her current role as Chief Operating Officer of the company and incoming role as the President and CEO of the company. Ten of the 11 current board members are independent. Mr. Lebeter is not considered independent of Hydro One because of his current role as the President and CEO of the company.
Having an independent board is one of the ways we help ensure that the board operates independently of management and makes decisions in the best interests of Hydro One, our shareholders and other stakeholders.
The table below summarizes what it means for director nominees to be independent of Hydro One and independent of the Province.

Independent of Hydro One

Directors must be independent within the meaning of all Canadian securities laws governing the disclosure of corporate governance practices and stock exchange requirements imposing a number or percentage of independent directors; and

A director who is “independent” within the meaning of applicable securities laws is one who is free from any direct or indirect relationship which could, in the view of the board, be reasonably expected to interfere with a director’s independent judgment, with certain specified relationships deemed to be non-independent.

Independent of the Province

Directors are independent of the Province within the meaning of Ontario securities laws governing corporate governance disclosure, where the Province and certain specified provincial entities are deemed to be Hydro One’s parent.

Directors are not a current official or employee of the Province; and
Directors have not been an official or employee of the Province for at least three years prior to their nomination to the board.

Ethical Business Conduct
Hydro One promotes ethical principles to foster integrity, respect, excellence and social responsibility. The company has a written Code of Business Conduct that applies to all employees, directors and officers of Hydro One and its subsidiaries.
The full text of the Code of Business Conduct and Whistleblower Policy is available on Hydro One’s website at www.HydroOne.com.
The Code of Business Conduct refers to Hydro One’s core values and establishes standards to define how employees, officers and directors of Hydro One should act. In addition, Hydro One requires each of its contractors, suppliers, business partners, consultants and agents to comply with the Code of Business Conduct in their dealings with or on behalf of Hydro One. The Code of Business Conduct addresses, among other things, health and safety matters, conflicts of interest, discrimination and harassment, confidentiality, insider trading, environmental protection, safeguarding Hydro One’s assets (including physical and intellectual property, cyber assets, accounting and financial reporting), fraudulent activity and compliance with all applicable laws, rules and regulations.

We also have a Supplier Code of Conduct, which supplements the Code of Business Conduct. The Supplier Code of Conduct sets out the standards of business behaviour expected of Hydro One’s suppliers, including the requirement to act with honesty and integrity and be guided by Hydro One’s ethical values, as well as comply with both the spirit and intent of the Supplier Code of Conduct.
36 Hydro One Limited | 2026 Management Information Circular

The board monitors compliance with the Code of Business Conduct through the HRC. The HRC oversees the procedures of the Code of Business Conduct and Whistleblower Policy, including the receipt, management, investigation and closure of complaints received, except for accounting, internal accounting controls and auditing matters, which are reserved for audit committee oversight. The HRC received a code of business conduct and whistleblower report at each quarterly committee meeting in 2025. The audit committee was advised that no complaints related to matters under its oversight were received in 2025.
Any actual, potential or suspected violation of the Code of Business Conduct can be reported anonymously directly to the company’s Chief Ethics Officer, as confidential designee of the audit committee, or via Mitratech Ethics Hotline, a confidential, independent third-party ethics reporting service, in accordance with the Whistleblower Policy, which is monitored by the company’s Chief Ethics Officer. Anonymous reports can also be made directly to the company’s corporate ethics office. Employees are encouraged to report through various channels, such as their managers, human resources and security operations. These reports are brought to the attention of the corporate ethics office for review and to be addressed.
The Whistleblower Policy is designed as a safeguard against threats to the integrity of our financial reporting, threats to health and safety, wrongdoing by employees, representatives and business partners, and actual, potential or suspected violations of our Code of Business Conduct and applicable laws, rules and regulations.
The Whistleblower Policy also includes anti-reprisal provisions to protect employees who make a report in good faith. All reports are investigated internally or by an independent external party.
Each year, employees receive refresher training on the Code of Business Conduct and our fraud risk program. The 2025 Code of Business Conduct annual refresher training provided an overview of the elements of the Code of Business Conduct and, among other things, addressed harassment in the workplace. Directors were provided with the 2025 Code of Business Conduct annual refresher training and confirmed compliance with the Code of Business Conduct.
Conflict of Interest and Related Party Transactions
The board expects directors, as well as officers and employees, to act ethically at all times. Under our Corporate Governance Guidelines and Director Conflict of Interest Policy, directors have an ongoing obligation to report potential or actual conflicts of interest and provide us with complete information concerning all entities in which they have a material interest, so that any potential conflicts, including related party transactions, can be identified.
A conflict of interest is broadly defined to include any situation where a director has a personal or financial interest in a matter which is the subject of an action or decision by Hydro One that affects, has the potential to affect, or may reasonably be perceived to affect the objectivity of the director in carrying out their responsibilities and duties. Such a conflict of interest also represents an advantage or gain to the director or certain other persons, and may otherwise affect their personal, business or professional interests. This definition is generally expected to capture any related party transactions to which such person is a party, and requires that such actual or potential conflict be disclosed to the chair of the board, the GRC chair and our General Counsel within a reasonable period prior to the meeting at which the matter will be discussed. At the outset of each board and committee meeting, the Chair of the board or the applicable committee chair asks directors to disclose any actual, potential or perceived conflicts of interest related to matters to be considered. If a director becomes aware of a conflict after a matter has already been considered, they must disclose the conflict at the next meeting. Upon disclosure, if the chair of the board (or if the conflict involves the chair of the board, the GRC chair) concurs that there is a conflict (including potential or perceived), the applicable director will disclose that interest to the board or committee (as the case may be) and will recuse themselves from any meeting and any discussions or vote on the matter. To prevent conflicts from arising, directors are also required to obtain approval from the GRC before accepting new directorships in other organizations. Changes in a director’s principal occupation must be reported in accordance with our Corporate Governance Guidelines and our Code of Business Conduct. Our Code of Business Conduct applies these principles more generally, and any waiver of an actual, perceived or potential conflict, including a material interest in a related party transaction, in favour of any director or executive officer will only be granted by the board.
The Audit Committee mandate provides that the Audit Committee will review any related party transactions that may have a material current or future effect on the company’s financial condition, results of operations or other matters.
We also ask our directors and officers questions regarding related party matters in our annual director and officer questionnaires, and we circulate a dedicated related party questionnaire to our board, senior executives
Hydro One Limited | 2026 Management Information Circular 37

CORPORATE GOVERNANCE

and the individuals who serve on the boards of Hydro One’s subsidiaries on an ongoing (at least biannual) basis in order to identify any interest in related party transactions. Any affirmative responses from these questionnaires are forwarded to the audit committee and the GRC for consideration. In 2025, there were no material conflicts of interest, related party transactions or waivers of our Code of Business Conduct reported by or granted in favour of any of our directors, CEO or other senior executives.
Term Limits
The company’s board is committed to a process of renewal and succession planning for directors. The board has adopted term limits on board service, as well as age limits, and conducts a committee chair service review, both of which are set out in the corporate governance guidelines.

Term Limit	Age Limit

Non-executive directors cannot stand for re-election 12 years after the date on which the director first began serving on the board of directors of Hydro One or any of its subsidiaries, except in special circumstances (including if necessary to facilitate orderly board renewal) on the recommendation of the GRC.
No director is to be appointed or elected as a director after that person has reached 75 years of age, unless otherwise determined by the board.

Committee Chair Service Review

As part of the GRC’s annual review of committee memberships and structure, the GRC considers whether it is appropriate to change committee chairs for directors who have served as a committee chair for four or more years.

Perrin Beatty, age 75, was nominated by the Province, pursuant to the Governance Agreement, for election as a director. In considering the nomination, the board waived the application of its director retirement age limit with respect to his nomination for election at the meeting, for a one-year term. In granting the waiver of the age limit pursuant to the corporate governance guidelines, the board considered Mr. Beatty’s unique experience and skillset in both government and business and his ability to add value to board deliberations, benefiting Hydro One’s shareholders and other stakeholders. While the board adopted the age limit to help ensure fresh perspectives are brought to the board, the board considered its success in renewing the board through term limits and organically and decided to waive the age limit in this circumstance.
The average tenure of the director nominees is 3.5 years.
Limit on Directorships
The company recognizes that the board can benefit when a director also serves on the board of another company so long as such service does not conflict with the company’s interests. Prior to a director’s acceptance of additional positions as a corporate director with a for-profit, not-for-profit or private entity, the director must obtain the approval of the GRC, which will consider the additional position, including any actual, potential or perceived “Conflicts of Interest” (as defined in the company’s Director Conflict of Interest Policy) which may arise as a result of such position.
We limit the number of public company boards that our non-management directors can serve on to four, excluding Hydro One and its subsidiaries. The President and CEO should not hold more than one such directorship. The Audit Committee mandate also provides that no committee member may serve on the audit committee of more than two other publicly traded companies unless the board has first determined that such simultaneous service would not impair the ability of the member to serve effectively on Hydro One’s Audit Committee. No director nominee serves on more than two other public company boards. No member of the Audit Committee serves on the audit committee of more than two other public company boards.
Board Interlocks
The board seeks to avoid having more than one board interlock at any given time. A “board interlock” is a circumstance where two or more directors serve on the board of directors of another publicly traded company (excluding the boards of any of Hydro One’s subsidiaries). Directors may not accept an invitation to join the board of another publicly traded company, and new candidates for service on the board will not be invited to join the board if the consequence is more than one board interlock (or would increase the number of directors involved in the same
38 Hydro One Limited | 2026 Management Information Circular

board interlock), in each case unless approved by the board. The board reviews outside directorships regularly. Directors are required to obtain the approval of the GRC prior to accepting any invitation to join another board of directors. No board interlocks exist as of April 27, 2026 between our nominated directors.
Majority Voting Policy
The board has a Majority Voting Policy for the election of directors. This policy provides that in an uncontested election, any nominee for director who receives more withheld votes than for votes will immediately tender their resignation following the election meeting for consideration by the board. The board will review the matter and take whatever actions it determines are appropriate in the circumstances. The director who has tendered their resignation pursuant to the Majority Voting Policy as a result of receiving a majority withhold vote other than by the Province will not participate in any deliberations of the board regarding their resignation. In such instance, the other directors will consider, and within 90 days of the election meeting determine, whether or not to accept the resignation. A resignation in accordance with the Majority Voting Policy will be accepted absent exceptional circumstances and is effective when accepted by the board. If a director does not tender their resignation pursuant to this policy, the board will not renominate that director at the next election. Other directors who received a majority withheld vote at the same election meeting may not participate in the board’s determination as to whether or not to accept the resignation. If there are fewer than three directors who did not receive a majority withheld vote, the entire board will consider and, within 90 days following the election meeting determine, whether or not to accept the resignation and will accept the resignation absent exceptional circumstances.
Under the Governance Agreement, the Province may not withhold its votes for the nominees proposed for election in an uncontested election unless the Province withholds from voting for all nominees other than the CEO and, at the Province’s discretion, the chair of the board. Where directors have received a majority withheld vote as a result of the Province withholding its vote from their election in an uncontested election and have tendered their resignations, the board will take whatever actions it determines are appropriate, and the directors who received a majority withheld vote may participate in that determination.
A press release will be issued by the company promptly following the board’s decision regarding the resignation (including, if applicable, the reasons for rejecting the resignation). The Majority Voting Policy does not apply to a contested election of directors where the number of candidates validly nominated exceeds the number of directors to be elected at that meeting.
Environmental, Social and Governance
The board, through its four standing committees – the Audit Committee, IPSO Committee, GRC and HRC – oversees the company’s approach to environmental, social and governance matters relating to the long-term health and sustainability of the company. This oversight includes reviewing and approving the company’s key sustainability priorities, its program and its annual sustainability report.
The board’s Audit Committee focuses on oversight of the overall quality of financial matters and related required disclosures. The IPSO Committee oversees the company’s strategy in relation to its approach to matters related to sustainability, including the environment, safety, Indigenous Peoples, operations and major projects, as well as grid reliability, efficiency and flexibility. The GRC oversees the company’s regulatory matters, public policy initiatives and community relations. The HRC oversees the company’s diversity, equity and inclusion programs and initiatives.
In 2021, under the board’s oversight, Hydro One announced sustainability commitments tied to diversifying our workforce; helping manage the impact of climate change on our business and reducing our environmental footprint; and strengthening our Indigenous partnerships to help build socio-economic capacity across Ontario. Following a review of its Scope 1 and Scope 2 emissions over the past three years, in 2024 Hydro One revised its target for achieving a reduction in greenhouse gas (GHG) emissions to focus on reducing its “operations-driven” Scope 1 and Scope 2 GHG emissions by 30% by 2030 against a 2018 baseline and achieving net zero emissions by 2050. Hydro One adjusted its target to “operations-driven” because these emissions are directly in its control. For further information regarding the company’s key sustainability priorities, please see pages 63 and 69 of the circular.
In 2022, the company’s syndicated lines of credit were amended to include a pricing adjustment which can increase or decrease the cost of funding based on our performance with respect to certain of our sustainability commitments.
Hydro One Limited | 2026 Management Information Circular 39

CORPORATE GOVERNANCE

In 2023, Hydro One became the first utility in Canada to publish a Sustainable Financing Framework (Framework). Since then, Hydro One Inc. has issued $7,825 million in sustainable financing instruments (SFIs) such as sustainability and green bonds (as of December 31, 2025). In 2025, the issuance of SFIs totalled $2,700 million.
Hydro One plans to report annually on the company’s progress in achieving the publicly stated goals in its annual sustainability report.1 The report is prepared using the global reporting standards and frameworks most relevant to our business: the Global Reporting Initiative standards, the Sustainability Accounting Standards Board, and the United Nations Sustainable Development Goals, and is prepared broadly following the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD).
For a copy of the company’s most recent sustainability report and its TCFD aligned disclosures, please see the following link: https://www.hydroone.com/Sustainability. Our sustainability report is not incorporated by reference into this circular.
1 Refer to page 9 of the 2024 Sustainability Report for additional details on the company’s GHG emission reduction target.
Fostering a Culture of Inclusion and Psychological Safety
Hydro One embraces inclusion and psychological safety as it aligns with our core values and our brand promise of caring in every connection. Our commitment is to prioritize people and foster an inclusive, respectful and psychologically safework environment where employees, customers, partners and the communities we serve feel heard and valued, and also experience a genuine sense of belonging. We believe this approach enhances overall safety, innovation, engagement, trust, customer experience and organizational performance.
Our commitment guides our efforts to eliminate barriers and helps ensure our workplace is inclusive and welcoming for all.
Board Diversity Policy
The board’s Diversity Policy establishes Hydro One’s commitment to diversity and to maintaining a board comprised of talented and dedicated directors whose skills, experience, knowledge and backgrounds reflect the diverse nature of the business environment in which we operate, including an appropriate number of directors who are women. While not comprehensive, diversity encompasses age, gender (including gender identity and expression), sexual orientation, ethnicity, race, culture, Indigenous heritage, disability, geography and business experience.
The level of representation of women and persons who identify as Indigenous, Black or as a person of colour on the board is specifically considered in identifying and nominating candidates for appointment or election to the board. When search firms are engaged to assist the board or the GRC in identifying candidates for appointment to the board, they are also directed to include diverse candidates.
The GRC reviews the Diversity Policy annually and assesses compliance with the policy and its effectiveness in promoting a diverse board.
Board and Executive Diversity
Since our initial public offering in November 2015 the board has maintained more than 30% women director representation. When identifying and nominating candidates for appointment, election or re-election to the board, candidates will be considered on merit against objective criteria having due regard for the benefits of diversity and the needs of the board.

The board aspires toward a board composition in which women comprise at least 40% of the directors of the board. 44.4% (4) of our independent director nominees, and 50% (5) of all director nominees self-identify as women.

The board aspires toward a board composition in which at least one director identifies as an Indigenous Person, Black, or as a person of colour. 11% (1) of our independent director nominees and 10% (1) of all director nominees self-identify as an Indigenous Person.
One director nominee identifies as a person with a disability.

The board diversity policy can be found here on the company’s website: https://www.hydroone.com/about/corporate-information/governance

40 Hydro One Limited | 2026 Management Information Circular

Hydro One considers a broad range of criteria in selecting Executive Leadership Team (ELT) members, including the diversity of candidates. The HRC and board monitor ELT composition through their oversight of the executive appointment and succession planning process, including the representation of women.
As of December 31, 2025, five of seven (71%) executive officers identified as women. On average in 2025, six of nine (67%) ELT members and 46.4% of executives (VP and above) identified as women. The average total representation of women in executive roles increased by 4.4 percentage points from 2024 to 2025, exceeding our goal of 42% representation. In addition, 2.3% of executives identify as Indigenous, 8.5% identify as Black or as persons of colour, 9.2% identify as persons with a disability, and 2.6% identify as 2SLGBTQIA+
Succession Planning and Talent Management
At Hydro One, we have a robust Succession Planning framework and Talent Management program designed to ensure a pipeline of highly skilled and talented leaders who can drive and support Hydro One’s long-term corporate strategy aspirations, and meet the needs of our customers, communities, and shareholders, now and in the future. This framework comprises an annual assessment of our talent to measure their potential for progression to senior roles within the organization, the identification of replacements in leadership roles, as well as intentional development opportunities for those who are identified as top talent.
The HRC reviews and approves the Succession Planning and Talent Management program for Hydro One on an annual basis. The HRC reviews and recommends to the board for approval succession plans for the President and CEO and associated contingency preparedness, in the event of a crisis or the unexpected departure of the President and CEO. The HRC also reviews, in coordination with the President and CEO, the succession plans and talent management processes for the Designated Employees (as defined in Schedule “A” attached) and associated contingency preparedness, in the event of a crisis or the unexpected departure of a Designated Employee. The HRC last reviewed the succession plans for the President and CEO and for Designated Employees in August, 2025.
The success of Hydro One’s Succession Planning framework and Talent Management program was highlighted in the company’s recent CEO selection process. As part of the succession planning process, the HRC retained an external search consultant to assist them in identifying candidates to replace Mr. Lebeter as President and CEO as and when he chose to retire. After thorough consideration, the HRC recommended to the board that Ms. Telford be appointed to serve as President and CEO effective with Mr. Lebeter’s retirement on June 9, 2026. Ms. Telford has served as an executive of Hydro One since joining the company in 2020.
Overall, we have continued to maintain a close watch on our succession health throughout the organization. In 2025, we identified ready-now and short-term successors for 77% of critical roles. We are also pleased to report an increase in women’s representation at the ELT to 67%, driven by our intentional focus on building diversity at the executive leadership level.
In the past year we advanced our Talent Management program by further integrating the Leader of Tomorrow Competency Framework into hiring, performance assessments, talent reviews and succession planning; and advancing a multi-year leadership assessment and development planning initiative for senior leaders – providing our most senior leaders with deeper insight into their strengths and development opportunities while creating a more consistent and future-focused approach to leadership expectations. We also organized events in June and November 2025, offering top and emerging leaders development and exposure opportunities with the board of directors.
As we work to strengthen our succession health, in 2026 we are maintaining our focus on providing meaningful and structured development opportunities for our leaders, especially at the vice-president (VP) level, through mentoring support, experiential programs and focused leadership coaching.
•
Recognizing that delivering our corporate strategy requires specific competencies and capabilities, we will continue to prioritize the development of our current leaders and pursue targeted recruitment for technical and industry capabilities to complement our internal talent and strengthen the succession pipeline.

•
Through the annual Succession Planning and Talent Management cycles, we will continue to highlight individualized development opportunities, cross functional rotations, stretch assignments and experiential learning to strengthen competencies and readiness for successors to executive leadership roles and talent identified as successors to critical roles.

•
Through our Top Talent program, we will continue to provide key talent with development and exposure opportunities with the board of directors and share progress updates with the full board and the HRC regarding development plans for successor nominees.

Hydro One Limited | 2026 Management Information Circular 41

CORPORATE GOVERNANCE

The HRC not only reviews and approves the Succession Planning and Talent Management program but also assesses the performance goals set at the beginning of the year for the President and CEO, and all Designated Employees. The committee evaluates the President and CEO’s achievements against yearly performance goals, along with how the President and CEO has assessed the performance of Designated Employees. The HRC also reviews and approves qualifications, experience and compensation packages for our most senior roles, including the President and CEO. These thorough practices ensure alignment between the board of directors and the ELT, influencing the entire organization through the annual cascade of performance goals to employees.
Board Assessments
To enhance board efficacy, the GRC oversees an annual assessment process examining the effectiveness of the board, its leadership and committees, as well as individual director performance. In conducting the annual assessment, the GRC considers the mandate of the board and the mandate of each of the committees.
2025 Board Assessment
In 2025, the GRC coordinated the board assessment with the support of an external consultant, who facilitated director-led interviews. These interviews were initially undertaken to support the board chair succession process and, in doing so, generated comprehensive insights into the overall effectiveness of the board and its committees.
The consolidated findings from these interviews as reviewed by the GRC were determined to provide a robust assessment of the board’s performance, the quality of its oversight and its governance practices. Based on these insights, the GRC developed a roadmap that informed the board’s action plan.
The assessment reflected ongoing satisfaction with the effectiveness of the board and its committees. The GRC will continue to monitor governance priorities and track progress on identified opportunities as part of its regular oversight. The GRC noted the value of engaging external expertise, when appropriate, to support future board assessment cycles.
2024 Board Assessment
In 2024, the GRC coordinated the 2024 board assessment internally. Directors completed written questionnaires and the chair of the board and the chair of the GRC interviewed each director and each other, with the support of the Corporate Secretary.
Board members were invited to respond to a series of questions related to their respective committees and the board’s performance. Directors were also asked to evaluate the chair of the board, committee chairs (for the committees they serve on) and their fellow board members. The assessment results were presented to the GRC and revealed a strong level of satisfaction regarding the effectiveness of the board and its committees.
In addition, the assessment reviewed progress made on action items identified in the previous year’s board assessment, and it was determined that significant progress had been achieved in addressing these action items.
Orientation and Continuing Education
The company has a Director Orientation and Continuing Education Program (the Program) for directors in accordance with Hydro One’s corporate governance guidelines. The Program has two purposes:
1)	to familiarize new directors with their responsibilities and with the various business activities of Hydro One; and
2)
to assist directors in enhancing their knowledge and skills and their understanding of the company’s business, as well as to help ensure that their knowledge and understanding of the company’s business remains current.

Director Orientation
Upon appointment or election, new directors are provided access to Diligent Boardbooks, which contains the Hydro One director’s information manual and provides access to all meeting materials for board and committee meetings. Among other things, the director’s information manual contains information about board and committee mandates, position descriptions, and copies of Hydro One’s by-laws and corporate governance guidelines. In addition, new directors are provided with briefings by management on key aspects of Hydro One’s business affairs, activities, corporate governance structure and our policies and procedures.
42 Hydro One Limited | 2026 Management Information Circular

Upon appointment to a committee, each director has access to copies of minutes and materials for the most recent committee meetings and a copy of the committee’s mandate. Newly appointed committee members are also provided with any relevant subject matter briefing material that may be of assistance to them and are offered meetings with the committee’s chair.
While director orientation is designed to be a complete introduction to Hydro One, it is also tailored to individual director needs. Directors are encouraged to proactively ensure they become and remain knowledgeable about Hydro One to fulfil their duties, and to seek additional information if necessary.
New directors are expected to attend quarterly meetings of all of the board’s committees, for their first year as a member of the board, to understand the functions of each committee and its responsibilities.
Continuing Education
The Program focuses on ensuring that directors maintain a comprehensive understanding of the company’s operations, industry dynamics, and emerging trends. By integrating educational opportunities into regular board and committee meetings, we foster an environment of continuous learning. The Program includes the following components:
•	information briefings and internal educational sessions to be held between regular board and committee meetings;
•	presentations, video recordings and updates from senior management on specialized topics;
•	quarterly reports on corporate governance matters;
•	discussions and industry briefings with external speakers on relevant topics related to Hydro One’s business;
•	site visits to Hydro One’s facilities; and
•	board dinners with management and industry experts as invited guests.
We also support continuing education opportunities outside Hydro One. Each director is encouraged to attend external forums, conferences, seminars and education programs dealing with subject matters that are applicable to the member’s role on the board or its committees or to increase the director’s knowledge of the electricity sector and other areas of interest relevant to our businesses and affairs. The Program provides financial support for directors to participate in this continuing education.
To help ensure the Program remains relevant and effective, and to keep our directors informed and engaged, we encourage them to suggest topics for educational sessions as part of their annual feedback. In addition, the GRC works with management to identify and deliver specialized sessions, as required.
Hydro One Limited | 2026 Management Information Circular 43

CORPORATE GOVERNANCE

Our directors have had the opportunity to participate in a variety of educational sessions, which are listed in the table below. The table highlights both the educational sessions provided by Hydro One in 2025, and third party education events, seminars and courses attended by our then directors:

Topic Presented/Hosted by	Attended by
Digital & Technology Solutions Education Session Facilitated by Management	Board of Directors
A Fireside Chat with David MacNaughton, Former Canadian Ambassador to the United States Facilitated by Management	Board of Directors
Cybersecurity Risk Management Facilitated by Management/Provided by External Law Firm	Board of Directors
Cecil Transmission Station Tour Facilitated by Management	Board of Directors
Physical Security and Cybersecurity Education Session Facilitated by Management	Board of Directors
Visit to the Markham Customer Contact Centre Facilitated by Management	Board of Directors
Deep Dive on Various Lines of Business Education Session Facilitated by Management	Board of Directors
Orillia ISOC Facility – On-site Education Session Facilitated by Management	Board of Directors
Labour Relations Education Session Facilitated by Management	Board of Directors
An overview of the 2025 ISS and Glass Lewis Proxy Advisory Reports Facilitated by Management	GRC Members
Education Session on the Asset Investment Risk Process Facilitated by Management	Board of Directors
Creative Destruction Lab’s Putting AI to Work Program for Boards Creative Destruction Lab	Melissa Sonberg Helga Reidel Stacey Mowbray
8th Annual First Nations Major Projects Coalition Conference First Nations Major Projects Coalition	Stacey Mowbray Mark Podlasly Brian Vaasjo
The GLOBExCHANGE 2025 conference – Advancing Diversity, Equity & Inclusion in Transplantation GLOBExCHANGE	Brian Vaasjo
Embedding Sustainability in your Business: Balancing Vision and Practicality GLOBExCHANGE	Brian Vaasjo

Annual Institute of Corporate Directors Conference: Today’s Board Resilient by Design, Boards Navigating Strategy, Risk, and Culture with Adaptive Bold Oversight for Resilience and Strong Leadership
Institute of Corporate Directors
Brian Vaasjo
Economic Update Podium Club - Deloitte	Helga Reidel
IFRS training - Accounting Rules Arranged by Windsor Detroit Bridge Authority Board	Helga Reidel
Trump Policy Agenda: Risks & Opportunities for Boards National Association of Corporate Directors	Melissa Sonberg
Artificial Intelligence Impact on Boardroom Strategy National Association of Corporate Directors	Melissa Sonberg
The Art of Directorship: CEO Succession	Melissa Sonberg

44 Hydro One Limited | 2026 Management Information Circular

Topic Presented/Hosted by	Attended by
National Association of Corporate Directors
Corporate Trends and Best Practice in Diversity Equity and Opportunity, Director Succession and Board Evaluations Egon Zehnder	Susan Wolburgh Jenah
The Future of the Boardroom: Defining Modern Governance Women Get on Board Summit	Susan Wolburgh Jenah
Fulfilling the Board’s Sacred Task: Hiring the CEO David Beatty Webinar	Susan Wolburgh Jenah
Artificial Intelligence in the Boardroom Insight Partners & Diligent	Susan Wolburgh Jenah
Negotiation Skills John Siberius, Harvard Law School	Susan Wolburgh Jenah
Fueling Canada’s Competitiveness with Credible Sustainability Data ICD & CPA Canada	Susan Wolburgh Jenah
Geopolitical Risks and Opportunities in Infrastructure Development Aecon Board Session	Susan Wolburgh Jenah
10th Annual National Energy Roundtable Conference The Energy Roundtable	Susan Wolburgh Jenah
Mobilizing Climate Leadership in Complex Times: The Critical Role of Boards Climate Governance Initiative World Economic Forum	Mark Podlasly
Pan-Canadian Energy Corridor, National Energy Corridor Council for Clean and Reliable Energy	David Hay

Board Priorities
The board is responsible for the stewardship of the company and has adopted a board mandate setting out its responsibilities, which includes supporting a culture of integrity, approving the capital and financial structure of the company, strategic planning, risk management, appointment and oversight of management, board governance, communications and reporting to stakeholders. This year, the board spent considerable time on CEO succession planning, recognizing its importance to the company’s long-term leadership continuity.
The board mandate is attached as Schedule “A” to this circular, which can be found on page 100.
The Board’s Role in Strategy
The board believes that management is responsible for the development of Hydro One’s corporate strategy and that its role is to review, question and ultimately approve the strategy. A top priority for the board is to oversee the implementation of each strategic priority, which has led to ensuring, among other things, a strong alignment between delivery of strategic outcomes and management compensation.
In December 2025, the board of directors approved the 2026 budget and 2027 business plan, both of which are correlated with the company’s corporate strategy.
In order to do this, the board:
•
participates in Hydro One’s strategy process throughout the year by reviewing and approving the strategic plan (taking into account the opportunities and risks of our business) and engaging in regular discussions to review strategy implementation progress and helps ensure that the opportunities and risks of our business are adequately incorporated into strategic actions proposed by management;

•	regularly oversees management’s execution of strategic initiatives and business plans (both regulated and unregulated efforts) and their results;
Hydro One Limited | 2026 Management Information Circular 45

CORPORATE GOVERNANCE

•	receives regular reports on implementation of the corporate strategy and detailed updates on each strategic initiative throughout the year at its scheduled meetings; and
•	assesses the company’s performance against financial and other objectives established in the company’s business plans, past performance and industry peers.
In 2025, the board participated in the company’s strategic planning process throughout the year by:
•	providing input and discussing perspectives related to strategy at each board meeting;
•	providing input and discussing detailed reports on each strategic initiative at each board meeting;
•	providing feedback on the value of strategic engagements, and opportunities for improvement;
•	reviewing and providing input on other strategic considerations, both regulated and unregulated;
•
holding an annual strategy session in June 2025, which promoted the development of strategic foresight and agility by reviewing: environmental scans, strategic priorities and objectives, strategy signposts and key outcomes of the strategy. In addition, the board reviewed the results of Hydro One’s expected residential customer profile, which was undertaken to better understand how customer values are expected to evolve, and opportunities for Hydro One to increase its value to customers through various products and services.

Enterprise Risk Management (ERM)
Effective risk management is essential to supporting the successful execution of our strategy, enabling Hydro One to energize life for people and communities, to help create a better and brighter future for all, and to deliver on the expectations of our stakeholders.
Hydro One understands the importance of effective ERM and has a mature ERM program that:
•	aligns with the strategic priorities and objectives outlined in Hydro One’s corporate strategy; and
•	provides stakeholder visibility into Hydro One’s risk environment and key risk management activities.
Hydro One’s ERM program continues to monitor, consider and where appropriate, implement guidance from established frameworks (including the ISO 31000 Risk Management and COSO ERM Frameworks) and industry best practices to support the company’s ability to assess, communicate and effectively respond to a rapidly changing risk environment.
The board retains responsibility for:
•
overseeing and approving the company’s ERM framework and programs for identifying, assessing and managing the company’s principal risks, which can include, any applicable material environment and societal-related risk, with a view to achieving an appropriate balance between the risks incurred and potential returns, and the long-term sustainability of the company; and

•
overseeing and assessing the adequacy and effectiveness of programs and processes for identifying, assessing and managing or mitigating the company’s principal risks and ensuring that primary oversight responsibility for each of the key risks identified in the ERM framework is assigned to the board or one of its committees.

The Hydro One Annual Risk Profile reflects stakeholder consultations and describes the enterprise risks facing Hydro One.
The Board has received the Annual Risk Profile (inclusive of the updated risk universe) and has delegated the oversight of certain risks to its committees in alignment with their current mandates.
46 Hydro One Limited | 2026 Management Information Circular

The following allocation of enterprise risks to the board and committees was approved by the Board in August 2025:

To assist the Board in identifying the principal risks faced by the company, the ERM team facilitates an annual enterprise risk assessment during which management identifies the enterprise risks within the risk universe critical to the achievement of the objectives of the corporate strategy. Risk profiles are created in conjunction with the risk owners and the ELT to:
•	describe each of these critical risks and articulate their underlying key risk drivers;
•	communicate management’s assessment of the risk ratings (e.g., likelihood, impact, and speed of onset of the risk); and
•	illustrate how the risks are managed and identify additional risk management actions and timelines to further mitigate these risks.
Results of the annual enterprise risk assessment are used to assist in management’s decision-making, and the prioritization and allocation of resources. In addition, the annual enterprise risk assessment is deployed as an input into the internal audit planning process, enabling the internal audit function to provide independent and objective feedback on the key management programs used to manage risk.
Quarterly enterprise risk updates are provided to the board on the critical enterprise risks and emerging risks facing Hydro One. These quarterly enterprise risk updates describe key developments related to the enterprise risk profile and activities undertaken by management to mitigate these risks. In addition to the quarterly risk updates, the ERM team facilitates a series of “critical risk discussions” with the board and committees, the responsible risk owners and executives, to provide additional insights into the critical risks facing Hydro One.
Hydro One Limited | 2026 Management Information Circular 47

CORPORATE GOVERNANCE

A description of risk factors is provided in management’s discussion and analysis for the fiscal year ended December 31, 2025. Please refer to Hydro One’s profile on SEDAR+ at www.sedarplus.com. The board’s assessment of the relative significance of these risks may change over time as they continue to be reviewed and reevaluated.
Cybersecurity Risk
Trust and security are more important than ever, and Hydro One remains focused on safeguarding the integrity of our systems and the reliable operation of the power grid that serves the people of Ontario. The volume and sophistication of cyber- attacks continue to increase, and potential impacts include business interruptions, service disruptions, financial loss, and theft of intellectual property and confidential information. To address these challenges, we constantly adapt our cybersecurity strategy to further strengthen our defences to evolving threats, protect critical infrastructure, and enhance Hydro One’s operational resilience.
The Audit Committee provides oversight of Hydro One’s material cybersecurity, physical security, data privacy, information technology infrastructure, systems, policies and programs, as well as their adequacy and quality. The Audit Committee receives cybersecurity updates on a quarterly basis for the purpose of such oversight. Management is responsible for establishing and maintaining the company’s cybersecurity standards, programs and operational resilience. Hydro One continues to take a multi-layered approach to cybersecurity, proactive risk management and continuous monitoring.
The company manages cyber-related risks by establishing a common set of cybersecurity standards, periodic security testing, program maturity objectives, security partnerships and a unified security strategy built on a set of cybersecurity standards mandated by the Ontario Energy Board (OEB). This Ontario-specific set of standards is in alignment with the National Institute of Standards and Technology’s Cyber Security Framework. In addition to the provincial regulatory requirements of the OEB, critical systems that support the North American Bulk Electric System are regulated by the North American Electric Reliability Critical Infrastructure Protection Standards. These two foundational frameworks establish strong security measures across all aspects of our operations. Hydro One continually adapts our strategy and roadmap to ensure the emerging risk and threat landscape is identified, considered and managed.
Artificial Intelligence
While the company does not develop artificial intelligence (AI) technologies, in recent years, Hydro One has adopted AI technologies for uses throughout various aspects of its operations. AI technologies have helped Hydro One by reducing repetitive manual operations, enabling knowledge transfer and providing general productivity gains. Hydro One introduced an AI-powered internal chatbot to streamline internal support and enhance customer service efficiency. By delivering instant, accurate responses and consolidating information from multiple sources, Customer Service Representatives can help customers faster, improving first-call resolution while boosting overall productivity. This initiative reflects Hydro One’s commitment to innovation, efficiency, and delivering exceptional customer experiences while establishing a strong foundation for broader AI adoption. While the use of AI technology at the company has grown, and the company is exposed to potential risks associated with its use governance, data residency and the ethical use of AI, Hydro One continues to make investments in monitoring its AI use. The company reported no material incidents related to its use of AI in 2025. The board is responsible for overseeing the company’s material cybersecurity, physical security, data privacy and information technology infrastructure, policies and programs, which include AI. The board is updated on a regular basis through a structured reporting cadence from management on AI technologies and AI-related matters. Hydro One’s existing internal frameworks around data privacy sufficiently cover the current scope and scale of potential employee use of public AI. Recognizing the growing strategic significance of AI-related risks, the board undertook a dedicated AI education session in 2025 as part of its continuing education program. In addition, several Board members participated in the 2025 Creative Destruction Lab’s Putting AI to Work program, a 12-month AI-readiness program designed specifically for corporate directors.
48 Hydro One Limited | 2026 Management Information Circular

Stakeholder Engagement
Hydro One works to understand the interests of and maintain and enhance long-term relationships with our analysts, investors, regulators, governments, creditors, employees, customers, suppliers, non-governmental organizations, partners and other stakeholders, and communities in which we operate. The board maintains a Corporate-Shareholder and Stakeholder Engagement Policy to promote open, effective and sustained dialogue with our shareholders and partners. This policy is consistent with the company’s Insider Trading Policy and the Corporate Disclosure Policy and with our obligations to provide fair disclosure and maintain effective disclosure controls and procedures.
The chair of the board and other independent directors meet with shareholders and investor groups throughout the year on a variety of issues both with, and independently from, management.
Independently, Hydro One’s management team conducts their global investor engagement through participation in conferences and execution of stakeholder meetings throughout the year. Ongoing stakeholder engagement, whether in a virtual, hybrid or in-person setting, remains a vital part of Hydro One’s engagement strategy and provides an open and effective dialogue between our analysts, shareholders, management and the board. Successfully executing the company’s engagement strategy to keep analysts and investors informed during the year was critical. Below is an overview of some of the key engagement events that the board and management participated in with shareholders in 2025.
In support of our capital program in 2025, we engaged directly with communities and municipalities and leveraged community investment to build trusting relationships with municipalities.
Sponsorships and partnerships are other avenues that allow Hydro One to amplify our voice and advocacy efforts and enhance our visibility among key stakeholders. In 2025, we engaged with stakeholders at sector conferences and events where we had the opportunity to address the sector and participate in meaningful discussions. In 2025, we participated in 71 events.
Engaging with customers, partners, stakeholders and Indigenous communities continues to be critical to addressing their evolving needs.
Throughout 2025, the company leveraged technology to engage with an even greater number of stakeholders and community members successfully and meaningfully. Below is a snapshot of how Hydro One engaged with some of our largest stakeholders in 2025:

Partnerships and sponsorship events occur year-round. The largest concentration occurs in Q4
Hydro One Limited | 2026 Management Information Circular 49

CORPORATE GOVERNANCE

Customers
•
Residential and Small Business Customer Satisfaction – Overall customer satisfaction (CSAT) among residential and small business customers remained high at 88% in 2025, consistent with 2024. This demonstrates that customers continue to be very satisfied with the service they receive from Hydro One.
•
Customer Service Innovation – Hydro One introduced an AI-powered chatbot to streamline internal support and enhance customer service efficiency. By delivering instant, accurate responses and consolidating information from multiple sources, Customer Service Representatives can help customers faster, improving first-call resolution while boosting overall productivity.
•
Customer Affordability Program – In 2025, Hydro One distributed over $2 million in Low-income Electricity Assistance Program (LEAP) funding to assist low-income customers. The team also delivered one on one affordability education to boost enrollment in programs like the Ontario Electricity Support Program (OESP), LEAP and enhanced Get Local visits for First Nations Communities. Hydro One continues to strengthen its Customer Assistance Program through proactive education and outreach with social and community-based organizations while advocating for vulnerable customers and those who may face greater challenges in the future.
•
myEnergy Rewards – In the spring of 2023, Hydro One launched myEnergy Rewards, a program that allows customers to enroll eligible smart home devices, such as smart thermostats, electric vehicles (EVs) and EV chargers, in exchange for receiving up to $200 in financial incentives for their participation in demand response events. This program empowers customers to help optimize Ontario’s electricity grid, reducing stress on the system during times of peak demand by lessening or shifting their electricity usage. By December 31, 2025, program enrolment was nearly 30,000 households, which together build a virtual power plant that can be used as a flexible resource to address local distribution system needs, while providing a great customer experience.

Large Customers
•
In 2025, a simplified customer survey was conducted as part of the Joint Rate Application (JRAP) for 2028-2032, to evaluate customer sentiment toward the proposed rate increases. The 2025 overall CSAT among commercial and industrial, large distribution and transmission connected customers remained relatively high, decreasing slightly from an overall 84-85% in the previous two years to 81%. With a response rate of less than 25% of large customers, the variation between categories and overall score did not see a significant change and indications are that there is relative stability in multi-year performance for the transmission and commercial and industrial customer segment. The steady trend and slight decline do indicate that in a transitional economy where customers are affected by cost increases and economic uncertainty, additional effort and ongoing adjustments need to be made to closely manage and respond to customer needs. This direction is reflected in the Hydro One Customer Strategy and efforts to build stronger relationships and partnerships with our large customers.
•
Capacity – Demand continues to rise across multiple sectors, particularly in greenhouse facilities and commercial EV charging infrastructure. This growth is concentrated in constrained areas of the province, where our team is increasingly engaged in developing and implementing solutions.
•
Power Quality – Increasing system loading combined with heightened sensitivity of customer equipment, are driving a rise in power quality concerns. Hydro One is taking a proactive, collaborative approach, working closely with internal stakeholders and customers to identify root causes and implement effective solutions.
•
Affordability – Macroeconomic pressures and rising electricity costs have impacted large customers. As a result, education and advocacy, driven by stronger, more collaborative customer relationships, became a top priority throughout 2025.
•
In 2025, we pursued our efforts with the Province to advance work with industrial partners. With trade impacts affecting the EV industry, project pace and timing are being adjusted for projects in St. Thomas (Volkswagen) and Alliston (Honda).
•
We continue to see an uptake in demand for both data centres and large warehouse depots. While customers are taking longer to decide on project viability, their interest did not diminish significantly in 2025 and the project sizes proposed continue to pose connection challenges. With the Province undertaking consultation on Bill 40, Protect

50 Hydro One Limited | 2026 Management Information Circular

Ontario by Securing Affordable Energy for Generations Act, 2025, it is expected that there will be more clarity on the connection process for large data centres.
•
In addition to traditional work to enable increased demand for load connections, in 2025 several large generation connections materialized to meet contractual obligations set out by the Independent Electricity System Operator (IESO). The connections announced for generation in both transmission and distribution systems are expected to exceed 4,000 megawatts in the short term, and the next phase of procurement, LT2 with 1315MV required, has been initiated by the IESO for 2030 needs. This will require Hydro One to invest time and resources to enable the successful applications for connection. In addition, AUX Energy Inc., an indirect wholly-owned subsidiary of Hydro One Limited, is offering its customers an array of affordable distributed energy resource solutions to improve energy affordability and resiliency. These include directly investing in solar generation, battery storage and EV charging infrastructure in order to help bring the overall cost of energy down for large energy customers, improve their resiliency and reduce their carbon footprint.

Hydro One Limited | 2026 Management Information Circular 51

CORPORATE GOVERNANCE

Communities
•
In 2025, Hydro One continued to power possibility across Ontario by investing in programs and partnerships that strengthen communities, create opportunities and are intended to build a brighter future.
•
Through collaboration and action, we work to make life better today while preparing for tomorrow – supporting local priorities such as investing in ice storm recovery efforts, advancing reconciliation through partnerships with Indigenous communities and amplifying impact through employee giving and volunteering.
•
Energizing Life Community Fund: In 2025, Hydro One awarded $25,000 grants to 28 Indigenous communities, municipalities and charities across Ontario, supporting a wide range of local priorities – such as reducing social isolation and improving access to healthy food, creating inclusive programs for individuals with developmental disabilities and preserving cultural and environmental heritage.
•
2025 Ice Storm Recovery Grant: In response to the severe ice storm that impacted communities across Ontario, Hydro One provided recovery grants to 50 Indigenous communities and municipalities to support emergency relief and rebuilding efforts.
•
Indigenous Partnerships: We partnered with Indigenous communities through scholarships for Indigenous students, community safety initiatives and cultural preservation programs in partnership with the Downie Wenjack Fund.
•
CNIB: Our partnership with CNIB supports safer mobility and greater independence for people living with sight loss. By strengthening training infrastructure at the CNIB Guide Dogs Canine Campus, this collaboration helps enable the training of up to 100 guide dogs each year. We’re proud to host the CNIB Guide Dog Graduation Ceremony each year on International Guide Dog Day, celebrating the powerful bond between guide dogs and their handlers.
•
BlackNorth Initiative: Our commitment to the BlackNorth Initiative is demonstrated through collaboration with our Black Employee Resource Circle (BERC) and by achieving our goal of directing 3% of donations and sponsorships to support Black-led organizations and initiatives.
•
ACT Foundation: We continued to support the ACT Foundation, bringing the total number of Ontario students trained in CPR and the use of automated external defibrillators to 165,000.
•
Coaches Association of Ontario: Our partnership with CAO strengthened sports leadership and accessibility across Ontario communities, collectively impacting more than 29,000 people through grants, training, resources and engagement initiatives.
•
Power to Give: In September 2025, we held the sixth annual Power to Give Month at Hydro One.
−
176 volunteer employee ambassadors hosted 119 events;
−
Together, we achieved our campaign goal, by raising over $2.61 million, including corporate matching, for causes selected by employees.
−
Employees tracked more than 11,000 volunteer hours throughout the year, supporting registered Canadian charities and not-for-profit organizations.

52 Hydro One Limited | 2026 Management Information Circular

•
Hydro One strives to ensure that communities benefit from the development of new major projects through strategic partnerships, which balance shareholder and community interests and serve as a cornerstone of Hydro One’s long-term commitment to the communities where it operates.
•
In addition to building partnerships, we employ a range of community engagement tools and forums to involve communities and stakeholders in our capital program. In 2025, through in-person and virtual open houses, community events, online forums, door-to-door outreach, targeted advertising and notifications, council presentations and one-on-one meetings, we facilitated more than 153,000 interactions with community members across Ontario in support of major capital projects. These efforts enabled meaningful, direct dialogue with more than 6,600 stakeholders in support of our work.
•
Together, these initiatives reflect Hydro One’s commitment to energizing life across Ontario. As we look ahead to 2026 and beyond, we will continue to invest in partnerships and programs that seek to create opportunities, strengthen communities and build a sustainable future for all.

Indigenous Peoples
•
We continued to implement our corporate Indigenous Relations Policy to guide our efforts to be a trusted partner to Indigenous communities and support meaningful economic reconciliation.
•
To improve reliability and ensure adequate power to support community development, Hydro One has invested in expanding three-phase power distribution infrastructure to additional First Nation communities. These investments will enable the development of critical First Nation community infrastructure such as housing, water and wastewater treatment, and other essential facilities.
•
We continued our journey to meaningful partnerships and economic reconciliation with Indigenous communities through the ongoing implementation of the First Nations Equity Partnership model across our growing portfolio of transmission line projects. The model helps ensure collaboration on project development and offers 50% equity in all new transmission line projects (exceeding $100 million in value) to proximate First Nations. In 2025, we commenced construction of the St. Clair Transmission Line and construction continued on the Waasigan Transmission Line, which represent the next two projects to advance through the model.
•
In 2026, we completed the final buy-ins for the first 50% First Nation equity investment on the Chatham x Lakeshore Transmission Line.
•
Hydro One remains committed to increasing our Indigenous spend to 5% of all our sourceable procurement by 2026.
•
As part of our community investment program, we are committed to ensuring that 20% of our corporate donations and sponsorships support Indigenous communities.

Public Disclosure of Governance Materials
We are committed to keeping our shareholders apprised of our corporate governance practices. The mandates for the board and each of its committees and other important governance-related materials, including our corporate governance guidelines and policies, are available in the corporate governance section of our website at: https://www.hydroone.com/about/corporate-information/governance.

.
Hydro One Limited | 2026 Management Information Circular 53

CORPORATE GOVERNANCE

Internal Controls and Management Information Systems
The board oversees the integrity and effectiveness of our management information systems and internal controls, and approves our Corporate Disclosure Policy. This oversight is carried out primarily by the Audit Committee, which oversees our financial reporting and management’s processes for evaluating and certifying the design and effectiveness of internal controls over financial reporting and disclosure controls and procedures. The Audit Committee meets separately with the CFRO, the head of internal audit and the external auditors without management present. The Audit Committee receives regular reports from management and the internal audit department on our internal controls and any significant deficiencies in controls. While the HRC has oversight responsibilities for Hydro One’s Code of Business Conduct and Whistleblower Policy, the Audit Committee is notified of any complaints about accounting or auditing matters.
Committee Reports
Below is a description of the mandate and membership of each committee, as well as the accomplishments and highlights of each committee for 2025.

Audit Committee:
Committee Members: Helga Reidel (Chair) David Hay Stacey Mowbray Mitch Panciuk The committee met in camera without management at each of its meetings.
Committee Membership: The Audit Committee must consist of at least three directors, all of whom must be independent and “financially literate” (within the meaning of applicable requirements or guidelines for audit committee service under securities laws or the rules of any applicable stock exchange, including National Instrument 52-110 – Audit Committees).
At least one member of the Audit Committee must qualify as an “audit committee financial expert” as defined by the applicable rules of the United States Securities and Exchange Commission. Each member of the audit committee qualifies as an audit committee financial expert.
Duties and Responsibilities include overseeing:
•
the external audit process and the independence, qualification, appointment, performance and compensation of the external auditors;
•
the internal audit, accounting, accounting controls and finance processes, including the work and performance of the internal finance, accounting and audit functions;
•
the integrity of the company’s financial statements and financial reporting processes, including the audit process and the company’s internal control over financial reporting and disclosure controls and procedures;
•
the company’s compliance with the applicable legal and regulatory requirements relating to accounting, auditing and internal control matters, including the procedures for managing the key risks associated with and any complaints relating to accounting, internal accounting controls or auditing matters; and
•
the adequacy and quality of the company’s cyber security and information technology systems, policies and programs.

54 Hydro One Limited | 2026 Management Information Circular

Audit Committee: (continued)

2025 Accomplishments and Highlights include:
•
Reviewed:
–
the external auditors’ report on interim and annual financial statements;
–
the annual assessment and evaluation of the external auditors;
–
internal audit and financial control assurance quarterly reports;
–
IT technology delivery and cyber security update reports;
–
financing and tax updates;
–
enterprise risk management updates;
–
the company’s insurance program;
–
the Corporate Disclosure Policy and compliance report;
–
reports on risks related to the committee’s mandate, including technology project delivery, cybersecurity, and supply chain risks;
–
Internal Audit Charter; and
–
the annual business expense report for the President and CEO and their direct reports.
•
Reviewed and approved:
–
Policy for Hiring Employees and Former Employees of the External Auditor;
–
Delegation and Exercise of Authority Policy;
–
the internal auditor’s annual audit plan;
–
KPMG audit and non-audit fees and services; and
–
the 2026 audit committee work plan.
•
Reviewed and recommended to the board for approval:
–
the appointment of the external auditor;
–
the quarterly and annual financial statements and the disclosure contained in management’s discussion and analysis;
–
the 2024 annual report;
–
annual information form and form 40-F disclosure of aggregate fees billed by KPMG LLP; and
–
renewal of medium-term note program shelf prospectus, Hydro One Limited universal base shelf prospectus, and Hydro One Holdings Limited US debt shelf prospectus.
Recognizing the importance of independent dialogue, the Audit Committee meets with the head of the company’s internal audit function and the external auditors in separate in camera executive sessions during each of its quarterly meetings to discuss any matters that the Audit Committee or any of these groups believes should be discussed. The Audit Committee also met in camera with the CFRO during each of its quarterly meetings.

Hydro One Limited | 2026 Management Information Circular 55

CORPORATE GOVERNANCE

Human Resources Committee:
Committee Members: Stacey Mowbray (Chair) Mark Podlasly Helga Reidel The committee met in camera without management present at each of its meetings.
Committee Membership: The HRC must consist of at least three directors, all of whom must be independent.
Duties and Responsibilities include overseeing:
•
the effectiveness of the company’s human capital and human resources strategy, policies, programs and procedures;
•
equity, diversity and inclusion strategy, policies and practices;
•
labour relations strategy;
•
compensation policies, programs and plans of the company designed to attract, retain and develop executives and employees with the skills and expertise needed for the company to carry out its strategies, business and operations, including retaining external consultants and advisors to receive independent and objective advice on these policies, programs and plans;
•
compensation of the President and CEO and the Designated Employees;
•
matters relating to succession planning of the company’s President and CEO and the Designated Employees; and
•
the company’s policies and programs to promote a culture of integrity and responsible stewardship, including through its oversight of the Code of Business Conduct and the Whistleblower Policy, and related practices and procedures.

2025 Accomplishments and Highlights include:
•
Reviewed:
–
trends in executive compensation;
–
compensation consultant assessment;
–
updates on reward matters;
–
enterprise risk management updates;
–
updates on the company’s People Strategy including effectiveness metrics;
–
updates on talent management and succession planning;
–
updates on labour matters;
–
workforce planning updates;
–
updates on diversity and inclusion matters;
–
quarterly Code of Business Conduct and Ethics Office updates and Whistleblower Policy updates;
–
President and CEO year-end performance assessment process;
–
2025 individual performance scorecards for the Designated Employees;
–
executive share ownership holdings against requirements;
–
employee engagement survey results;
–
performance reports for both the defined benefit pension plan (DBPP) and defined contribution pension plan (DCPP);
–
the 2025 HRC work plan; and
–
compensation discussion and analysis section of the 2025 management information circular.
•
Reviewed and approved:
– 2024 short-term incentive plan (STIP) individual performance multiplier for management, and non-represented employees and Designated Employees;
–
2024 Defined Benefit Pension Plan (DBPP) and DCPP year-end financial statements, DBPP investment and funding objectives, statement of investment policies and procedures and asset mix recommendation, and Funding Policy;

56 Hydro One Limited | 2026 Management Information Circular

Human Resources Committee:

– 2025 compensation for Designated Employees;
–
the 2026 HRC work plan;
–
2026 peer group;
–
EVP compensation structure;
–
amendments to the Hydro One Supplemental Defined Contribution Plan;
–
labour matters; and
–
2024 STIP individual performance multiplier for Designated Employees.
•
Reviewed and recommended to the board for approval:
–
the President and CEO succession plan;
–
2024 STIP corporate scorecard performance multiplier;
–
2025 Power Workers’ Union and Society of United Professionals share grants;
–
2025 STIP Team Scorecard;
–
2025 long-term term incentive plan (LTIP) measures and targets;
–
2025 LTIP grants including the Designated Employees and the President and CEO;
–
2025 LTIP grants for Designated Employees;
–
President and CEO Performance against Individual Scorecard;
–
2026 STIP scorecard & LTIP measures;
–
2026 management merit budget;
–
Compensation Recoupment Policy;
–
changes to STIP and LTIP design; and
–
Executive Share Ownership Guidelines and Anti-Hedging Policy.

Governance and Regulatory Committee:
Committee Members: Susan Wolburgh Jenah (Chair) Brian Vaasjo Michael Rencheck The committee met in camera without management at each of its meetings.
Committee Membership: The GRC must consist of at least three directors, all of whom must be independent.
Duties and Responsibilities include overseeing:
•
the board’s approach to corporate governance generally, including its standards, practices, policies and procedures;
•
the company’s relationship with the Province under the Governance Agreement, including overseeing the composition of the board and the processes for identifying and nominating directors to the board as set out in the Governance Agreement;
•
director orientation and continuing education programs and practices, the board performance and evaluation process and chair of the board and committee chair succession;
•
recommendations to the board, director compensation and director protection programs, including material changes to directors’ and officers’ insurance and indemnification;
•
regulatory matters and public policy initiatives impacting the company and the company’s relationship with regulators, including the OEB;
•
the company’s corporate affairs strategy and activities; and
•
the relationship between the board and the company’s independent Ombudsman.

Hydro One Limited | 2026 Management Information Circular 57

CORPORATE GOVERNANCE

Governance and Regulatory Committee: (continued)

2025 Accomplishments and Highlights include:
•
Reviewed:
–
director nomination process;
–
reports on external director positions held by directors;
–
reports on risks related to the committee’s mandate;
–
enterprise risk management updates;
–
quarterly reports from the company’s Ombudsman;
–
annual report from the company’s Ombudsman;
–
quarterly regulatory affairs and corporate affairs updates;
–
the 2025 GRC work plan;
–
the 2024 directors’ expenses;
–
Corporate Governance Guidelines;
–
Executive Share Ownership Guidelines and Anti-Hedging Policy;
–
updates on directors recruitment, onboarding and orientation;
–
board education list;
–
stakeholder engagement; and
–
overview of the 2025 ISS and Glass Lewis proxy advisory reports.

•
Reviewed and approved:
–
2025 scorecard for the company’s Ombudsman;
–
Ombudsman’s 2026 budget;
–
2025 board evaluation process;
–
board evaluation results;
–
2026 GRC work plan; and
–
director nominations for 2025.
•
Reviewed and recommended to the board for approval:
–
the company’s Ombudsman’s performance and compensation;
–
Ombudsman’s mandate and terms of reference;
–
date of annual meeting of shareholders, the record date and notice-and-access;
–
Corporate Governance section of the 2025 management information circular;
–
2026 board work plan;
–
the board effectiveness action plan;
–
change in directors’ compensation;
–
the committee membership structure;
–
Board Diversity Policy;
–
Skills Matrix; and
–
Director Orientation and Continuing Education Program.

58 Hydro One Limited | 2026 Management Information Circular

Indigenous Peoples, Safety & Operations Committee:
Committee Members: Brian Vaasjo (Chair) David Hay Mitch Panciuk Mark Podlasly Susan Wolburgh Jenah The committee met in camera without management at each of its meetings.
Committee Membership: The IPSO Committee must consist of at least three directors, all of whom must be independent.
Duties and Responsibilities include overseeing:
•
the environmental strategies, policies and programs of the company;
•
ensuring the maintenance of effective public and occupational safety strategies and programs consistent with the company’s priority to be the safest utility;
•
the company’s approach, framework and programs and policies for partnerships, accommodation and other significant relationships and engagement with Indigenous Peoples communities;
•
the company’s approach to enriching the customer experience; and
•
significant or strategic operational activities of the company, including major capital projects/programs and strategic or long-term investments.
2025 Accomplishments and Highlights include:
•
Reviewed:
–
quarterly reports on Indigenous relations, public and occupational health and safety, reliability, the company’s work program, productivity, personnel and physical security;
–
quarterly reports on operations and major projects;
–
quarterly report on internal audit matters;
–
capital portfolio health and distribution work program and operations updates;
–
enterprise risk management updates;
–
environmental operations and risk management;
–
the 2025 IPSO Committee work plan;
–
reports on emerging risks related to the company’s operations;
–
IPSO Policies (Health & Safety, Public Safety, Indigenous Relations, and Environmental Policy);
–
a report on the ice storm of 2025; and
–
Safety Plan 2026-2030.
•
Reviewed and approved:
–
the 2026 IPSO Committee work plan.
•
Reviewed and recommended to the board for approval:
–
work program business cases;
–
Statement Against Modern Slavery; and
–
2026-2032 Asset Investment Plan.

Hydro One Limited | 2026 Management Information Circular 59

3 Executive Compensation

60 Hydro One Limited | 2026 Management Information Circular

I – Letter to Shareholders
Dear fellow Shareholders,
On behalf of Hydro One’s Human Resources Committee (Human Resources Committee or HRC) and the board of directors (the board), I am pleased to share our report on executive compensation.
Hydro One’s executive compensation program is designed to support our corporate vision and strategy. Our executive compensation is delivered through a mix of fixed and variable pay set in reference to market best practices. We introduced several updates in 2023 to further align the executive compensation program with our strategy and compensation philosophy, including the re-introduction of equity-based pay, a refreshed compensation peer group, and a focus on at-risk pay for our executives. We will continue to review our programs regularly and introduce changes as required to maintain alignment with our corporate strategies in support of all stakeholders’ expectations. Detailed information about these updates is provided in the following Compensation Discussion and Analysis (CD&A) section.
On behalf of the board, and with our compensation guiding principles in mind, the HRC oversees and assesses our compensation program, including payouts for the executive team, while working to continuously improve our practices and standards. We work to align pay with shareholder interests, while recognizing our unique stakeholder dynamics.
Our Approach to Executive Compensation
Ontario's long-term demand for electricity is increasing, as is the investment required to strengthen the electricity system. In 2025, Bill 40 – the Protect Ontario by Securing Affordable Energy for Generations Act, 2025 (the Act) came into effect, shaping Hydro One’s operations and long-term growth prospects. The Act will drive significant expansion in transmission lines and station construction, and require active engagement with our industry partners and the government on future competitive procurement decisions. These evolving market conditions reinforce our focus on attracting and retaining talent with the skills needed to deliver this unprecedented level of system build-out.
Our compensation program is designed with a long-term focus to support these strategic imperatives, drive growth, and deliver value for customers and shareholders. The HRC believes the program effectively balances stakeholder interests while maintaining our commitment to provide safe and reliable energy. We work to ensure fair compensation for our executives reflecting the size, scope, impact and complexity of our business. The majority of executive compensation is at-risk and performance-based, aligning rewards with both the short- and long-term outcomes important to our sustained success. As part of our compensation governance framework, we also conduct a comprehensive, independent risk assessment of our compensation program every two years. The most recent review conducted by WTW did not find significant risks arising from Hydro One’s compensation policies and practices that are likely to have a material adverse effect on the company. Results are provided on page 67 of this report.
In addition, it is noteworthy that compensation paid to the President and CEO and Executive Leadership Team (ELT) is funded entirely from the company’s earnings, and is not recovered through rates or paid by customers.
The HRC continues to monitor market trends to ensure the organization responds to all stakeholder needs with prudent and pragmatic approaches to compensation and governance.
Hydro One Limited | 2026 Management Information Circular 61

EXECUTIVE COMPENSATION

Named Executive Officers (NEOs) and 2026 President and CEO Transition
The NEOs for 2025 are as follows:

Name	Title
David Lebeter	President and Chief Executive Officer (President and CEO)
Harry Taylor	Executive Vice President (EVP), Chief Financial and Regulatory Officer
Megan Telford	Chief Operating Officer
Renée McKenzie	EVP, Digital and Technology Solutions
Teri French	EVP, Safety, Operations and Customer Experience

Mr. Taylor, in addition to his responsibilities as Chief Financial and Regulatory Officer, served as interim President and Chief Executive Officer during Mr. Lebeter’s personal leave, ensuring leadership continuity.
On February 26, 2026, we announced that David Lebeter will retire from his role as President and CEO, effective June 9, 2026, and will remain as a special advisor with the company until October 10, 2026. The board also announced Megan Telford’s appointment as President and CEO, effective June 9, 2026.
Ms. Telford’s appointment represents the result of a comprehensive and carefully considered succession planning process undertaken by the board with the support of a professional external advisor.
President and CEO Compensation
Mr. Lebeter’s compensation is set with reference to our competitive talent market and compensation peer group. Consistent with our compensation philosophy, a significant portion of pay is at-risk and performance-based. In 2025, our target compensation for the President and CEO delivered 80% of total direct compensation in performance-based pay compared to 78% in 2024 and 75% in 2023.
2025 Performance
Our employees continued to deliver strong results in 2025 with robust safety, reliability, productivity and financial results. We did not make changes to our scorecard design in 2025. The corporate performance measures in our short- and long-term incentive plans are directly aligned with our strategy, and we continue to live our core value of putting safety first in everything we do.

As shown on the right, over the past five years, we have delivered returns of approximately 122% compared to 36% for the TSX Capped Utilities Index and 111% for the broader TSX Composite Index. This performance reflects the successful execution of our balanced strategy to deliver value to all stakeholders.

Throughout 2025, Hydro One delivered on several key strategic priorities:

Safety – Our safety results were strong in 2025 with zero High-Energy Serious Injury and Fatality incidents per 200,000 hours. This is the first time in two years that we have achieved this. Safety is our top core value and we work to continuously improve and strive for best-in-class safety performance.

Productivity and Net Income – Hydro One continued its strong productivity and financial performance by exceeding targets across both measures. Productivity savings for 2025 were $254 million and net income to shareholders was $1,339 million. Over the past three years, we delivered average earnings per share of $1.99.
Growing the Capital Work Program – Hydro One continually focuses on effectively delivering the capital work program, expanding new facilities and reinvesting in Hydro One’s existing infrastructure. Hydro One delivered capital investments of $3.4 billion and in-service additions of $2.9 billion in 2025.
62 Hydro One Limited | 2026 Management Information Circular

Environmental, Social and Governance – Hydro One continues to pursue key sustainability initiatives across the organization. We continue to invest in Canada, spending $2.78 billion in support of Canadian companies. We have increased our Indigenous procurement sourceable spend to 7.1%. We saw an increase in our women executives to 46%. In 2025, we issued $2.7 billion of green bonds under the Sustainable Financing Framework.
Partnerships – We continue to secure strategic growth opportunities, and in 2025 we were awarded two new transmission lines, the only new lines designated by the Province of Ontario in 2025. Hydro One also spends 91% of its investment dollars with Canadian suppliers, including a recent agreement with Northern Transformers Corporation.
Talent Management – Hydro One was recognized again as one of Canada’s Best Employers for 2025 by Forbes and Statista. Talent is a critical enabler to our strategic priorities and we continue to invest in our leaders to meet the evolving demands of Ontario’s energy sector. We also secured two new collective agreements with our two largest unions, the Power Workers’ Union (PWU) and the Society of United Professionals.
Incentive Plan Results
Based on performance achievements defined in the 2025 corporate scorecard, the board approved an annual STIP payout of 125.50% of target. A full description of the 2025 corporate scorecard performance measures and results are provided under the Short-term Incentive Decisions section starting on page 76.
No adjustments were made to the 2025 STIP from the performance measures and targets established at the beginning of the performance period.
New in 2026
As Hydro One grows, attracting and retaining top talent is critical to executing our strategy and delivering value to shareholders. We are implementing changes to our executive compensation program in 2026 in order to remain competitive in the market and strengthen retention. These changes include updates to our STIP scorecard, including how we measure our success in meeting our customers’ expectations and increasing our STIP maximum payout opportunity. There will be no changes to our LTIP measures in 2026; however, we are updating our performance period for Performance Share Units (PSUs) from four years to three years and changing our LTIP mix for the President and CEO and EVPs to include Restricted Share Units (RSUs). Please see “New in 2026” on page 72 for more information.
Hydro One Limited | 2026 Management Information Circular 63

EXECUTIVE COMPENSATION

Say on Pay
In accordance with Hydro One’s corporate governance guidelines, the company will hold an advisory vote on the approach to executive compensation (say on pay). The purpose of a say on pay vote is to obtain shareholder input on executive compensation at each annual meeting. Please refer to further details on page 5.
2025 Say on Pay voting results 98.98% For Vote
The HRC and the board remain committed to open and transparent communication about our executive compensation program. We trust this CD&A provides you with clear and relevant information that allows you to understand and evaluate our executive compensation program and practices, and to cast an informed say on pay vote at the upcoming annual meeting of shareholders. We welcome your comments and questions and invite you to submit them by email, c/o the Corporate Secretary at corporatesecretary@HydroOne.com.

Sincerely,

Stacey Mowbray Chair of the Human Resources Committee
64 Hydro One Limited | 2026 Management Information Circular

II – Compensation
Discussion and Analysis
This CD&A provides information regarding the company’s 2025 compensation approach. Unless the context otherwise requires, references in the CD&A to the company and Hydro One refer to Hydro One Limited and its subsidiaries and references to executive(s) refer to employees of the company who hold a VP role and above, which includes the NEOs.
A. Compensation Philosophy and Practices
i. Compensation Guiding Principles
This section provides an overview of the executive compensation philosophy, practices and policies that were in place during the year.
2025 Executive Compensation Philosophy
Hydro One’s executive compensation program provides total compensation opportunities designed to attract, retain, motivate and reward executives with the calibre of talent and skills necessary to deliver on Hydro One’s corporate strategy, balance stakeholder interests, grow its business and increase shareholder value. The following table outlines the principles confirmed by the board and used to inform our compensation decisions:

Principle	Objective
Performance- oriented
To provide pay-for-perfomance and align performance objectives to strategy and core values over both the short- and long-term horizons to reinforce our strategic business objectives and a performance-oriented culture

Long-term focus	To reward sustainable growth that supports long-term value creation for shareholders and customers
Market competitive	To attract and retain high-performing employees with market-aligned compensation
Individual accountability	To foster a culture of individual ownership and accountability, while encouraging teamwork
Balanced approach to risk	To support an appropriate level of risk-taking that balances short- and long-term company objectives
Shared responsibility	To require employees to share the risks and responsibilities for their current and future needs
Simple and integrated	To provide programs that are simple to understand and administer and communicate the integrated value of monetary and non-monetary rewards

ii. 2025 Compensation Practices at a Glance
The table below highlights the executive compensation practices we have implemented to drive performance and achieve shareholder value.

What Hydro One Does
Pay-for-performance/pay-at-risk (see pages 62, 63, 75 and 76)
Reward achievement based on predetermined objectives (see pages 75 to 83)
Performance-based vesting
Option to defer STIP payments into a DSU to incentivize ownership
Align pay to shareholder returns (see page 62)

Hydro One Limited | 2026 Management Information Circular 65

EXECUTIVE COMPENSATION

What Hydro One Does
Caps on incentive payouts (see pages 75 and 82)
Independent compensation advice (see pages 66 and 67)
Benchmarking (see pages 71 and 72)
Share ownership requirements including post-retirement holding requirements (see pages 68 and 69)
Forfeiture and clawbacks (see page 68)
Incentive Compensation Adjustments – Principles and Practices establish specific conditions under which the board may apply discretion (see page 68)
Fixed limits on the number of shares that can be issued under the equity plans (see pages 91 and 94)
What Hydro One Does Not Do
No hedging (see page 67)
No loans to executives
No reloading of Options or evergreen Option plan limits
No repricing of Stock Options
No single trigger change in control provisions (see pages 88 to 90)

B. Compensation Governance
i. Human Resources Committee
The HRC is responsible for approving and making recommendations to the board for our compensation plans. This includes ensuring our compensation program aligns with our pay-for-performance philosophy and the company’s strategic objectives. All HRC members have gained relevant experience in human resources and compensation by serving as an executive officer (or equivalent) of a major organization and/or through prior service on the human resources committee of a stock exchange-listed company or otherwise, and through ongoing board of directors and committee education sessions. HRC members have a wide array of talent management responsibilities as per the broad mandate of the HRC. The following are specific areas of experience and expertise related to total rewards:
•	human resources experience (experience with benefit, pension and compensation programs, particularly executive compensation);
•	risk management experience (knowledge and experience with internal risk controls, risk assessments and reporting as it pertains to executive compensation); and
•	executive leadership experience (experience as a senior executive/officer of a publicly listed company or major organization).
Please refer to the biographies of our HRC members starting on page 16 and details of their additional skills and experience described on page 22. For an overview of the HRC’s mandate, accomplishments and highlights for 2025, please see pages 56 and 57.
ii. Compensation Advisors
The HRC engages with independent, external consultants for advice and consultation on executive compensation matters. Since October 2018, Mercer (Canada) Limited (Mercer) has served as the independent consultant to the HRC, providing data and advice to assist the committee in carrying out its mandate. Mercer provides independent compensation advice and counsel to the Committee on meeting content, management’s recommendations, compensation and governance trends, and other matters as requested. In addition, Mercer provides analysis, benchmarking and support to the Committee in developing compensation recommendations for the CEO.
66 Hydro One Limited | 2026 Management Information Circular

Mercer also meets with the HRC chair and attends relevant portions of the HRC meetings at the Committee’s request to provide independent perspective and respond to any questions. The HRC acts in Hydro One and its stakeholders’ best interests. The Committee uses its own judgment when making decisions, and is not bound by the input, advice or recommendations provided by the external consultants.
Aggregate compensation advisor fees (rounded and including taxes) paid to Mercer for executive compensation or related services provided to the HRC during 2025 and 2024 are as follows:

Compensation Advisor	Professional Service Fees (CAD)
	Year	Executive Compensation- Related Fees ($)	All Other Fees(1) ($)
Mercer (Canada) Limited	2025	71,028	60,415
	2024	72,631	N/A

Note:
1.
In 2025, Mercer provided specific market compensation benchmarking analysis in the form of a custom compensation survey directed by the Ontario Energy Board (OEB) for purposes of our joint (distribution and transmission) rate application filing before the OEB. This analysis is not related to executive compensation. While the HRC is not required to approve work related to the OEB benchmarking study prior to completion, the work is completed by a separate Mercer consultant distinct from the one providing advice to the HRC. No fees other than for executive compensation or related matters were charged by the independent consultant in either 2024 or 2025 for work requested by the HRC or board.

iii. Risk Management Process
Hydro One’s executive compensation program is structured to provide an appropriate balance of risk and reward consistent with the company’s risk profile and to ensure that compensation practices do not encourage excessive risk-taking by executives. Such risk mitigation measures include the compensation practices outlined below. Hydro One’s compensation practices are reviewed annually by the HRC and a more detailed review is completed every other year as part of the HRC’s risk assessment process.
The most recent review was completed in 2025 by WTW, management’s independent compensation advisor, to ensure our pay practices align with the company’s strategic plans, risk profile and risk management principles. Following the 2025 review, WTW did not find any significant risks arising from Hydro One’s compensation policies and practices that are likely to have a material adverse effect on the company, and did not find any elements in our pay philosophy or policies that were likely to encourage excessively risky behaviours.
iv. Compensation Practices that Mitigate Risk

Practice	Description
Anti-Hedging
Executives are prohibited from engaging in transactions that are designed to hedge, offset or otherwise reduce or limit their economic risk, including with respect to a decrease in market value of equity securities of the company granted as compensation, or held, directly or indirectly, by such individuals, or from otherwise undermining their alignment with shareholder interests.
Prohibited transactions include hedging strategies, equity monetization transactions, transactions using short sales, put options, call options, exchange contracts, derivatives and other types of financial instruments (including, but not limited to, prepaid variable forward contracts, equity swaps, collars and exchange funds), and the pledging or granting of any other security interest in equity securities of the company as security for any loan where recourse is limited to the pledged security.

Trading Restrictions	Executives, directors and employees are prohibited from trading Hydro One securities during our trading blackout period, and at any other time when they possess undisclosed material information.

Hydro One Limited | 2026 Management Information Circular 67

EXECUTIVE COMPENSATION

Practice	Description
Forfeiture and Clawbacks
Executives may be required to forfeit outstanding incentive awards and repay incentive compensation that has already been paid if, among other things, there is wrongdoing, misconduct, a material misstatement of Hydro One’s financial results, an error in any financial or operating measure used to determine incentive compensation amounts, or as may be required by applicable laws, stock exchange rules or other regulatory requirements. This applies to cash bonuses, Options, PSUs, RSUs, other equity-based compensation and performance cash-settled LTIP awards, whether vested or unvested, including those which have been paid or settled.
Hydro One’s clawback policy (Recoupment Policy) complies with the requirements of the Securities Exchange Act of 1934 and the listing standards of the New York Stock Exchange. In the event of an accounting restatement and except in very narrow circumstances, Hydro One will be required to recover certain incentive-based compensation paid to certain executive officers on or after October 2, 2023 to the extent such incentive-based compensation was paid on the basis of financial results in respect of any of Hydro One’s three most recently completed fiscal years preceding the restatement.
The Recoupment Policy continues to apply in all other cases and applies to a broader group of employees of Hydro One and its subsidiaries. In addition, the broader clawback policy: (i) permits the board to exercise its discretion in determining whether to recoup the incentive compensation; (ii) applies to a wider range of compensation and circumstances; and (iii) only recoups the after-tax amounts. In the event that both the Recoupment Policy and the pre-existing clawback policy apply, amounts recovered under one policy shall be credited to the amount that is subject to recovery under the other policy, such that there should not be any duplicative recovery.

Incentive Compensation Adjustments – Principles and Practices
Hydro One sets targets that are challenging, yet fair, and considers our strategy and business plan without encouraging excessive risk-taking. However, exceptional circumstances outside of management’s control may occur.
The HRC has established principles and practices for incentive compensation adjustments. The purpose of these principles and practices is to provide clarity on the circumstances and process for considering any such exceptions.
No such adjustments occurred in 2025.

Share Ownership Guidelines
We require our executives to own Hydro One shares so they have a vested interest in our future success and align their interests with Hydro One’s shareholders. Our share ownership guidelines are based on the level or position of the employee. Our executives can count directly-owned shares or beneficial ownership of the company’s common shares (the management Employee Share Ownership Plan, personal holdings and vested shares), management DSUs, RSUs and 50% of PSUs toward their ownership guidelines.

Individuals have until the fifth anniversary of the later of their start date, promotion to a level with a higher share ownership requirement, or the date they became subject to the guidelines to meet their applicable share ownership requirement. If an executive has not met their requirement by the compliance deadline, they must receive some or all their STIP award in management DSUs and/or apply at least 25% of the net after-tax benefit realized by the settlement of any LTIP award to purchase Hydro One common shares.
Annually, the HRC reviews compliance of our executives with our share ownership guidelines.

The share ownership requirements as a multiple of annual base salary are set forth below:
	President and CEO	5x
	EVP or equivalent	3x
	SVP or equivalent	2x
	VP or equivalent	1x
Post-retirement Equity Commitment	Our executives must generally maintain their ownership level as of the date of retirement for 24 months (in the case of the President and CEO) or 12 months (in the case of other executives).

68 Hydro One Limited | 2026 Management Information Circular

The following table shows the status of each NEO’s compliance with the share ownership requirements, using their base salaries in place, as at December 31, 2025. All current NEOs have met or are on track to meet the requirements.

	Share Ownership Requirement		Value of Holdings ($)					Compliance Status Share Ownership Guidelines
NEO	Multiple of Salary	Value ($)	Common Shares(1)	RSUs(1)	50% of PSUs(1)	DSUs(1),(2)	Total Value of Holdings ($)	Ownership Level as Multiple of Salary	Compliance Deadline
David Lebeter	5.0x	3,800,000	380,999	0	3,535,160	789,884	4,706,043	6.2x	Met
Harry Taylor	3.0x	1,474,875	46,949	0	939,975	0	986,924	2.0x	June 10, 2029
Megan Telford	3.0x	1,505,925	270,535	0	1,493,471	61,568	1,825,573	3.6x	Met
Renée McKenzie	3.0x	1,319,625	40,123	0	736,597	0	776,720	1.8x	March 25, 2029
Teri French	3.0x	1,123,500	122,931	0	801,150	270,838	1,194,918	3.2x	Met

Notes:
1.
Under the Share Ownership Guidelines, the value of the executive’s holdings is based on the higher of: (1) the acquisition/grant price per share of the common shares on date of grant or purchase, and (2) the share price on December 31, 2025.

2.	DSUs do not include management DSUs granted in 2026 in respect of the 2025 STIP.
v. Environmental, Social and Governance
At Hydro One, we are committed to transmitting and distributing electricity in a safe and environmentally and socially responsible manner to meet the needs of customers across Ontario. We understand that for our long-term performance and viability, we need to embed sustainability into all aspects of our business. Please refer to further details starting on page 39.
Given the importance of sustainability to Hydro One, we have incorporated specific ESG-related measures directly into our short- and long-term incentive plans. These include a sustainability index in our STIP and a greenhouse gas (GHG) emissions reduction target measure in our LTIP. Please refer to further details on pages 76 and 82. In addition, the NEOs have specific ESG-related measures incorporated into their individual goals depending on the scope of their responsibilities.
Hydro One is evolving our sustainability strategy in 2026 by focusing on what matters most and creates the greatest value to our business, stakeholders, customers, Indigenous communities and community partners. As we refresh the strategy, we will continue to execute on the sustainability priorities embedded in our corporate strategy.
C. Executive Compensation Decision-making Process
Hydro One’s compensation decision-making process involves management, the HRC, independent compensation advisors and the board for final approval. Outlined below is a general overview of the process the company has followed in determining compensation.
To promote robust compensation decision-making and analysis of recommendations, and to ensure our diverse stakeholders are considered, management recommendations are brought forward at an initial HRC meeting and then reviewed and recommended to the board for approval at a subsequent meeting. By having discussion and approvals conducted at separate meetings, we believe we can develop thoughtful solutions that consider the impacts of such decisions on all our stakeholders. If appropriate, additional analysis may be requested by the HRC or the board.
Hydro One’s management team, the HRC, the board and our independent compensation advisors all play a key role in determining compensation for the company’s executives and in managing compensation risk.
In recent years, the HRC has made recommendations to the board related to our compensation program to advance our pay-for-performance culture and drive an increase in at-risk pay, further aligning executive incentives with the long-term success of the company. The HRC will continue to refine the program over time to ensure that it continues to be aligned with the company’s strategy and long-term objectives.
Hydro One Limited | 2026 Management Information Circular 69

EXECUTIVE COMPENSATION

The table below summarizes the company’s compensation decision-making process.

	Management	Human Resources Committee	Independent Compensation Advisors	Board
Design of Compensation Program and Principles	Designs and recommends compensation program and principles to the HRC	Reviews and, where appropriate, revises and recommends the compensation program and principles to the board for approval	Provides input based on best practice to the HRC	Approves compensation program and principles including any material changes
Choice of Performance Measures and Annual Targets	Develops annual company objectives aligned with the strategy and incentive plan performance measures, including weighting and targets	Reviews and, where appropriate, revises and recommends the incentive plan performance measures and targets to the board for approval	Provides input to the HRC based on market practice	Approves performance measures and targets
Set Targets for Executive Compensation	Develops and recommends to the HRC target compensation and variable pay for executives	Recommends the President and CEO’s target compensation to the board for approval Reviews and approves target compensation for ELT direct reports to the President and CEO	Assists the HRC in reviewing target compensation	Approves the President and CEO’s target compensation
Assess Company Performance	Recommends corporate performance results to the HRC supported by an independent audit	Reviews and, where appropriate, adjusts corporate performance results and recommends to the board for approval	Supports the HRC in reviewing performance results and identifies areas where adjustments should be considered	Approves the performance results
Assess Individual Performance	The President and CEO assesses performance of direct reports and recommends compensation decisions to the HRC	Assesses the President and CEO’s performance and recommends same to the board Reviews and approves performance of the President and CEO’s ELT direct reports		Approves the President and CEO’s performance results
Award Compensation	The President and CEO recommends compensation for the President and CEO’s ELT direct reports	Recommends the President and CEO’s compensation to the board for approval Reviews, finalizes and approves compensation for the President and CEO’s ELT direct reports	Provides analysis to support compensation decision-making where applicable	Approves compensation for the President and CEO

70 Hydro One Limited | 2026 Management Information Circular

D. Named Executive Officer Pay Benchmarking
i. Compensation Peer Group Selection Criteria
As part of the review of Hydro One’s executive compensation program and its alignment with the company’s compensation philosophy, the HRC applied the following considerations to ensure the compensation peer group reflects the size, scope and complexity of the company while aligning with its market for executive talent:
•	Hydro One’s core business as Ontario’s largest electricity transmission and distribution provider;
•	the unique dynamic of Hydro One’s ownership structure, recognizing the complexity of its status as a publicly-traded company with significant investment by the Province of Ontario;
•	the particular considerations associated with highly regulated organizations having large societal impact; and
•	the limited number of comparable electricity transmission and distribution service providers in Canada.
The HRC determined that no changes were required and we kept the peer group unchanged for 2025. The group comprises a total of 16 organizations in North America, including publicly-traded organizations in the energy and utilities industries and large government-owned utilities.
This peer group is used to inform total direct compensation design and pay levels for Hydro One’s NEOs. Hydro One aims to be competitive with the peer group over time, but does not target a specific percentile (such as the median). In line with peer practices and consistent with Hydro One’s compensation philosophy, NEO total direct compensation is aligned with clear performance measures and stakeholder expectations over both the short- and long-term.
For details concerning the NEOs’ 2025 target total direct compensation, please refer to Target Compensation Mix on page 74.
ii. Compensation Peer Group

Publicly Traded Sector Peers	Public Sector Peers
Algonquin Power & Utilities Corp.	British Columbia Hydro and Power Authority
AltaGas Ltd.	Hydro-Québec
Ameren Corporation	Oglethorpe Power
ATCO Ltd.	Ontario Power Generation Inc.
Emera Incorporated	Santee Cooper
Evergy, Inc.
Fortis Inc.
Gibson Energy Inc.
Keyera Corp.
Pembina Pipeline Corporation
TransAlta Corporation

Hydro One Limited | 2026 Management Information Circular 71

EXECUTIVE COMPENSATION

Peer Group Analysis(1)

Notes:
1.	Peer information included in this chart was prepared by Hydro One using data from S&P Capital IQ and public disclosure.
2.
Total assets and total revenues are calculated using data for the most recently reported 12-month period ending December 31, 2025, and market capitalization and total enterprise value are calculated as at December 31, 2025.

3.	The market capitalization of Hydro One was approximately $32.8 billion and its total enterprise value was approximately $51.3 billion as at December 31, 2025.
4.
Market capitalization is calculated based on the number of common shares outstanding multiplied by the closing share price and total enterprise value is calculated based on market capitalization plus net debt. Public sector organizations are excluded from these statistics as market capitalization and total enterprise value cannot be calculated.

New in 2026
Our executive compensation program is designed to align pay with performance and support Hydro One’s long-term growth strategy. Most of our executive compensation continues to be delivered through at-risk, performance-based incentive plans rather than guaranteed payments, ensuring strong alignment with short- and long-term business outcomes. The HRC, with the board’s support, has approved the following changes:
•
Corporate scorecard: We are changing how we measure our success in meeting our customers’ expectations by replacing overall favourable impression with overall customer satisfaction and overall brand impression, as they better reflect our broader customer segment. We are changing our weighting within the customer measure to increase the weighting on reliability, an operational metric that has a critical impact on our customers’ experience. We are also enhancing our productivity measure to include corporate transformational savings initiatives to promote a culture of productivity, efficiency and transformation at Hydro One.

•
STIP maximum: We are increasing the maximum STIP payout opportunity for the President and CEO and EVPs from 110% to 125% of target, reflecting competitive market positioning and internal equity, and reinforcing pay-for-performance alignment. The maximum payout for all other employees remains at 150%.

•
LTIP vesting period: We are updating the vesting period for PSUs from four years to three years on a go-forward basis to align with market best practice and enhance our ability to attract high-calibre talent.

•
LTIP award mix: For the President and CEO and EVPs, we are changing the annual LTIP award mix from 100% PSUs to 75% PSUs and 25% RSUs. This adjustment introduces a retention element while maintaining a strong performance focus and aligning with the market.

•
Market price calculation: We are adopting a 20-day volume-weighted average trading price for determining the number of PSUs, RSUs and management DSUs awarded to align with market practice and mitigate price volatility in award valuations.

72 Hydro One Limited | 2026 Management Information Circular

E. Compensation Components and Decisions
i. Components and Decisions of 2025 Compensation
Hydro One’s compensation structure includes base salary, short- and long-term incentives, an employee share ownership plan, and pension and benefits.
The table below describes the components of compensation for the NEOs and the objectives of each:

	Component	Form	Objectives
Fixed	Base Salary	Cash	• Attract and retain highly qualified and experienced executives • Provide a predictable and steady income
	Pension	Defined Contribution Pension Plan (DCPP) Supplemental Executive Retirement Plan (DC Supplemental)	• Provide market-competitive, sustainable retirement arrangements to attract and retain talent
	Benefits	Group health, life, disability benefits, and executive well-being allowance	• Indirect and cash compensation to assist employees in covering select life events and promoting health and wellness
Variable	Short-term Incentive	Cash – executives can choose to receive some or all in the form of management DSUs	• Motivate and reward achievement of annual business performance objectives • Align individual performance and rewards with corporate objectives
	Long-term Incentive	Equity-settled and 100% performance-based	• Motivate and align executives with long-term strategy and shareholders’ interests • Encourage sustained long-term performance • Balance short- and long-term results focus
	Management Employee Share Ownership Plan (Management ESOP)	Market-purchased shares acquired up to a maximum of 6% of base salary with a 50% company match up to a maximum of $25,000 per year	• Encourage share ownership and increase alignment with shareholders’ interests

Hydro One Limited | 2026 Management Information Circular 73

EXECUTIVE COMPENSATION

ii. Target Compensation Mix
The target compensation mix reflects Hydro One’s compensation philosophy emphasizing pay-for-performance and at-risk compensation. From 2024 to 2025, the pay-for-performance component of the President and CEO’s target compensation increased from 78% to 80%, and for the other NEOs from 67% to 68%. The following summarizes the target compensation mix for the President and CEO and the average for the other NEOs.

iii. 2025 Compensation Decisions
a. Base Salary
Base salary is the guaranteed component of compensation, which is set based on role, individual performance, operational experience and market alignment, and is reviewed annually. This component is designed to enable Hydro One to attract, retain and motivate qualified employees, including executives.
Base Salary Decisions for 2025
Following our typical practice, any 2025 base salary changes were approved by the board and HRC. Base salary changes, as outlined below, were determined within the context of increased responsibilities within portfolios, target compensation mix and market competitiveness, with the majority of any compensation changes delivered through at-risk, performance-based incentive plans.

Named Executive Officer	2024 Base Salary ($)	2025 Base Salary ($)	% Change
David Lebeter	700,000	760,000	8.6
Harry Taylor	475,000	491,625	3.5
Megan Telford	485,000	501,975	3.5
Renée McKenzie	425,000	439,875	3.5
Teri French	350,000	374,500	7.0

It is important to note that compensation paid to the President and CEO and ELT is funded entirely from the company’s earnings, and is not recovered through rates or paid by customers.

b. 2025 Short-term Incentive Plan (STIP)
Hydro One’s STIP is designed to:
•	provide market competitive at-risk pay necessary to attract, motivate and retain non-union employees, including executives;
74 Hydro One Limited | 2026 Management Information Circular

•	reinforce strategic business objectives and a performance-oriented culture with significant elements of at-risk compensation;
•	focus participants on the drivers of value creation; and
•	reward participants for achievement of annual corporate and individual performance goals.
The STIP payout is calculated based on the following formula.

All full-time non-union employees, including executives, are eligible to participate in the company’s STIP. A summary of the components of the STIP is provided below.

Elements of the Short-term Incentive Plan	Impact on Award
How the Award is Determined
The amount of the award is a function of the executive’s incentive target, corporate performance and individual performance.
For NEOs, awards are weighted 80% on achievement of corporate goals and 20% on achievement of individual goals.

Corporate Performance
Corporate performance is based on financial and non-financial measures, which seek to align corporate performance with the company’s strategy as detailed in the corporate scorecard.
See pages 76 to 77 for more information about the performance measures and results related to the company’s corporate scorecard.

Individual Performance
Individual performance is assessed based on the achievement of corporate-aligned performance objectives, with a focus on delivering differentiated rewards to top performers. See the current NEO’s key accomplishments starting on page 78.

Range of Awards
Awards may range from 0% to 110% of target for the President and CEO and EVPs, and from 0% to 150% of target for employees who hold an SVP level role (and below), based on corporate and individual performance.

Human Resources Committee/Board Judgment
The HRC considers whether adjustments are necessary or appropriate to reflect unusual or unanticipated events occurring during the performance period and recommends the overall STIP performance multiplier to the board for approval using informed judgment to ensure that compensation reflects the actual performance of the business.

Payout
The payout may be in cash or, at the option of an eligible executive, in management DSUs. Management DSUs are fully vested notional shares and accrue dividend equivalents when dividends are paid on the common shares, and are redeemable for cash at the prevailing market price of the common shares upon settlement after the executive ceases to be employed by the company.

Forfeiture and Clawbacks
Amounts can be forfeited or clawed back under certain conditions. Specifically, an executive’s STIP may be required to be repaid in situations where it later becomes clear that the performance metrics used to determine payout were not achieved, or in the event of a restatement of the company’s earnings (or other company-specific results) that significantly reduces shareholder value. If the Recoupment Policy applies, the clawback will be mandatory except in very narrow circumstances.

Hydro One Limited | 2026 Management Information Circular 75

EXECUTIVE COMPENSATION

Short-term Incentive Decisions for 2025
1. Corporate Performance Scorecard
Hydro One’s corporate scorecard (scorecard) was developed by management and approved by the board, on the recommendation of the HRC, at the beginning of 2025. The scorecard performance measures were based on Hydro One’s strategy and business plan for the year and established “threshold”, “target” and “exceeds” performance levels for each performance measure. Hydro One’s balanced scorecard includes ESG as well as other non-financial and financial objectives with the aim of focusing the organization on key performance indicators that drive stakeholder value and align with the organization’s strategy and values.
To establish the performance levels for the performance measures, management models a broad range of scenarios and provides benchmarking data to support the rationale behind the proposed measures and demonstrate the rigour embedded in the performance levels (threshold, target and exceeds) relative to similar organizations.
In addition, Hydro One continues to monitor comparators and emerging trends to ensure our approach is appropriate and aligned with best practice. The HRC, with input from its independent compensation advisor, had the opportunity to review and modify (as appropriate) the performance measures and levels before recommending the scorecard to the board for approval. No such adjustments or modifications occurred in 2025.
Payouts under the STIP for 2025 were based on Hydro One’s corporate performance and each executive’s individual performance relative to their individual scorecards. In determining the company’s performance, the HRC reviewed management’s assessment of Hydro One’s performance against pre-established performance levels for each performance measure, and based on this and using its informed judgment, approved the resulting performance payout.
The following table sets out Hydro One’s corporate performance measures and results for 2025. Based on the company’s results, the HRC recommended, and the board approved, an overall STIP performance multiplier equal to 125.50% of the target for 2025 for the corporate component.

•		○
Meets or Exceeds Target	Below Target	Below Threshold

Metric	Weight	Threshold (50% payout)	Target (100% payout)	Exceeds (150% payout)	Actual Performance	Percentage Achievement	Commentary
Health & Safety
High-Energy Serious Injury and Fatality Rate* Incidents per 200,000 hours	20%	0.024	0.012	0.000	0.000	150.00%	•
Zero high-energy serious injuries (HSIF) have been sustained since April 2024. As a result, the year-end HSIF rate was 0.00 per 200,000 hours worked. This marks the longest period in the last 10 years that Hydro One has maintained a zero HSIF rate and is the first time in two years that we have achieved this, a clear indication that we are progressing toward eliminating serious and life-altering injuries.

Sustainability
Sustainability Index** Women Executives Representation, Conversion of fleet of sedans and SUVs to EVs or hybrids, Indigenous Procurement Spend	5%	50%	100%	150%	Above exceeds for all underlying measures	150.00%	•
Representation of women executives ended the year at 46.4%, 4.4% above our target, demonstrating our strong commitment to advancing women in leadership. At the end of 2025, 57.3% of our fleet of sedans and SUVs had been converted to EVs or hybrids, which is 3.2% above target. Indigenous procurement spend was 7.1% of purchased materials and services, which is above the target of 5.5%.

76 Hydro One Limited | 2026 Management Information Circular

Metric	Weight	Threshold (50% payout)	Target (100% payout)	Exceeds (150% payout)	Actual Performance	Percentage Achievement	Commentary
Customer
Overall Favourable Impression	15%	79%	84%	88%	87%	125.00%	•	The year-end overall favourable impression score for residential and small business customers was 87%, which is above target.
Transmission (Tx) Reliability Minutes per Delivery Point (SAIDI)	5%	8.3	7.2	4.9	8.3	50.00%
Transmission reliability System Average Interruption Duration Index (SAIDI) year-end performance of 8.3 missed our corporate target of 7.2.

Hydro One continues to focus on post-event support to drive consistency and increase awareness across the business to improve execution.

Distribution (Dx) Reliability Hours per Customer (SAIDI)	5%	7.3	6.3	6.1	8.2	0.00%	○
Distribution reliability SAIDI year-end performance was 8.2 hours, which is 1.9 hours below the target of 6.3 hours, with 15 days excluded under the major event criteria. Performance was below target primarily due to a series of storms throughout the year.

Financial								•
Net Income to Common Shareholders ($M)	30%	$1,171	$1,237	$1,303	$1,339	150.00%	•	Net income of $1,339 million was $102 million, or 8% higher than target.
Productivity Savings ($M)	10%	$165.3	$194.5	$213.9	$254.3	150.00%	•	Productivity year-end achievement of $254.3 million was 31% ahead of target, primarily driven by operational efficiencies.
Work Program
In-Service Additions Index** Transmission ISA, Distribution ISA, Affiliate Transmission Partnership Projects	10%	50%	100%	150%	Above exceeds for Tx ISA, below threshold for Dx ISA and Affiliate Transmission Partnership Projects	67.50%
Transmission year-end in-service additions exceeded budget by 32% primarily due to schedule advancement of the Bruce A 500 kV Switchyard Replacement project.

Distribution year-end in-service additions were 10% below budget.

Affiliate Transmission Partnership (ATP) and Externally Driven Work (EDW) year-end in-service additions exceeded budget by 10% due to IESO directed advancement of work.

					Total	125.50%

*	If the company has a fatality, the attained High-Energy Serious Injury and Fatality Rate measure could be reduced to 0% based on the findings of the system investigation.
**	Sustainability and ISA each have an overall index performance score based on their underlying measures.
Hydro One Limited | 2026 Management Information Circular 77

EXECUTIVE COMPENSATION

The following details key accomplishments for our current NEOs during 2025.

Named Executive Officer	Key Accomplishments
David Lebeter President and CEO
As the President and CEO, Mr. Lebeter is responsible for setting and executing on the company’s strategic vision and sits on the board of directors. From late August through mid-November, Mr. Lebeter took a personal leave of absence to care for a family member. The company continued to deliver strong performance under his leadership, despite his leave of absence. This is a testament to Mr. Lebeter’s work in building and developing a leadership team capable of executing effectively in his absence.
Mr. Lebeter provided strategic and executive leadership in the following areas:
•
Strengthened safety performance and culture by achieving a High-Energy Serious Injury and Fatality rate of 0.0 per 200,000 hours, with zero HSIFs in 2025, and refreshing the 2026–2030 Safety Plan.
•
Delivered $254 million of productivity savings through cost optimization and operational efficiency through the Enterprise Cost Optimization program, significantly exceeding original goals, and embedding financial discipline across the organization.
•
Enhanced leadership by strengthening the Executive Leadership Team with the addition of Gillian Whitebread as EVP, Head of Human Resources, the creation of the Chief Operating Officer role, and streamlining the executive reporting structure.
•
Enhanced our brand promise by completing the internal rollout of brand promise and external brand activation.
•
Secured strategic growth opportunities with the award of two new transmission lines, the only new lines designated by the Province of Ontario in 2025.
•
Completed the acquisition of a 48% interest in the East-West Tie Partnership.
•
Partnered with local vendors, spending $2.78 billion in support of Canadian companies.
•
Directed 28 community grants of $25,000 each for Ontario Indigenous communities, charitable organizations and municipalities from Hydro One’s Energizing Life Community Fund. Hydro One directs a minimum of 20% of its corporate donations and sponsorships to support Indigenous communities and initiatives that serve them.
•
Responded with generational ice storm restoration, demonstrating our capability and capacity to respond to significant system events.
•
Transitioned 1 million customers to e-billing by the end of 2025.
•
Established a new high stock price of $55.47 and total shareholder return of approximately 27%.
•
Negotiated new collective agreements with our largest unions, the Power Workers Union and the Society of United Professionals in January 2026, ensuring labour continuity.
•
Furthered our 50:50 Equity Partnership Model with the completion of the Chatham x Lakeshore line.

78 Hydro One Limited | 2026 Management Information Circular

Named Executive Officer	Key Accomplishments
Harry Taylor EVP, Chief Financial and Regulatory Officer
As EVP, Chief Financial and Regulatory Officer, Mr. Taylor is responsible for corporate finance and accounting, financial planning and analysis, tax, treasury, pensions, investor relations, internal audit and enterprise risk management. In addition, Mr. Taylor is responsible for legal, regulatory affairs, procurement and supply chain, facilities and real estate, fleet management and aviation services.
Mr. Taylor was interim President and CEO from late August through mid-November while Mr. Lebeter took a personal leave of absence.
Mr. Taylor provided strategic and executive leadership in the following areas:
•
Delivered strong financial performance, with net income and earnings per share growth exceeding target with OM&A lower year-over-year, while Hydro One’s stock outperformed prior year results and achieved multiple record highs.
•
Strengthened capital markets positioning by issuing $2.7 billion in green bonds, filing a U.S. debt shelf prospectus to diversify financing options, and facilitating attractive financing for Indigenous partners.
•
Advanced Indigenous and ESG commitments, exceeding Indigenous procurement targets with 7.1% sourceable spend and $215.9 million in total spend, while surpassing supply chain, fleet and aviation metrics.
•
Enhanced operational and investor confidence, achieving top-tier Rivel Investor Perception Study scores from both equity investors and bondholders.
•
Advanced long-term financial resilience, with credit metrics well above target and interest costs held materially below budget, reinforcing Hydro One’s strong investment-grade profile.
•
Completed the East-West Tie Partnership acquisition, one of the largest in Hydro One’s history, with performance exceeding the acquisition case in its first year.
•
Provided stability and continuity for Hydro One by stepping into the interim CEO role, advancing the provincial broadband initiative, supporting board alignment on strategy and long-term investment planning, and maintaining strong financial, regulatory and CFRO performance through significant organizational and leadership transitions.

Megan Telford Chief Operating Officer
As Chief Operating Officer, Ms. Telford is responsible for operations, customer experience, capital portfolio delivery, safety and asset management, as well as strategy, energy transition and corporate development. Prior to her appointment as Chief Operating Officer, Ms. Telford was responsible for planning, strategy and innovation, energy transition, growth and human resources.
Ms. Telford provided strategic and executive leadership in the following areas:
•
Championed the Safety Strategy with 2025 safety results surpassing targets, whereby zero high-energy serious injuries were sustained and the company’s recordable injury rate was well below industry standard.
•
Strengthened system reliability and modernization through the delivery of an integrated grid modernization roadmap, secured approval for future investments in an advanced intelligent grid platform and drove other planning system enhancements to better inform asset management and investment life cycles.
•
Directed long-term infrastructure maintenance and renewal planning by developing and securing board approval for the 2026–2032 Asset Investment Plan, giving rise to a future-focused workplan aligned with operational needs and strategic priorities.
•
Spearheaded cost optimization and enhanced financial discipline through leadership of a company-wide cost improvement initiative, enhancing a cultural focus on sustainable cost control measures and operational efficiencies.
•
Improved customer experience and engagement by identifying and addressing pain points across all customer segments, implementing targeted actions to strengthen trust and satisfaction.

Hydro One Limited | 2026 Management Information Circular 79

EXECUTIVE COMPENSATION

Named Executive Officer	Key Accomplishments
Renée McKenzie EVP, Digital and Technology Solutions
As EVP, Digital and Technology Solutions, Ms. McKenzie is responsible for the technology supporting the real-time operations of Hydro One – including both information technology and the operation and control of the power grid – and the security and protection of Hydro One’s physical and digital assets.
Ms. McKenzie provided strategic and executive leadership in the following areas:
•
Strengthened technology enablement and cost efficiency by delivering integrated support for Enterprise Cost Optimization initiatives, accelerating outsourcing agreements ahead of schedule, consolidating IT contracts and implementing proactive vendor governance, providing significant savings and cost avoidance.
•
Enhanced operational resilience and cybersecurity by exceeding information and operating technology system availability targets, achieving critical cybersecurity mitigation milestones on or ahead of schedule and improving our external security posture.
•
Advanced strategic technology transformation through the rollout of a revised operating model and technology strategy aligned to corporate priorities, while introducing a new Data, Analytics & AI function and a long-term roadmap to enable smarter, data-driven decision-making.

Teri French EVP, Safety, Operations and Customer Experience
As EVP, Safety, Operations and Customer Experience, Ms. French is responsible for health and safety, distribution, forestry, system operations and station services, customer experience and billing operations, and integration, reliability and emergency management.
Ms. French provided strategic and executive leadership in the following areas:
•
Strengthened safety culture and leadership by developing and gaining approval of the refreshed 2026–2030 Safety Plan and launching a Safety Leadership Excellence Training Program.
•
Delivered operational efficiency and cost containment by managing OM&A below budget despite increased customer demand, implementing initiatives that reduced spending in key areas, while delivering more than twice the productivity savings goal.
•
Enhanced reliability and emergency response through swift restoration following the March 2025 ice storm, mobilizing over 4,500 personnel under a unified command structure, and driving efficiency improvements in pole replacement and the Broadband Pilot.
•
Achieved 88% overall customer satisfaction for residential and small business, and improved information and restoration timeliness in relation to power outages.

80 Hydro One Limited | 2026 Management Information Circular

2. STIP Decision Summary
The following summarizes the STIP payout for each NEO based on corporate and individual performance as approved by the HRC and the board. The STIP payout is capped at 110% for the President and CEO and EVPs.

Named Executive Officer/ Principal Position(1)	STIP Target (%)	STIP Target ($)	Corporate Achievement (%)	Individual Achievement (%)	STIP Payout ($)	STIP Payout as a % of Target
David Lebeter President and CEO	100	760,000	125.50	110.00	836,000	110.00
Harry Taylor EVP, Chief Financial and Regulatory Officer	80	390,020	125.50	135.00	429,022	110.00
Megan Telford Chief Operating Officer	80	398,231	125.50	110.00	438,054	110.00
Renée McKenzie EVP, Digital and Technology Solutions	60	261,724	125.50	135.00	287,897	110.00
Teri French EVP, Safety, Operations and Customer Experience	60	221,075	125.50	135.00	243,182	110.00

c. Long-term Incentive Plan
Hydro One’s long-term incentive plan (LTIP) is designed to:
•	attract and retain highly qualified and experienced talent;
•	foster alignment with shareholder interests;
•	reward executives for longer-term value creation; and
•	provide market competitive compensation.
LTIP is available to executives and certain management employees of Hydro One as determined by the HRC. Non-employee board members are not eligible to participate. A summary of the components of the current LTIP is as follows:

Elements of the Long-term Incentive Plan	Impact on Award
Types of Awards
Equity-based LTIP: An award that will be settled in common shares or cash in the future, subject to the achievement of specified criteria.
PSUs: Subject to performance and time vesting criteria and are fully at risk.
RSUs: Subject to time vesting criteria.
In 2023, Hydro One reintroduced an equity-based LTIP consisting of PSUs and RSUs. In 2025, 2024 and 2023 the President and CEO and EVPs received their LTIP awards entirely in the form of PSUs.

Vesting
PSUs granted in 2025 vest after the four-year performance period, subject to a performance multiplier based on achieving specific performance measures, unless otherwise determined by the HRC.
RSUs granted in 2025 are subject to time vesting of three years and are not subject to a performance multiplier.

Hydro One Limited | 2026 Management Information Circular 81

EXECUTIVE COMPENSATION

Elements of the Long-term Incentive Plan	Impact on Award
Performance Multiplier
Each PSU granted in 2025 is 100% performance-based, subject to achieving certain performance levels for the period from January 1, 2025 to December 31, 2028 (the four-year performance period):
1.  four-year average EPS (subject to a dividend rate modifier) – 65% weighting;
2.
four-year relative TSR (S&P/TSX Capped Utilities Index) – 25% weighting; and
3.
GHG emissions reduction in line with corporate commitment to 30% reduction of operations-driven GHG emissions by 2030 – 10% weighting.
The EPS, relative TSR and GHG emissions reduction performance measures demonstrate a commitment to achieving long-term growth for shareholders that is consistent with or better than the growth delivered by other Canadian utilities and Hydro One’s commitment to a sustainable future.
Four-year average EPS: The net income attributable to shareholders for such fiscal period divided by the average outstanding shares during such fiscal period – rewards executives for delivering increased earnings to shareholders.
Dividend rate modifier: If the 12-month rolling average dividend rate during the performance period falls below the annualized quarterly dividend rate at the time of grant, a 0% modifier will be applied to the EPS performance multiplier. If the 12-month rolling average dividend rate during the performance period does not decrease from the level at grant, a 100% modifier will be applied to the EPS performance multiplier.
Relative TSR: Measures Hydro One’s total shareholder return over the performance period relative to the total shareholder return for the S&P/TSX Capped Utilities Index for the same period. The index was selected as it reflects an established grouping of Canadian publicly traded industry peers for Hydro One. It rewards executives for achieving shareholder returns that are consistent with or better than the returns provided by peer organizations.
GHG emissions reduction target: Deliver 27% reduction against 2018 baseline in operations-driven GHG emissions by 2028 – rewards executives for reducing emissions on our journey to meet our corporate commitment to 30% reduction of GHG emissions by 2030.

Range of Awards
The PSU payout is a function of the overall performance multiplier, which is based on the four-year average EPS performance with a dividend rate modifier, the four-year relative TSR performance and the GHG emissions reduction target. Awards may range from 0% to a maximum performance multiplier of 150%.

Human Resources Committee/Board Judgment
The HRC considers whether adjustments are necessary or appropriate to reflect unusual or unanticipated events occurring during the performance period and recommends the performance multiplier to the board for approval using informed judgment to ensure that compensation reflects the actual performance of the business.

Forfeiture and Clawbacks
Amounts can be forfeited or clawed back under certain conditions. Specifically, an executive’s vested long-term incentives may be required to be repaid in situations where it later becomes clear that the performance metrics used to determine payout were not achieved, or in the event of a material restatement of the company’s earnings (or other company-specific results) that significantly reduces shareholder value. If the Recoupment Policy applies, the clawback will be mandatory except in very narrow circumstances.

82 Hydro One Limited | 2026 Management Information Circular

1. 2025 Long-term Incentive Grants Awarded

Note:
1.
PSUs held on vesting date calculated based on salary ($) multiplied by target LTIP (% of salary) divided by the share price at time of grant plus any dividend equivalent PSUs earned when dividends are paid during the vesting period.

LTIP grants awarded to the NEOs in 2025 are outlined below. No Options-based awards were granted in 2025. Previous grants are not taken into account when considering new grants.

Named Executive Officer	Share-based Awards Value ($)	Option-based Awards Value ($)	Total Grant Value ($)
David Lebeter	2,280,000	0	2,280,000
Harry Taylor	807,500	0	807,500
Megan Telford	824,500	0	824,500
Renée McKenzie	595,000	0	595,000
Teri French	437,500	0	437,500

d. Pension Benefits
1. Defined Contribution Pension Plan (DCPP) and Defined Contribution Supplemental Pension Plan (DC Supplemental)
Hydro One established a registered DCPP effective January 1, 2016. Hydro One’s DCPP is designed to:
•	attract and retain employees;
•	result in lower and more stable cost over time compared to Hydro One’s Defined Benefit Pension Plan (DBPP); and
•	promote sharing of retirement savings responsibility between Hydro One and its employees.
A summary of the key terms of the Hydro One DCPP and DC Supplemental is presented below:

Eligibility	Eligible non-represented employees who were not already enrolled or eligible to enroll in the DBPP as of September 30, 2015. All of the current NEOs participate in the DCPP.
Employee Contribution	Mandatory contribution of a minimum of 4% of pensionable earnings and a maximum contribution of 6% of pensionable earnings, subject to the limit outlined under the DC Supplemental below.
Employer Match	Employee contributions are matched by Hydro One.
Pensionable Earnings	Base salary plus actual short-term incentive (not exceeding 50% of base salary).
DC Supplemental
Effective as of January 1, 2018, once the total employee and employer contributions for the calendar year have reached the maximum contribution level permissible under a registered pension plan, as per the Income Tax Act (Canada), employee contributions cease and employer contributions are allocated to a notional supplemental pension plan account for the employee’s benefit. The notional supplemental pension plan was approved by the board on December 8, 2017 and replaces a non-registered savings plan in which employer contributions were made on an after-tax basis.

Effective January 1, 2024, for the President and CEO and EVP level executives, Hydro One contributes an amount equal to 15% of base earnings and STIP to the DCPP and DC Supplemental. For contribution calculation purposes, STIP is capped at 50% of base earnings. For Mr. Lebeter, this provision applies retroactively to January 1, 2023.

Hydro One Limited | 2026 Management Information Circular 83

EXECUTIVE COMPENSATION

e. Management Employee Share Ownership Plan (Management ESOP)
Hydro One strongly supports share ownership by its employees and, accordingly, offers a management ESOP for non-union employees. The plan provides participants with the opportunity to acquire common shares purchased on the market through payroll deduction on a voluntary basis. It is designed to:
•	promote an ownership culture;
•	align the interests of employees with shareholder interests; and
•	increase employee awareness and alignment with Hydro One’s performance.
All regular employees not represented by a union, who have completed at least six months of continuous service with the company prior to the date of enrolment in the plan, are eligible to participate. A summary of the components of the management ESOP is provided below:

Element	Description
Source of Shares	Shares are purchased on the market at prevailing prices (non-dilutive).
Employee Contribution	Between 1% and 6% of base salary through payroll deduction.
Employer Match	Hydro One matches 50% of the employee contribution up to a maximum of $25,000 per year.
Vesting
Shares purchased prior to January 6, 2022 are subject to a sale or withdrawal limit of 50% of shares during any 12-month period relative to the number of shares credited to an employee’s account at the start of the 12-month period. Shares purchased with employee contributions on or after January 6, 2022 vest immediately, while Hydro One matched shares have a two-year holding period requirement.

f. Other Benefits
Hydro One offers a well-being allowance intended to cover wellness-related costs in support of our overall rewards philosophy and focus on employee well-being. In addition, the President and CEO and EVPs receive one executive medical examination per year. Executives are provided with an annual well-being allowance as follows:

President and CEO	$50,000
EVPs	$20,000 to $25,000

F. Compensation Disclosure
i. Share Performance
A fundamental principle of Hydro One’s compensation philosophy is to align pay with performance and ensure alignment of NEO compensation with the experience of shareholders. The following graph compares the five-year total cumulative return of Hydro One shares relative to two major indices, the S&P/TSX Composite Index and S&P/TSX Capped Utilities Index. As indicated by the graph, a shareholder who invested $100 in Hydro One’s common shares at the end of 2020 would have seen their investment grow to over $222 at the end of 2025, assuming reinvestment of dividends. This performance exceeded that of investing in both indices, which would have returned $210 in the S&P/TSX Composite Index and $136 in the S&P/TSX Capped Utilities Index.
84 Hydro One Limited | 2026 Management Information Circular

In 2025, Hydro One shares generated a total return of 26.7% and outperformed the S&P/TSX Capped Utilities Index, which generated a total return of 19.7%. Hydro One shares underperformed compared to the broader S&P/TSX Composite Index, which had a return of 31.7%.

Note:
1.	This chart includes dividends paid during the period, inclusive of re-invested dividends.
The company continues to deliver on its strategy of focusing on safety, reliability, customers and Indigenous communities to build a grid for the future and support Ontario’s economic growth. Guided by these principles, within its strategic priorities, the company successfully completed its 2025 annual work plan and deployed capital investments of approximately $3.4 billion. This was also a significant year for a number of key initiatives, including issuing $2.7 billion of debt under the Sustainable Financing Framework, breaking ground on the St. Clair Transmission Line, and the Province designating Hydro One to develop a new transmission line between Bowmanville and the GTA.
The board and management continued their robust engagement with shareholders through the annual general shareholder meetings, quarterly earnings calls, and meetings with current and prospective shareholders. Our stakeholder engagement encompasses both virtual and in-person formats.
ii. NEO Compensation and Alignment with Shareholder Value
The company’s executive compensation program is intended to align the objectives of executives with those of the company and the long-term interests of shareholders. To ensure such alignment, our STIP and LTIP are directly linked to the financial results of Hydro One.
The aggregate cost of NEO compensation, as reported in the summary compensation table, changed from approximately $15.4 million in 2024 to approximately $10.8 million in 2025. This decrease was primarily driven by the requirement to include the compensation of two NEOs in 2024 who were no longer with the organization. This included a severance payment and full grant value of LTIP awards that were subject to prorated forfeitures, and the final cash-settled LTIP payout disclosed in 2024 compensation. In 2025, the aggregate cost of NEO compensation of $10.8 million is 0.81% of net income.
NEO compensation in 2022 and prior years is not comparable to 2023 and later years due to the executive compensation program that was in place at the time. Notwithstanding this change, during this period of strong share performance, in particular 2023 to 2025, NEO compensation (total direct compensation) also increased, reflecting our guiding principle under our updated executive compensation program to focus on pay-for-performance and pay-at-risk, talent market competitiveness and our commitment to fair compensation for our executives to reflect the size, scope, impact and complexity of our business.
iii. Summary Compensation Table
The following table sets out the compensation earned by the NEOs during the fiscal years 2023, 2024 and 2025, as applicable. Compensation in 2025 is non-comparable with 2024 and 2023 due to the company’s move from cash-settled LTIP grants to equity-based LTIP grants. Since share-based incentives are reported in the year they are awarded and cash-based incentives are reported in the year they vest, 2024 and 2023 amounts show the
Hydro One Limited | 2026 Management Information Circular 85

EXECUTIVE COMPENSATION

equity-based LTIP awards granted in 2024 and 2023, as well as the LTIP payouts from the 2022 and 2021 cash-settled LTIP awards, respectively. In 2025, only the equity-based LTIP awards granted are included as there were no cash-settled LTIP awards that vested, with the 2022 grant the final grant under that plan.
Summary Compensation Table

					Non-equity incentive plan compensation ($)
Name and Principal Position	Year	Base Salary ($)(1)	Share- based Awards ($)(2)	Option- based Awards ($)	Annual Incentive Plans ($)(3)	Long-term Incentive Plans ($)	Pension Value ($)(4)	All Other Compen- sation ($)(5)	Total Compen- sation ($)
David Lebeter President and CEO	2025	762,923	2,280,000	N/A	836,000	0	165,842	221,301	4,266,066
	2024	705,385	1,750,000	N/A	770,000	402,800	160,812	271,821	4,060,817
	2023	600,000	1,200,000	N/A	659,472	400,000	132,265	171,493	3,163,230
Harry Taylor EVP, Chief Financial and Regulatory Officer	2025	489,424	807,500	N/A	429,022	0	65,350	276,927	2,068,222
	2024\(1\)	268,558	712,500	N/A	234,122	N/A	14,031	13,269	1,242,480
	2023	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Megan Telford Chief Operating Officer (*Prior to changed accountabilities)	2025	499,727	824,500	N/A	438,054	0	110,858	42,706	1,915,845
	2024*	479,981	675,000	N/A	419,143	317,205	106,986	40,520	2,038,835
	2023*	450,000	675,000	N/A	396,000	315,000	38,520	38,331	1,912,851
Renée McKenzie EVP, Digital and Technology Solutions	2025	437,905	595,000	N/A	287,897	0	67,721	32,942	1,421,465
	2024\(1\)	330,192	531,250	N/A	216,126	N/A	17,948	14,846	1,110,363
	2023	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Teri French EVP, Safety, Operations and Customer Experience	2025	369,910	437,500	N/A	243,182	0	81,252	32,855	1,164,699
	2024	346,442	406,250	N/A	205,890	272,478	75,415	30,974	1,337,449
	2023	306,862	325,000	N/A	160,650	155,886	22,083	23,237	993,718

Notes:
1.
Base salaries presented are actual amounts earned for fiscal years 2023, 2024 and 2025, as applicable. Salary earned in 2024 and 2025 includes two and one additional workdays, respectively. 2025 Annual Incentive Plan awards were calibrated based on annualized salary rates reflecting any salary changes during the year and prorated for time worked, and long-term incentive grants were calibrated based on the annualized base salary in place on January 1, 2025. Ms. McKenzie was hired on March 25, 2024 and Mr. Taylor on June 10, 2024. Their 2024 base salaries reflect a pro-rata rate.

2.
For share-based awards, the dollar amounts represent the fair value of the awards on grant date determined as a percentage of base salary (subject to rounding). The fair value of the PSUs was determined by multiplying the number of units granted by the closing price of the common shares on the date of grant. These amounts do not reflect a one-time special bonus of $80,000 in DSUs that Mr. Taylor will receive in 2026 for his appointment as interim President and CEO in 2025.

3.
The short-term incentive awards attributed to the noted financial year are based on a percentage of base salary and are paid following approval of performance multipliers by the board in the following year. Executives can elect to receive up to 100% of the award in management DSUs. Mr. Lebeter elected to take 30% of his 2025 award in management DSUs.

4.
The pension value for NEOs participating in the DCPP reflects the employer contributions made to the registered pension plan and DC Supplemental during 2025. These values do not reflect the employee contributions or the investment gains/losses for fiscal year 2025.

5.
All NEOs are eligible to participate in the management ESOP and receive a well-being allowance. Amounts represent the employer contributions to the management ESOP and payments in reference to the well-being allowance. For Mr. Lebeter, amounts represent $98,780 for travel and $45,568 for club membership, in addition to a well-being allowance and employer contributions to the management ESOP. For Mr. Taylor, these amounts reflect payment of $61,800 for his interim President and CEO appointment as well as his entitlement to a signing bonus, as per his employment agreement, in the amount of $175,000 earned in 2025. It does not reflect the amount of $175,000 to be received in 2026, as that amount is conditional on his active employment with the company for 24 months after his start date, and the awards are reported in the years they are earned. Mr. Taylor will not be eligible to receive the bonus payment if he resigns, retires or is terminated prior to the applicable bonus payment date. Each bonus payment is also subject to a 12-month full clawback if Mr. Taylor voluntarily resigns or is terminated for cause. Mr. Taylor also did not receive an increase to his well-being allowance for his role as interim President and CEO.

86 Hydro One Limited | 2026 Management Information Circular

Outstanding Share-based Awards and Option-based Awards
The following table provides details regarding outstanding share-based awards for the NEOs based on the share price of $54.64 at close on December 31, 2025. No Option-based awards have been awarded since 2018, no Option awards remain outstanding and none of our current NEOs have been awarded Options.

		Share-based Awards
Name	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(1)	Market or payout value of vested share-based awards not paid out or distributed ($)(2)
David Lebeter	129,398	7,070,319	789,884
Harry Taylor	34,406	1,879,949	0
Megan Telford	54,666	2,986,942	61,568
Renée McKenzie	26,962	1,473,194	0
Teri French	29,325	1,602,300	270,838

Notes:
1.	Reflects the value of outstanding PSUs, including any additional PSUs from dividend reinvestment, with performance assumed at 100%.
2.	Reflects the value of outstanding management DSUs for Mses. Telford and French and Mr. Lebeter, as at December 31, 2025.
Incentive Plan Awards – Value Vested or Earned During the Year

Name	Option-based Awards – Value Vested During the Year ($)(1)	Share-based Awards – Value Vested During the Year ($)(2)	Non-equity Incentive Plan Compensation – Value Earned During the Year ($)(3)
David Lebeter	N/A	207,898	836,000
Harry Taylor	N/A	0	429,022
Megan Telford	N/A	1,456	438,054
Renée McKenzie	N/A	0	287,897
Teri French	N/A	6,406	243,182

Notes:
1.	Hydro One has not granted Option-based awards to any employees, including the ELT, since 2018. No NEO holds outstanding Options.
2.
The value of share-based awards that vested, if any, during the fiscal year includes the value of dividend equivalents earned. This includes the value of management DSUs granted in February 2025 in respect of the 2024 short-term incentive award payment. For all NEOs, the values above are based on the share price on the vesting date.

3.	This column includes the full amount of short-term incentive awards even if an NEO elected to receive all or a portion as management DSUs.
Retirement Benefits
The following table summarizes the pension information for the NEOs participating in the Hydro One DCPP and DC Supplemental as at December 31, 2025:(1),(2)

Name	Accumulated Value at Start of Year ($)	Compensatory ($)	Accumulated Value at Year End ($)(2)
David Lebeter	438,495	165,842	651,394
Harry Taylor(3)	14,396	65,350	87,136
Megan Telford	248,611	110,858	407,529
Renée McKenzie(3)	18,945	67,721	93,797
Teri French	148,807	81,252	250,821

1.	In respect of the NEOs, the totals include pre-tax amounts contributed to the DC Supplemental plan.
2.	Includes the employer contributions, and investment gain/losses during 2025.
3.	Eligible for a partial year of DC Supplemental plan participation based on hire date, Mr. Taylor joined Hydro One on June 10, 2024 and Ms. Mckenzie on March 25, 2024.
Hydro One Limited | 2026 Management Information Circular 87

EXECUTIVE COMPENSATION

iv. Aggregate Dilutive Impact of Equity-based Compensation Arrangements
The following table shows the aggregate dilutive impact of our equity-based compensation arrangements.

	2025 (%)	2024 (%)	2023 (%)
Overhang – number of common shares available for issuance under all equity-based compensation arrangements as a percentage of the weighted average number of outstanding common shares for the relevant year(1)	1.59	1.66	1.74
Dilution – number of common shares issuable pursuant to outstanding awards as a percentage of the weighted average number of outstanding common shares for the relevant year(2)(3)	0.24	0.28	0.32
Burn rate – number of common shares issuable pursuant to awards granted during the year as a percentage of the weighted average number of outstanding common shares for the relevant year(3)	0.03	0.03	0.02

Notes:
1.
The weighted average number of outstanding common shares during the last three years were as follows: 599,692,817 common shares for the year ended December 31, 2025, 599,342,299 common shares for the year ended December 31, 2024 and 598,986,584 common shares for the year ended December 31, 2023.

2.
In connection with the company’s IPO, rights to receive an aggregate of 5,416,449 common shares were granted to certain employees represented by the Power Workers’ Union and the Society of United Professionals pursuant to two share grant plans. At December 31, 2025, rights to receive an aggregate of 1,025,144 common shares remained outstanding. For further details, see “Share Grant Plans for Certain Members of the Power Workers’ Union and the Society of United Professionals” starting on page 94.

3.	In 2025, 2024 and 2023, Hydro One granted LTIP awards consisting of PSUs and RSUs. PSUs are reflected at target and can vest between 0%–150%.
v. Termination and Change in Control Provisions
The following table sets out the entitlements of the NEOs’ employment agreements under various termination scenarios, based on the employment agreements in effect on December 31, 2025:

Compensation Element	Resignation(1)	Retirement(2)	Termination without Cause(3)	Termination without Cause following Change in Control(4),(5)	Termination for Cause
Severance	None	None	1x–2x aggregate of base salary plus lower of: (i) average annual bonus for the prior 3 years and (ii) target bonus for the year of termination	Same as termination without cause	None
Base Salary	Base salary ends	Base salary ends	Base salary ends	Base salary ends	Base salary ends
Annual Incentive	Award forfeited	Award prorated	Award prorated	Award prorated	Award forfeited
LTIP	Unvested awards are forfeited	Continue to vest according to schedule	Unvested awards will expire on date of termination unless certain conditions are met(6), in which case a pro rata portion will vest	Vests immediately	Award forfeited

88 Hydro One Limited | 2026 Management Information Circular

Compensation Element	Resignation(1)	Retirement(2)	Termination without Cause(3)	Termination without Cause following Change in Control(4),(5)	Termination for Cause
Pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension
Benefits(7)	Benefits end	Benefits end	Continue for up to 24 months(8)	Continue for up to 24 months	Benefits end

Notes:
1.	The NEOs may voluntarily resign their employment at any time; Messrs. Lebeter and Taylor and Mses. Telford, McKenzie and French are required to give three (3) months’ notice.
2.
For purposes of the LTIP, NEOs are considered to have retired if the retirement has been approved by the board, the NEO complies with such conditions as the board may require in connection with its approval, has given six (6) months prior notice, is not paid or entitled to receive any termination pay, severance pay, retiring allowance or equivalent, and has complied with transitional activities as may be reasonably required during the period from the date of notice until the date the NEO ceases active employment. Any awards eligible for continued vesting must have been granted at least six (6) months prior to the date the NEO provided notice of their intention to retire. If these criteria are not satisfied, the termination of employment will be treated as a resignation and the appropriate termination provisions will apply. For purposes of the STIP, NEOs are considered to have retired if they reach age 55 or such lesser age and service threshold as the board determines. NEOs will forfeit any awards that have vested but have not been paid out or settled in the event of a breach of any non-competition or non-solicitation obligation. For Mr. Lebeter, the board applied its discretion in 2023 and approved the following additional term in Mr. Lebeter’s employment agreement: if Mr. Lebeter has completed a minimum of three (3) years of continuous service in the role of President and CEO, the board may in its sole discretion decide to terminate Mr. Lebeter’s employment and characterize it for all purposes as a retirement. If Mr. Lebeter accepts this treatment and complies with such transitional activities as may be reasonably required by the company during the period from the date of notification of such retirement until the date active employment ceases with the company and its affiliates, Mr. Lebeter will be entitled to have his LTIP awards continue to vest and also to receive the separation package under termination without cause.

3.
The payout multiplier on base salary for Mr. Lebeter is 2x, for Mr. Taylor and Mses. Telford and French is 1.5x and for Ms. McKenzie is 1x. Mr. Lebeter is entitled to 2x bonus and Mr. Taylor and Mses. Telford, McKenzie and French are entitled to 1x bonus.

4.
Treatment only applies to termination by the company without cause or in the case of resignation for good reason within 24 months following a change in control and only applies to unvested awards. “Good reason” is defined as a material change in title, responsibilities, reporting line or relationship or “status”; a reduction in base pay or in STIP or LTIP target opportunity that would result in a material reduction in aggregate annual compensation or opportunity for compensation; being required to change principal place of employment more than 50 kilometres away from the existing Toronto-based principal place of employment; constructive dismissal; as well as in the change in control circumstances as defined below. These NEOs must provide the company with written notice confirming the circumstances they believe to constitute good reason within 21 days of the occurrence, and a cure period of 60 days following the date the company has received such notice has elapsed without such circumstances having been cured. Any unvested LTIP awards will immediately vest on the date employment is terminated without cause or resignation for good reason within twenty-four (24) months of a change in control.

5.
A “change in control” will occur in the following circumstances: a. more than 50% of the outstanding voting securities of the company are acquired; b. all or substantially all of the assets of the company are sold, assigned or transferred other than to a wholly-owned subsidiary; c. an acquisition of the company via merger, amalgamation, consolidation, statutory arrangement or otherwise or the dissolution or liquidation of the company; d. individuals who, at the beginning of any two-year period, constitute the board of directors, cease to constitute a majority of the board during such two-year period excluding any individuals whose service ceased due to death; e. pursuant to its rights in the Governance Agreement, the Province replaces the entire board (other than the President and CEO) and, in its discretion, the chair of the board; f. a change is made to an Ontario law or regulation that: i. both (A) expressly states that it applies either (1) to Hydro One or an affiliate or (2) companies in the electrical transmission and/or distribution business generally but has a disproportionate effect on Hydro One and its affiliates as a whole, and (B) would materially adversely affect the ability of Hydro One to achieve any corporate performance measures set out in any outstanding awards; or ii. imposes limits on the quantum of compensation that may be paid to non-union employees of Hydro One or its affiliates other than restrictions established for rate approval or other purposes which do not restrict amounts actually paid; or g. the board passes a resolution confirming that a change in control has occurred.

6.
If a participant has not committed an act or has not failed to take any action that has caused damage to or could damage the company or its reputation, a pro rata portion of the participant’s awards will vest.

7.	Hydro One does not ascribe a value for benefits continuation. Any well-being allowances end upon termination of employment for any reason.
8.	Benefits will continue for up to 24 months for Mr. Lebeter and as per Employment Standards Act minimum requirements for all other NEOs.
Hydro One Limited | 2026 Management Information Circular 89

EXECUTIVE COMPENSATION

The table below shows the incremental amounts that would become payable to the company’s NEOs if such events had occurred on December 31, 2025.

Name	Resignation ($)	Retirement ($)(1)	Termination Without Cause ($)(2),(3)	Termination Without Cause after Change in Control ($)(2),(3)	Termination for Cause ($)
David Lebeter	0	0	6,038,394	10,100,634	0
Harry Taylor	0	0	1,640,258	3,007,407	0
Megan Telford	0	0	2,527,024	4,138,135	0
Renée McKenzie	0	0	1,158,268	2,174,793	0
Teri French	0	0	1,490,536	2,367,291	0

Notes:
1.	Hydro One does not ascribe a value for benefits continuation.
2.
Severance payments are calculated based on annualized base salary and the lower of the average annual bonus for the prior three years and the target short-term incentive as of December 31, 2025. The severance calculation multiplier for the NEOs is 1x to 2x for base salary and 1x to 2x for STIP. For participants in the LTIP, a pro rata portion of the participant’s LTIP has been included above, assuming performance at 100%. The company does not ascribe a value for benefits continuation.

3.	In the case of termination without cause after change in control, all outstanding LTIP is fully accelerated, compared to pro rata acceleration under termination without cause.
G. Appendices
i. Securities Authorized for Issue Under Equity Compensation Plans
The following table provides a summary as of December 31, 2025 of the security-based compensation plans pursuant to which equity securities of Hydro One may be issued.

Plan Category	Equity Compensation Plan	Number of securities to be issued upon exercise of outstanding options, warrants and rights (A)	Weighted-average exercise price of outstanding options, warrants and rights ($) (B)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (A)) (C)
Equity compensation plans approved by shareholders	N/A	N/A	N/A	N/A
Equity compensation plans not approved by shareholders(2)	Long-term Incentive Plan	399,181(1)	N/A	8,502,631(1)
	Power Workers’ Union Share Grant Plan(3)	699,528(2)	N/A	0(3)
	Society of United Professionals Share Grant Plan(3)	325,616(2)	N/A	0(3)
Total		1,424,325	N/A	8,502,631

Notes:
1.	Assumes outstanding 2025, 2024 and 2023 PSUs vest at 100% of target.
2.
As at December 31, 2025, 2,769,398 common shares have been issued under the Power Workers’ Union Share Grant Plan (0.46% of the 599,781,811 issued and outstanding common shares as at December 31, 2025) and 699,528 common shares remain available for issuance (0.12% of the 599,781,811 issued and outstanding common shares as at December 31, 2025) after giving effect to certain forfeitures. 840,635 common shares have been issued under the Society of United Professionals Share Grant Plan to date (0.14% of the 599,781,811 issued and outstanding common shares as at December 31, 2025) and 325,616 common shares remain available for issuance (0.05% of the 599,781,811 issued and outstanding common shares as at December 31, 2025) after giving effect to certain forfeitures.

3.
The number of common shares to which the eligible employees represented by the Power Workers’ Union and the Society of United Professionals are entitled under the Grant Plans is determined as a percentage of base salary and the price at which the Province agreed to sell the shares, as reflected in the final prospectus of the IPO.

90 Hydro One Limited | 2026 Management Information Circular

ii. Equity-based Long-term Incentive Plan
A summary of the key terms of the LTIP as in effect on December 31, 2025 are presented below.

Types of Awards
PSU – A PSU entitles the participant to receive common shares following the achievement of specified performance- and time-vesting conditions. The HRC has the authority to determine at the time of grant, in its sole discretion, the duration of the vesting period and other vesting terms applicable to the grant of PSUs. The HRC may elect to settle PSUs in cash.
RSU – An RSU entitles the participant to receive common shares following the achievement of specified time-vesting conditions. The HRC shall have the authority to determine at the time of grant, in its sole discretion, the duration of the vesting period and other vesting terms applicable to the grant of RSUs. The HRC may elect to settle RSUs in cash.

The LTIP also contemplates the possibility of grants of:
Options – An Option is the right to acquire a common share on a future date on payment of the exercise price. The exercise price of an Option may not be less than the fair market value of a common share on the date of grant. Standard four-year vesting applies unless otherwise specified by the HRC. The term of an Option may not exceed 10 years.
Restricted shares – A restricted share award is an award of common shares subject to forfeiture restrictions.
DSU – A DSU is an award that entitles the participant to receive common shares following termination of employment or service with the company. DSUs may be subject to performance conditions or other vesting conditions. Management DSUs are granted under a separate cash-settled plan.
SAR – A Share Appreciation Right (SAR) is the right to receive common shares equal in value to the appreciation in the value of a common share over a period. The base price against which a SAR is to be measured may not be less than the fair market value of a common share on the date of grant. An Option and a SAR may be granted in tandem, in which event the SAR will vest and be exercisable on the same date as the related Option and the exercise of the Option results in the surrender of the SAR, and vice versa. Standard four-year vesting applies unless otherwise specified by the HRC. The term of a SAR may not exceed 10 years.
Other awards – Other awards are awards that are convertible into or otherwise based on common shares.

Eligibility	Employees and consultants of Hydro One and its affiliates as determined by the HRC. Non-employee directors on the board are not eligible.
Maximum No. of Shares Authorized
11,900,000 common shares or approximately 2% of the issued and outstanding shares. Within that limit the maximum number of common shares which may be issued as PSUs, RSUs or DSUs is 4,760,000 common shares (or approximately 0.79% of the issued and outstanding shares as of December 31, 2025). As of December 31, 2025, there were 8,103,450 common shares available for future awards (approximately 1.35% of the issued and outstanding shares).
If an award expires without exercise, is cancelled, forfeited, terminated or is otherwise settled without the issuance of common shares, common shares which were issuable under the award will be available for future grants. Common shares issued under awards of an acquired company that are converted, replaced or adjusted in connection with the acquisition will not reduce the number of shares available for awards under the LTIP unless otherwise required by law or stock exchange rules.

Hydro One Limited | 2026 Management Information Circular 91

EXECUTIVE COMPENSATION

Insider Limits
Under the LTIP and any other Hydro One security-based compensation arrangements:
•
the maximum number of common shares issuable to insiders at any time is 10% of the outstanding common shares;
•
the maximum number of common shares issuable to insiders within any one-year period is 10% of the outstanding common shares; and
•
the LTIP does not provide for a maximum number of common shares which may be issued to an individual pursuant to the LTIP and any other security-based compensation arrangement (expressed as a percentage or otherwise).

Fair Market Value	Under the LTIP, the fair market value is based on the closing common share price on the TSX on the applicable date.
Company Trading Blackout Periods
If an award is scheduled to expire during, or within five business days after, a company trading blackout period restricting employees from trading in common shares, then the award will expire 10 business days after such blackout period expires.

Death & Disability
Unless otherwise determined by the HRC, a pro-rata portion of the next instalment of the award due to vest will immediately vest. Any performance targets are deemed to have been met at 100% of the target performance level. Vested awards subject to exercise will remain exercisable for 90 days, or the award’s normal expiration date if earlier.

Retirement
Unless otherwise determined by the HRC, all unvested awards granted more than six months prior to the receipt of the notice to retire will continue to vest and are settled and exercised in accordance with their terms. Other unvested awards will be forfeited.
Retirement means:
(a)
If the employee:
 i.
is the President and CEO or reports directly to the President and CEO, the retirement has been approved by the board and the employee complies with such conditions as the board may require;
 ii.
is not i. above, the employee has reached age 65 or reached age 55 with a minimum of 10 years of service or such lesser age and/or service threshold as the HRC may determine;
 iii.
has achieved the age and service eligibility criteria for an undiscounted early retirement pension as defined by the DBPP applicable to the participant;
 iv.
has achieved such lesser age and/or service threshold as the Plan Administrator may determine.
(b)
the employee has given formal notice of their intention to retire six months in advance or such lesser period as the Plan Administrator may approve;
(c)
no cash severance payment or retirement allowance or equivalent is paid; and
(d)
the employee has complied with such transitional activities as may be reasonably required by Hydro One until the date the individual has ceased active employment.

Resignation	Unless otherwise determined by the HRC, all unvested awards are forfeited. Vested awards subject to exercise will remain exercisable for 90 days, or the award’s normal expiration date if earlier.
Termination For Cause	All awards, whether vested or unvested, are forfeited and cancelled.
Termination Without Cause
A prorated portion of the next instalment of any awards due to vest will immediately vest with PSUs deemed to have met 100% of the specified performance targets.
Unless otherwise determined by the HRC and except if termination occurs within 24 months following a change in control, all unvested awards are forfeited. Vested awards subject to exercise will remain exercisable for 90 days, or the award’s normal expiration date if earlier.

92 Hydro One Limited | 2026 Management Information Circular

Termination Without Cause Within 24 Months Following a Change in Control
If, within 24 months following a change in control, the executive’s employment is terminated by the company without cause:
(i)
if the change in control is one of the circumstances set out in paragraphs (a) to (c) or (g) of the definition of change in control (as defined below), the prior awards held by the executive on the change in control (the Affected Awards) shall continue to vest and be settled or exercised in accordance with their terms; and
(ii)
if the change in control is one of the circumstances set out in paragraphs (d) to (f) of the definition of change in control noted below, 1) the Affected Awards shall vest and become exercisable, realizable or payable as of the termination date, 2) any performance goals assigned to any such Affected Awards shall be deemed to have been met at 100% of the specified target level of performance for such performance goals and 3) any Affected Award that is an Option or SAR shall continue to be exercisable until, and will expire on, the earlier of its expiry date and 90 days following the termination date.

Change in Control(1)
The HRC may provide for the conversion or exchange of outstanding awards for new awards or other securities of substantially equivalent (or greater) value in any entity participating in or resulting from the change in control or, for the accelerated vesting or delivery of shares under awards, for a cash-out of outstanding awards.

Definition of Change in Control
Subject to certain exceptions, change in control means:
(a)
more than 50% of the outstanding voting securities of the company are acquired;
(b)
all or substantially all of the assets of the company are sold, assigned or transferred, other than to a wholly-owned subsidiary;
(c)
an acquisition of the company via merger, amalgamation, consolidation, statutory arrangement or otherwise or the dissolution or liquidation of the company;
(d)
individuals who, at the beginning of any two-year period constitute the board of directors, cease to constitute a majority of the board, excluding any individuals whose service ceased due to death during such two-year period;
(e)
pursuant to its rights in the Governance Agreement, the Province replaces the entire board (other than the President and CEO) and, in its discretion, the chair of the board;
(f)
a change is made to an Ontario law or regulation that:
 (i)
both (A) expressly states that it applies either to (1) Hydro One or an affiliate or (2) companies in the electrical transmission and/or distribution business generally but has a disproportionate effect on Hydro One and its affiliates as a whole, and (B) would materially adversely affect the ability of Hydro One to achieve any corporate performance measures set out in any outstanding awards; or
 (ii)
imposes limits on the quantum of compensation that may be paid to non-union employees of Hydro One or its affiliates other than restrictions established for rate approval or other purposes which do not restrict amounts actually paid; or
(g)
the board passes a resolution confirming that a change in control has occurred.
As a result of limitations on the ownership of the company’s shares under the Electricity Act (Ontario), there would have to be an amendment to such statute for a change in control to occur in certain circumstances.

Assignability
Options are generally not assignable or transferable. Other awards may be assigned to a “permitted assign” (as defined under Canadian securities law), which includes a spouse, registered retirement savings plan, registered retirement income fund or personal holding company.

Discretion
The HRC may accelerate vesting or exercisability of an award. The HRC may adjust performance objectives in an objectively determinable manner to reflect events occurring during the performance period that affect the applicable performance objective.

Hydro One Limited | 2026 Management Information Circular 93

EXECUTIVE COMPENSATION

Adjustments
The HRC may make adjustments in its sole discretion to the terms of any award, the number and type of securities issuable under the award and the number of common shares issuable under the LTIP in the event of a capital reorganization, the payment of a stock dividend (other than a stock dividend that is in lieu of a cash dividend), or in the event of an amalgamation, combination, arrangement, merger or other transaction or reorganization of the company that does not constitute a change in control.

Amendment
The HRC may amend the LTIP or outstanding awards, or terminate the LTIP as to future grants of awards, except that a change that would affect materially and adversely an employee’s rights under the award is subject to the employee’s consent unless expressly provided in the LTIP or the terms of the award at the time of grant.
Shareholder approval is required for any amendment that:
(a)
increases the number of common shares available for issuance under the LTIP or increases the limits on awards to insiders (except with respect to the adjustments described above);
(b)
permits non-employee directors to receive awards;
(c)
reduces the exercise price of an award (including by cancelling an award and reissuing an award to the same participant with a lower exercise price) except pursuant to the provisions of the LTIP which permit the HRC to make equitable adjustments in the event of transactions affecting the company or its capital;
(d)
extends the term of any award beyond its original expiration date (except where the expiration date would have fallen within a company blackout period or within five business days thereafter);
(e)
permits an award to be exercisable or settled beyond 10 years from its grant date (except where the expiration date would have fallen within a company blackout period);
(f)
permits awards to be transferred other than to a “permitted assign” (as defined under Canadian securities law) or for normal estate settlement purposes; or
(g)
deletes or reduces the range of amendments which require shareholder approval.

Notes:
1.
In the Termination and Change in Control Provisions table above, if a participant resigns for good reason following a change in control, unvested awards granted prior to the change in control continue to vest or accelerate, as applicable.

2.
The LTIP was amended in 2023 to update certain definitions, ensure compliance with applicable laws and clarify that award payouts are inclusive of vacation pay, and again in 2024 to clarify that only awards granted at least six months prior to a participant providing notice of retirement will continue to vest and be settled or exercisable, subject to applicable conditions. The summary table does not reflect amendments adopted on March 4, 2026, which updated certain definitions (including the definition of market price), clarified interpretive and compliance provisions and made other housekeeping amendments.

The above description of the equity-based LTIP is summary in nature and is qualified in its entirety by the text of the LTIP.
iii. Share Grant Plans for Certain Members of the Power Workers’ Union and the Society of United Professionals
A summary of the key terms of the share grant plans referenced above is provided below:

	Power Workers’ Union Share Grant Plan(1)	Society of United Professionals Share Grant Plan(1)
Benefit	Right to receive common shares on April 1 of each year for up to a specified number of years beginning April 1, 2017	Right to receive common shares on April 1 of each year for up to a specified number of years beginning April 1, 2018
Eligibility	Employees represented by the Power Workers’ Union and contributing to the Hydro One DBPP as of April 1, 2015	Employees represented by the Society of United Professionals and contributing to the Hydro One DBPP as of September 1, 2015
Maximum No. of Shares Authorized	3,981,763 common shares (0.66% of the outstanding common shares)	1,434,686 common shares (0.24% of the outstanding common shares)

94 Hydro One Limited | 2026 Management Information Circular

	Power Workers’ Union Share Grant Plan(1)	Society of United Professionals Share Grant Plan(1)
Schedule for Delivery of Shares
Each participant received a schedule setting out the shares to be delivered on each date subject to the participant’s continuous employment, which schedule provided that the last delivery date would be the first to occur of:
•
April 1, 2028;
•
the date the employee has greater than 35 years of pensionable service under the Hydro One DBPP; and
•
the date the employee must, due to age, cease contributing to such plan under the current provisions of the Income Tax Act (Canada)

Each participant received a schedule setting out the shares to be delivered on each date subject to the participant’s continuous employment, which schedule provided that the last delivery date would be the first to occur of:
•
April 1, 2029;
•
the date the employee has greater than 35 years of pensionable service under the Hydro One DBPP; and
•
the date the employee must, due to age, cease contributing to such plan under the current provisions of the Income Tax Act (Canada)

Termination of Employment	Delivery of common shares ceases if participant has not been an employee continuously from April 1, 2015	Delivery of common shares ceases if participant has not been an employee continuously from September 1, 2015
Assignability	Right to receive common shares is non-assignable	Right to receive common shares is non-assignable
Amendment
Board may amend the plan at any time subject to the consent of the Power Workers’ Union and provided that an amendment that would prejudice the right of a participant to be delivered common shares is subject to the participant’s consent
Shareholder approval is required for any amendment that:
(a)
increases the number of common shares reserved for issuance under the plan,
(b)
permits non-employee directors to participate,

Board may amend the plan at any time subject to the consent of the Society of United Professionals and provided that an amendment that would prejudice the right of a participant to be delivered common shares is subject to the participant’s consent
Shareholder approval is required for any amendment that:
(a)
increases the number of common shares reserved for issuance under the plan,
(b)
permits non-employee directors to participate,

	(c) allows equity-based awards other than grants of common shares to be made under the plan, or (d) amends the amendment provisions other than to add additional matters requiring shareholder approval.	(c) allows equity-based awards other than grants of common shares to be made under the plan, or (d) amends the amendment provisions other than to add additional matters requiring shareholder approval.

Note:
1.
The share grant plans were amended in 2024 to allow consistent treatment and to harmonize language between the plans regarding participants who are Canadian resident taxpayers who elect to hold all or part of the shares granted to them under the plans in their Registered Retirement Savings Plan and/or their Tax-Free Savings Account. The changes approved on June 3, 2024 and accepted by the TSX in July 2024 do not require shareholder approval.

The above description of the share grant plans is summary in nature and is qualified in its entirety by the text of each share grant plan.
Hydro One Limited | 2026 Management Information Circular 95

OTHER INFORMATION

Other Information
Directors’ and Officers’ Liability Insurance
Hydro One carries traditional directors’ and officers’ insurance which has a total policy limit of $200 million in the aggregate, including defence costs. Under this policy, Hydro One and its subsidiaries are reimbursed for payments made under the indemnity provisions on behalf of directors and officers for actual or alleged wrongful acts committed in their insured capacity, subject to all the terms, conditions, and exclusions of the policy. The policy has a $500,000 deductible. The 2025 premium cost for this policy, exclusive of taxes, was: $571,694.
Indebtedness of Directors, Officers and Employees
No director, executive officer, employee, former director, former executive officer or former employee or associate of any director or executive officer of Hydro One or any of its subsidiaries had any outstanding indebtedness to Hydro One or any of its subsidiaries except routine indebtedness or had any indebtedness that was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Hydro One or any of its subsidiaries.
Interest of Informed Persons in Material Transactions
Other than as noted below and elsewhere in this circular, there are no material interests, direct or indirect, of any director or executive officer of the company, any shareholder that beneficially owns, or controls or directs (directly or indirectly), more than 10% of any class or series of Hydro One’s common shares, any proposed director, or any associate or affiliate of any of the foregoing persons, in any transaction since the commencement of the company’s most recently completed financial year before the date hereof that has materially affected or is reasonably expected to materially affect the company.
In connection with the initial public offering, on November 5, 2015, the company entered into: (i) the Governance Agreement with the Province; and (ii) a registration rights agreement (the Registration Rights Agreement) with the Province granting the Province certain rights with respect to future sales of common shares owned by the Province. On July 11, 2018, the company entered into the July 11 Letter Agreement with the Province and on June 18, 2025, the company entered into the Waivers with the Province, each as are described starting on page 30 of this circular.
Interest of Certain Persons in Matters to be Acted Upon
Other than the election of directors of Hydro One or as otherwise set out in this circular, no director or executive officer of the company, since the beginning of the company’s last financial year, proposed director, or any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting.
Shareholder Proposals and Nominations
A shareholder intending to submit a proposal at an annual meeting of shareholders of the company must comply with the applicable requirements of the OBCA and the company’s by-laws. Any proposal to be considered at the 2027 annual meeting of the company must be received by the corporate secretary of Hydro One by no later than April 12, 2027.
Shareholders who wish to nominate candidates for election as directors must provide timely notice in writing to the Corporate Secretary, Hydro One Limited, 483 Bay Street, South Tower, 8th Floor Reception, Toronto, Ontario, Canada M5G 2P5 and include the information set forth in the company’s by-laws. The notice must be made not less than 30 days (40 days where notice-and-access is to be used) prior to the date of the annual meeting of shareholders to which the nomination relates. See the company’s by-laws for complete details on the procedures to be followed. The company’s by-laws are available under Hydro One’s profile on SEDAR+ at www.sedarplus.com.
96 Hydro One Limited | 2026 Management Information Circular

Other Business
Management does not currently know of any matters to be brought before the meeting other than those set forth in the notice and as described in this circular.
Additional Information
Additional information relating to Hydro One is available under Hydro One’s profile on SEDAR+ at www.sedarplus.com and on our website at www.HydroOne.com. For additional details concerning the Governance Agreement, the Registration Rights Agreement, the July 11 Letter Agreement and the Waivers, please refer to Hydro One’s annual information form which is available under Hydro One’s profile on SEDAR+ at www.sedarplus.com. Additional financial information is provided in the consolidated financial statements and notes to the consolidated financial statements and management’s discussion and analysis of Hydro One for 2025. Shareholders may request copies of Hydro One’s financial statements and management’s discussion and analysis by sending a request in one of the following ways.
Mail
483 Bay Street
c/o Corporate Secretary of Hydro One Limited
8th Floor Reception, South Tower
Toronto, Ontario
M5G 2P5
Email
investor.relations@HydroOne.com

Copies are also available under Hydro One’s profile on SEDAR+ at www.sedarplus.com.

Hydro One Limited | 2026 Management Information Circular 97

OTHER INFORMATION

Caution Regarding Forward-looking Statements
Certain information in this circular contains “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking information in this circular is based on current expectations, estimates, forecasts and projections about Hydro One’s business and the industry, and the regulatory and economic environments in which Hydro One operates and includes beliefs of and assumptions made by management. Such statements include, but are not limited to, the following: board composition and director search, including changes to the board and board committees; changes in compensation; the company’s GHG emissions reduction intiatives and targets; the company’s commitments with respect to measuring and reporting on its ESG targets, priorities and goals; Hydro One’s new and related expectations; the adaption of the company’s strategy and roadmap and results thereof; the evolution of the company’s sustainability strategy; expected connections for generation; the company’s commitment: to increasing Indigenous procurement spend to 5% of the company’s total procurement spend by the end of 2026, ensuring 20% of its corporate donations and sponsorships support Indigenous communities and commitments tied to diversifying the company’s workforce, helping manage the impact of climate change on the company’s business and reducing the company’s environmental footprint and Indigenous partnerships to help build socio-economic capacity across Ontario.
Words such as “aim”, “could”, “would”, “expect”, “anticipate”, “intend”, “may”, “plan”, “will”, “believe”, “seek”, “estimate”, “goal”, “target”, “can” and negative and grammatical variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. The forward-looking information in this section is based on a variety of factors and assumptions including, but not limited to, the following: no unforeseen changes in the legislative and operating framework for Ontario’s electricity market or for Hydro One specifically; favourable decisions from the OEB and other regulatory bodies concerning outstanding and future rate and other applications; no unexpected delays in obtaining required regulatory approvals; no unforeseen changes in rate orders or rate setting methodologies for the company’s distribution and transmission businesses; no unfavourable changes in environmental regulation; continued use of U.S. GAAP; a stable regulatory environment; no significant changes to the company’s current credit ratings; no unforeseen impacts of new accounting pronouncements; no changes to expectations regarding electricity consumption; no unforeseen changes to economic and market conditions; completion of operating and capital projects that have been deferred; and no significant event occurring outside the ordinary course of business. These assumptions are based on information currently available to Hydro One, including information obtained from third-party sources. Actual results may differ materially from those predicted by such forward-looking information. While Hydro One does not know what impact any of these differences may have, Hydro One’s business, results of operations, financial condition and credit stability may be materially adversely affected if any such differences occur.
Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking information include, among other things: regulatory risks and risks relating to Hydro One’s revenues, including risks relating to actual performance against forecasts, competition with other transmitters and other applications to the OEB, the rate-setting models for transmission and distribution, the recoverability of capital expenditures, obtaining rate orders or recoverability of total compensation costs; risks associated with the Province’s share ownership of Hydro One and other relationships with the Province, including potential conflicts of interest that may arise between Hydro One, the Province and related parties, risks associated with the Province’s exercise of further legislative and regulatory powers, risks relating to the ability of the Company to attract and retain qualified executive talent or the risk of a credit rating downgrade for the company and its impact on the company’s funding and liquidity; risks relating to the location of the company’s assets on Reserve lands, that the company’s operations and activities may give rise to the Crown’s duty to consult and potentially accommodate Indigenous communities, and the risk that Hydro One may incur significant costs associated with transferring assets located on Reserves; the risk that the company may be unable to comply with regulatory and legislative requirements or that the company may incur additional costs for compliance that are not recoverable through rates; the risk of exposure of the company’s facilities to the effects of severe weather conditions, natural disasters, man-made events or other unexpected occurrences for which the company is uninsured or for which the company could be subject to claims for damage; risks associated with information system security and maintaining complex IT and operational technology (OT) system infrastructure, including system failures or risks of cyber-attacks or unauthorized access to corporate IT and OT systems; the risk of non-compliance with environmental regulations and inability to recover environmental expenditures in rate applications and the risk that assumptions that form the basis of the company’s recorded environmental liabilities and related regulatory assets may change; the risk of labour disputes and inability to negotiate or
98 Hydro One Limited | 2026 Management Information Circular

renew appropriate collective agreements on acceptable terms consistent with the company’s rate decisions; the risk that the company may not be able to execute plans for capital projects necessary to maintain the performance of the company’s assets or to carry out projects in a timely manner or the risk of increased competition for the development of large transmission projects or legislative changes affecting the selection of transmitters; risks associated with asset condition, capital projects and innovation, including public opposition to or delays or denials of the requisite approvals and accommodations for the company’s planned projects; risks related to the company’s work force demographic and its potential inability to attract and retain qualified personnel; the risk that the company is not able to arrange sufficient cost-effective financing to repay maturing debt and to fund capital expenditures, the risk of a downgrade in the company’s credit ratings or risks associated with investor interest in ESG performance and reporting; risks associated with fluctuations in interest rates and failure to manage exposure to credit and financial instrument risk; risks associated with economic uncertainty and financial market volatility; the risk of failure to mitigate significant health and safety risks; the risk of not being able to recover the company’s pension expenditures in future rates and uncertainty regarding the future regulatory treatment of pension, other post-employment benefits and post-retirement benefits costs; the impact of the ownership by the Province of lands underlying the company’s transmission system; the risk associated with legal proceedings that could be costly, time-consuming or divert the attention of management and key personnel from the company’s business operations; the impact if the company does not have valid occupational rights on third-party owned or controlled lands and the risks associated with occupational rights of the company that may be subject to expiry; risks relating to adverse reputational events or political actions relating to Hydro One and the electricity industry; the potential that Hydro One may incur significant expenses to replace functions currently outsourced if agreements are terminated or expire before a new service provider is selected; risks relating to acquisitions, including the failure to realize the anticipated benefits of such transactions at all, or within the time periods anticipated, and unexpected costs incurred in relation thereto; risks relating to an outbreak of infectious disease; the inability to continue to prepare financial statements using U.S. GAAP; and the risk related to the impact of any new accounting pronouncements. Hydro One cautions the reader that the above list of factors is not exhaustive. Some of these and other factors are discussed in more detail under the sections entitled “Forward-Looking Information” and “Risk Factors” in Hydro One Limited’s most recent annual information form, the sections entitled “Risk Management and Risk Factors” and “Forward-Looking Statements and Information” in Hydro One Limited’s most recent annual management’s discussion and analysis of its financial condition and results of operations and the section entitled “Forward-Looking Statements and Information” in Hydro One Limited’s most recent interim management’s discussion and analysis of its financial condition and results of operations which are filed on SEDAR+ under Hydro One Limited’s profile at www.sedarplus.com. You should review such materials in detail, including the matters referenced therein.
Hydro One does not undertake or assume any obligation to update or revise any forward-looking information for any reason, except as required by applicable securities laws.
Hydro One Limited | 2026 Management Information Circular 99

SCHEDULE A

Schedule “A” Hydro One Limited Mandate for the Board of Directors
The board of directors (the Board) of Hydro One Limited (including its subsidiaries, the Company), elected by the shareholders of the Company, is responsible for overseeing the business and affairs of the Company, including its strategy. The Board discharges its responsibilities with a view to the best interests of the Company, which includes preserving and enhancing its underlying value having regard to the interests of its stakeholders.
Purpose
The Board discharges its oversight and supervisory responsibilities directly and through its Audit Committee, Governance & Regulatory Committee, Human Resources Committee, and Indigenous Peoples, Safety & Operations Committee and by delegating the day-to-day management of the Company to the Chief Executive Officer and senior management.
The primary roles and responsibilities of the Board include overseeing:
(a)	the Company’s brand, reputation and culture of integrity;
(b)	the strategy, operating model, and organizational structure of the Company;
(c)	the Company’s capital and financial structure and performance;
(d)	the Company’s approach to environmental, social and governance matters relating to the long-term health and sustainability of the Company;
(e)	the appointment and succession of the Company’s CEO;
(f)	the Company’s relationships and engagement with its key stakeholders;
(g)	material regulatory matters and public policy initiatives associated with the electricity and utility sector impacting the Company; and
(h)	the identification, assessment and management of the Company’s principal risks.
Responsibilities
The principal responsibilities of the Board are set out below.
Culture & Reputation
1.	Promoting a culture of integrity, ethical leadership, diversity, inclusion, health safety and sustainability within the Company and its leadership.
2.	Assessing the adequacy and effectiveness of management’s programs, policies and procedures to preserve and enhance the Company’s culture, brand and reputation.
3.
Satisfying itself as to the integrity of the Chief Executive Officer and other direct reports and other key employees of the Company and its subsidiaries as the Committee or Board may determine (collectively, the Designated Employees), and their commitment to the cultural and ethical objectives of the Company.

4.	Receiving reports from the CEO on a regular basis with respect to the Company’s culture.
Strategic Planning & Major Projects
5.	Overseeing and approving the strategy, mission and vision of the Company.
6.	Overseeing and approving the Company’s annual budget, business plan and Asset Investment Plan.
7.
Adopting processes for monitoring the Company’s performance and progress toward its strategic and operational priorities, objectives and goals and the adequacy and effectiveness of management’s policies, programs and processes.

8.	Receiving reports from the CEO on a regular basis with respect to the Company’s strategy.
9.	Receiving reports from management on long-term planning and discussions associated with significant or strategic operational activities and major projects or investments.
100 Hydro One Limited | 2026 Management Information Circular

Financial Performance, Structure & Material Investments
10.	Overseeing and approving the capital and financial structure of the Company, including its liquidity and capital resources.
11.	Approving the external auditors to be engaged by the Company to be proposed for shareholder approval.
12.	Approving the declaration and payment of dividends.
13.
Approving (i) new capital or Operations, Maintenance and Administration project expenditures (and, if and as required, cumulative variances relating thereto) requiring the approval of the Board under the Company’s Delegation and Exercise of Authority Policy and Expenditure Authority Register (the EAR) and (ii) other strategic and/or long-term investments, projects or capital allocation programs or activities of the Company.

14.	Delegating to senior management the authority for expenditures and transactions, subject to specified limits under the EAR, beyond which Board approval is required.
15.
Overseeing the accurate disclosure and reporting of the financial performance of the Company to shareholders, other securityholders and regulators on a timely and regular basis, including reviewing and approving the Company’s financial statements, management’s discussion and analysis and earnings releases.

16.
Overseeing the adequacy and effectiveness of the Company’s internal controls and disclosure controls and procedures, including to ensure compliance with applicable laws and the Company’s policies and procedures.

Corporate Governance
17.
Overseeing and approving the Company’s overall approach to corporate governance, having regard to the Governance Agreement between the Company and the Province of Ontario (the “Governance Agreement”), including the terms of the Board and Committee Mandates, the Company’s Corporate Governance Guidelines and other corporate governance policies and standards, and having regard to governance best practices.

18.	Overseeing structures and procedures to enable the Board to exercise objective and independent judgment and oversight of the management of the Company’s business and affairs.
19.	Overseeing succession planning for the Board, orientation and ongoing educational opportunities for directors and the annual assessments of the effectiveness of the directors and the Board as a whole.
20.	Overseeing the succession plans for the Chief Executive Officer and associated contingency preparedness.
21.
Delegating to Board Committees oversight of specific matters (except for the authority of the Governance & Regulatory Committee over the management and oversight of the director nomination process in accordance with the Governance Agreement), and appointing, where appropriate, ad hoc committees to assist the Board in discharging its responsibilities.

Regulatory Affairs
22.	Overseeing material regulatory matters relevant to the Company’s strategies, business and operations, including the Company’s relationships with electricity and utility regulators.
23.
Overseeing and approving management’s proposed strategies and plans relating to significant transmission, distribution or combined rate filings or applications and other material regulatory matters requiring approval by electricity and utilities regulators, agencies or authorities.

Corporate Affairs
24.	Overseeing material corporate affairs initiatives relevant to the Company’s strategy, business and operations.
Stakeholder Relationships
25.	Overseeing and receiving reports from management on the Company’s investor relations activities and investor feedback.
26.
Overseeing and approving the Company’s Indigenous Peoples strategy and engagement framework, including with respect to the Company’s partnerships and other significant relationships and engagement with Indigenous Peoples and the adequacy and effectiveness of management’s policies, programs and procedures to enhance long-term relationships of trust and mutual respect with Indigenous Peoples.

Hydro One Limited | 2026 Management Information Circular 101

SCHEDULE A

27.
Overseeing the Company’s approach to engagement and communications strategies and policies relating to the Company’s customers and other key stakeholders, including shareholders, Indigenous Peoples, employees, financial analysts, governmental and regulatory authorities, the media and the communities in which the Company operates, as well as processes to ensure the timely, accurate and complete disclosure of material developments impacting the Company.

28.	Receiving reports on the activities of the Company’s independent Ombudsman.
Sustainability, Environment, Health & Safety
29.
Overseeing, reviewing and, where applicable, approving the Company’s strategies and approach relating to sustainability matters including environmental, social, governance, climate change, and health and safety matters.

30.	Reviewing and approving the Company’s public documents relating to sustainability.
Management & Human Resources
31.	Overseeing the Company’s human resources strategy and plans, including diversity and inclusion policies and practices.
32.	Overseeing and approving the appointment and succession of the Chief Executive Officer and their performance and compensation.
33.	Overseeing, in coordination with the Chief Executive Officer, the process and plans for the appointment, succession and compensation of all other senior management and their performance.
Risk Management
34.
Overseeing and approving the Company’s Enterprise Risk Management framework and programs for identifying, assessing and managing the Company’s principal risks, including, but not limited to, any applicable material environmental and social-related risk, with a view to achieving an appropriate balance between the risks incurred and potential returns and the long-term sustainability of the Company.

35.
Overseeing and assessing the adequacy and effectiveness of programs and processes for identifying, assessing and managing or mitigating the Company’s principal risks and ensuring that primary oversight responsibility for each of the key risks identified in the Enterprise Risk Management framework is assigned to the Board or one of its Committees.

36.	Overseeing the Company’s material cyber security, physical security, data privacy and information technology infrastructure, policies and programs.
Policies
37.	The Board is responsible for reviewing and approving the policies listed in Appendix “A”.
102 Hydro One Limited | 2026 Management Information Circular

Appendix A – Policies
Management will review the policies listed below at least every two years, or more frequently if needed or desired, and any material changes will be presented to the Board for approval.
1.	Code of Business Conduct;
2.	Whistleblower Policy;
3.	Director Conflict of Interest Policy;
4.	Corporate-Shareholder and Stakeholder Engagement Policy;
5.	Director Compensation, Travel and Expense Policy;
6.	D&O Insurance Policy (changes of insurer or material changes);
7.	Insider Trading Policy;
8.	Skills Matrix;
9.	Board Diversity Policy;
10.	Majority Voting Policy;
11.	Corporate Disclosure Policy;
12.	Corporate Governance Guidelines;
13.	Mandate of the Ombudsman;
14.	Mandates of the Board and Board Committees;
15.	Position Descriptions for the CEO, the Chair, the Directors and the Committee Chairs;
16.	Environment Policy;
17.	Health & Safety Policy;
18.	Public Safety Policy;
19.	Indigenous Relations Policy;
20.	Audit & Non-Audit Services Pre-Approval Policy;
21.	Policy for Hiring Employees/Former Employees of the External Auditor;
22.	Fraud Risk Assessment Management Program;
23.	Anti-Bribery and Anti-Corruption Policy;
24.	Compensation Recoupment Policy;
25.	Executive Share Ownership Guidelines and Anti-Hedging Policy;
26.	Cash Settled Long-Term Incentive Plan;
27.	Defined Benefit and Defined Contribution Pension Plan;
28.	Employee Share Purchase Plan;
29.	Long Term Incentive Plan;
30.	Management Deferred Share Unit Plan;
31.	Non-Employee Director Deferred Share Unit Plan; and
32.	Non-Registered Savings Plan.
Hydro One Limited | 2026 Management Information Circular 103

SCHEDULE A

How to Contact Us

Investors	Hydro One Investor Relations 483 Bay Street, South Tower, 7th Floor Toronto, Ontario, Canada M5G 2P5 Email: investor.relations@HydroOne.com
Customers	Hydro One Networks Inc. P.O. Box 5700, Markham, Ontario, Canada L3R 1C8 Billing and Service Inquiries: Tel: 1-888-664-9376 Report an Emergency (24 hours): Tel: 1-800-434-1235
Shareholders looking for information on voting or technical support if attending the shareholder meeting virtually
Broadridge Investor Communications Corporation
How to Vote:
By phone: 1-800-474-7493 (English) or 1-800-474-7501 (French)
Online: www.proxyvote.com
(enter the control number located on the voting instruction form)
URL for attending the shareholder meeting virtually:
www.virtualshareholdermeeting.com/ HRNNF2026
Technical support line: 1-844-986-0822 or 303-562-9302 (International)

Shareholders changes in share registration, address changes, dividend information, lost share certificates, estate transfers, or duplicate mailings	Computershare Trust Company of Canada 320 Bay Street, 14th Floor, Toronto, ON M5H 4A6 Tel: 1-800-564-6253 or 514-982-7555 Fax: 1-888-453-0330 or 416-263-9524 Email: service@computershare.com
Independent directors	Chair of the Board c/o the Corporate Secretary 483 Bay Street, South Tower, 8th Floor Reception Toronto, Ontario, Canada M5G 2P5 Email: corporatesecretary@HydroOne.com
Executive compensation matters	Chair of the Human Resources Committee c/o the Corporate Secretary 483 Bay Street, South Tower, 8th Floor Reception Toronto, Ontario, Canada M5G 2P5 Email: corporatesecretary@HydroOne.com

Find the information you need online

Stay current with the latest Hydro One investor information and sign up for email alerts by visiting www.HydroOne.com/ Investor-Relations.

Reminder about shareholder mailings

We announce our financial results by media release, and our financial statements and management’s discussion and analysis (MD&A) are available on our website (www.HydroOne.com).
If you are a shareholder and want to receive paper copies of our interim financial statements and related MD&A and/or our annual financial statements and related MD&A in 2026, you must mark the request box at the bottom of your proxy form (registered shareholders) or voting instruction form (beneficial shareholders).

104 Hydro One Limited | 2026 Management Information Circular

hydroOne

HydroOne.com

Photo taken by employee Kevin Heithoff, Regional Maintainer 1 - Lines Distribution